Exhibit 99.7

BUDGET 2023

Fiscal Plan

Securing Alberta’s

Future

2023–26

Alberta Treasury Board and Finance

Communications

9th floor, Edmonton Queen Elizabeth II Building

9820 – 107 Street NW

Edmonton, Alberta, T5K 1E7

Telephone: 780 427-5364

Toll-free within Alberta: 310-0000 then 780-427-5364

TBF.Communications@gov.ab.ca

For electronic copies of Budget 2023: Fiscal Plan visit our website at:

alberta.ca/budget-documents.aspx

ISBN 978-1-4601-5633-9

ISSN 2369-0127

Copyright © 2023 President of Treasury Board and Minister of Finance and its licensors. All rights reserved.

BUDGET 2023

GOVERNMENT OF ALBERTA | 2023–26

2023–26

Fiscal Plan

PRESENTED BY

TRAVIS TOEWS

PRESIDENT OF TREASURY BOARD

    AND MINISTER OF FINANCE

in the Legislative Assembly of Alberta

February 28, 2023

Accountability Statement

The government’s Fiscal Plan for the three years commencing April 1, 2023 was prepared under my direction in accordance with the Fiscal Planning and Transparency Act and the government’s accounting policies. All of the government’s policy decisions as of February 13, 2023 with material economic or fiscal implications have been considered in preparing the three year Fiscal Plan.

Original signed by

Travis Toews

President of Treasury Board and Minister of Finance

February 13, 2023

2	Fiscal Plan 2023 – 26

       Fiscal Plan 2023 – 26

Overview	5

Economic Outlook	23

Revenue	55

Expense	75

Capital Plan	99

Tax Plan	119

Debt	137

Fiscal Plan Tables	147

Response to the Auditor General	165

           Note: Amounts presented in tables may not add to totals due to rounding.

Fiscal Plan 2023 – 26	3

BLANK PAGE

4

BUDGET 2023

GOVERNMENT OF ALBERTA | 2023–26

Fiscal Plan

Overview

5

Overview	7

Securing Alberta’s Future	7

Boosting Alberta’s Advantage	8

Strengthening Health Care	8

Supporting Albertans	9

Keeping Albertans and Communities Safe	9

Fiscal Management	9

Energy and Economic Assumptions	10

Revenue	11

Expense	12

Capital Plan	13

Debt and Debt Servicing	14

Fiscal Summary	15

Fiscal Framework	17

Alberta Context	17

Sustainable Fiscal Planning and Reporting	17

Note: Amounts presented in tables may not add to totals due to rounding.

6	Overview | Fiscal Plan 2023 – 26

Overview

Securing Alberta’s Future

Alberta is the best place to live, work and raise a family. We have come through some challenging years and our economy has momentum. Budget 2023 is securing Alberta’s future by strengthening health care, addressing affordability, growing the economy, supporting job creation, and keeping Albertans and communities safe.

Alberta’s government is committed to responsible fiscal management. Budget 2023 introduces a new fiscal framework to help deal with Alberta’s unique economic and revenue volatility. The framework will secure Alberta’s future by requiring balanced budgets, limiting operating expense growth, and setting out rules to pay down maturing debt, save for the future, and invest in areas and services important to Albertans.

Amendments will also be introduced for the Alberta Heritage Savings Trust Fund to retain 100 per cent of its net income instead of the current requirement to retain only an amount for inflation proofing. This will result in significant increases to the annual growth in Heritage Fund assets. Fiscal responsibility matters and these impacts will be felt by current and future Albertans.

Budget 2023 – Key Fiscal Metrics

(billions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26

	Actual	Budget	Forecast	Estimate	Target	Target
Revenue	68.3	62.6	76.0	70.7	71.7	72.6

Expense

Operating expense	52.3	51.5	55.4	57.0	58.0	59.2

Other expense	9.0	8.9	8.9	9.7	10.1	10.5

Total Expense (before provisions and allowances)	61.3	60.3	64.3	66.8	68.2	69.7

Contingency / disaster assistance / COVID-19	3.1	1.8	1.3	1.5	1.5	1.5

Surplus / (Deficit)	3.9	0.5	10.4	2.4	2.0	1.4

Other Key Metrics:

Capital / Other Non-financial assets	58.6	60.5	59.5	61.2	62.4	62.2

Heritage Fund Year-end Balances	17.1	17.5	18.9	20.0	21.3	22.8

Taxpayer Supported Debt	93.1	94.7	79.7	78.3	78.3	79.7

Net Financial Debt	57.0	65.1	47.4	46.5	45.6	44.1

Net Debt to GDP	15.2%	16.7%	10.2%	10.2%	9.7%	9.1%

Note:        See table on page 15 for amounts in millions.

Overview | Fiscal Plan 2023 – 26	7

Boosting Alberta’s Advantage

Alberta has the best economic fundamentals in the country. We have a young, highly skilled workforce, the highest weekly earnings among provinces, some of the lowest home prices and rents of large Canadian urban centres, and the lowest overall taxes in Canada. With one of the lowest corporate tax rates in North America, more businesses across many sectors are choosing Alberta, creating family supporting jobs, further diversifying the economy, and maintaining our high quality of life.

Budget 2023 creates opportunities for Albertans by supporting economic growth and job creation.	Alberta’s long-term prosperity is dependent on improving competitiveness, attracting business investment, and creating jobs. Alberta’s government continues to support key and emerging sectors, reduce unnecessary government oversight to save time and money for Albertans and Alberta businesses, and eliminate barriers for job creators. Budget 2023 builds on the success of the Alberta at Work initiatives introduced in Budget 2022 to assist Albertans – no matter where they are on their career path – in participating in the labour market with jobs that support their aspirations and improve their lives.

Budget 2023 also includes targeted investments to address critical shortages in key areas such as health care, non-trade construction, energy, technology, business, and the aviation sector.

Strengthening Health Care

Budget 2023 invests in strengthening Alberta’s health care system to provide the right supports when and where Albertans need them.

Alberta’s government is building a stronger health-care system that has the right supports in place for Albertans to get the care they need, when and where they need it.

Budget 2023 supports the Healthcare Action Plan with investments to strengthen the Emergency Medical Services (EMS) system and reduce surgical and emergency department wait times. At the same time, government is empowering frontline workers to provide improved services to Albertans. A targeted, measured approach will be followed to evaluate the outcomes of the Healthcare Action Plan.

Alberta has the best front line health care workers in the world. Budget 2023 includes funding to address health care staffing challenges through initiatives to train, recruit, and retain more health care professionals, including specific challenges in remote and rural communities. Budget 2023 will fund additional seats for physician training at Alberta’s medical schools, and the government will attract internationally educated nurses by addressing barriers they face including navigating complex regulatory requirements, assessment and licensing processes, and access to clinical placements.

8	Overview | Fiscal Plan 2023 – 26

Supporting Albertans

The government is taking immediate action to make life more affordable for Albertans. Alberta’s government is delivering targeted relief for families, seniors and the most vulnerable through the Affordability Action Plan. Assistance is being provided to seniors, families, low income, and vulnerable Albertans through direct affordability payments and the indexation of core benefits programs to inflation.

Alberta’s government is indexing personal income taxes to inflation and fully pausing the collection of the 13-cent provincial fuel tax until June 30, 2023. We are also helping all Albertans with the rising costs of everyday necessities through electricity and heating rebates, and pausing passenger vehicle insurance rate increases.

Budget 2023 makes post-secondary education more affordable by capping tuition at two per cent annually effective 2024-25, reducing interest rates on student loans, and providing more support for former students repaying their loans.

Keeping Albertans and Communities Safe

All Albertans have the right to safety and security in their homes, at school, or at work, whether they live in large cities or on farms, in smaller, rural, or Indigenous communities. The government is taking a fair, firm, and compassionate approach to keeping communities safe while also treating mental health and addiction as health care issues. We are securing Alberta’s future by building safe, resilient communities supported by strong police services, crisis response teams, mental health, addictions and social services, and emergency responders.

Budget 2023 includes increases for the Ministry of Public Safety and Emergency Services for community policing, correctional services, custody operations, victims’ services, and Alberta Sheriffs. The budget also adds more funding to increase capacity and ensure timely access to the justice system for Albertans.

Fiscal Management

Alberta’s government remains committed to fiscal responsibility. In 2019 the MacKinnon Panel identified that Alberta spent more than Canada’s three largest provinces on a per capita basis but did not achieve better outcomes. The government has worked to bring spending in-line with the average of British Columbia, Ontario and Quebec, and Budget 2023 shows that Alberta’s will be at or below the range of the three comparator province average on a per capita basis.

Overview | Fiscal Plan 2023 – 26	9

Per Capita Total Expense excluding Debt Servicing Costs: Alberta Versus Big-3 Provincial Average (ON, QB, BC)

‘Source:

Statistics Canada Government Finance Statistics to 2021-22 (preliminary). Alberta Budget 2023 used to derive growth rates for the projection years. For other provinces, range reflects a variety of possible spending growth trajectories. Program expense calculated as total expense less debt servicing cost. Not adjusted for COVID-19 related expense. In Alberta, expense excludes Crude-by-rail.

Energy and Economic Assumptions

Alberta’s economy is continuing to expand following two years of robust post-pandemic recovery, albeit at a more moderate pace. Real GDP growth is forecast to rise 2.8 per cent and lead the country in 2023. With last year’s strong pace of 4.8 per cent, real GDP fully recovered from the COVID-19 downturn and surpassed the 2014 peak, while incomes in the province hit a record high. This puts the province in a good position to face the challenges coming from last year’s rapid rise in prices, interest rates, and slower global growth.

The oil and gas sector will take the lead in 2023, underpinned by solid energy prices and strong cash flows from last year. With more people choosing to call Alberta home, population growth is projected to rise to its fastest pace since 2006, which should support residential construction activity. However, rising borrowing costs and elevated prices will continue to weigh on consumer spending and non-energy business investment. Inflation will continue to abate this year but will be slow to return to pre-pandemic levels.

Growth is forecast to accelerate over the medium term and become more broad-based as business investment and consumer spending pick up. Alberta’s competitive taxes, regulatory environment and access to abundant and low-cost natural resources will continue to encourage investment in the province. Consumer spending and residential construction activity are also expected to gain traction as inflation subsides further and interest rates come down. Solid fundamentals – such as strong population growth, a relatively young population and lower cost of living – will support Alberta’s continued expansion.

10	Overview | Fiscal Plan 2023 – 26

Energy and Economic Assumptions[a]

	2020-21 Actuals	2021-22 Actuals	2022-23 Estimate	2023-24 Forecast	2024-25 Forecast	2025-26 Forecast

WTI Oil (US$/bbl)[b]	42.32	77.03	90.50	79.00	76.00	73.50

Light-Heavy Differential (US$/bbl)[b]	10.58	13.56	20.00	19.50	16.80	16.40

WCS@Hardisty (Cdn$/bbl)[b]	41.42	79.63	92.60	78.00	75.90	72.10

Natural Gas (Cdn$/GJ)[b]	2.10	3.48	5.10	4.10	3.60	3.80

Conventional Crude Oil Production (000s barrels/day)	401	444	497	497	497	490

Raw Bitumen Production (000s barrels/day)	2,969	3,197	3,281	3,345	3,436	3,529

Exchange Rate (US¢/Cdn$)[b]	75.7	79.8	75.7	76.2	78.2	79.5

Interest Rate (10-year Canada bonds, %)	0.74	1.56	3.10	3.60	3.40	3.40

	2020 Actuals	2021 Actuals	2022 Estimate	2023 Forecast	2024 Forecast	2025 Forecast	2026 Forecast

Real GDP (% change)	(8.0)	4.8	4.8	2.8	3.0	2.9	2.8

Employment (% change)[c]	(7.1)	5.4	5.2	2.3	2.7	2.5	2.3

Unemployment Rate (%)[c]	11.3	8.6	5.8	6.4	6.3	6.1	5.7

Primary Household Income (% change)	(4.8)	5.8	8.8	5.9	6.7	6.4	6.1

Net Corporate Operating Surplus (% change)	(60.3)	284.9	54.9	(13.9)	7.9	6.9	4.4

Alberta Consumer Price Index (% change)[c]	1.1	3.2	6.4	3.3	2.2	2.2	2.2

Population (% change)[c]	1.2	0.6	2.2	2.9	2.2	2.1	1.7

a Forecast was finalized on January 30, 2023

b Forecasts have been rounded

c Actual

Revenue

Total revenue is estimated at $70.7 billion in 2023-24, $5.4 billion lower than the record $76 billion forecast for 2022-23.

Alberta government revenue has increased substantially over the last two years, after the global impacts of COVID-19 on economic activity and energy prices caused a sharp drop in 2020-21. As pandemic restrictions began easing in 2021, energy prices began rising. Revenue reached a record $68 billion in 2021-22. Oil and natural gas prices were unexpectedly high in 2022-23 mainly due to Russia’s invasion of Ukraine in February of 2022. Alberta government revenue reached a new record of $76 billion as a result. At the same time, the global economy has been hit with severe inflation, interest rate hikes, and the risk of recession. This has dampened energy prices and weighted down financial markets.

The Budget 2023 revenue forecast is based on many of these issues gradually easing during 2023 and 2024. Energy prices trend down and financial markets recover. Resource revenue is forecast to decline $9.2 billion in 2023-24, while investment income is expected to increase by $2.1 billion. Alberta’s government provided significant assistance to help Albertans with inflation pressures, sharing the boost in energy revenue. Fuel tax relief in 2022-23 and for part of 2023-24 and full indexation of the personal income tax system in 2022 restrain revenue growth in 2023-24. Federal transfers increase mainly due to re-profiling a one-time $707 million Fiscal Stabilization payment from 2022-23 into 2023-24. Revenue is forecast to grow by $2 billion by 2025-26, reaching $72.6 billion. Energy prices and resource revenue trend down	Corporate income tax revenue is down $0.5 billion from its 2022-23 record level, but remains higher than ever before.

Overview | Fiscal Plan 2023 – 26	11

while income and other tax revenue climbs, and investment income recovers. Recent negotiations on federal contributions to health care funding have so far resulted in a small one time payment in 2023-24 and an adjustment to the Canada Health Care formula that impacts revenue in 2025-26, both of which are included in Budget 2023. Further federally-directed transfers were still being discussed during the finalization of this budget therefore only agreed to funding has been incorporated.

The forecast is based on a moderate decline in energy prices, with improving global economic growth, but a great deal of uncertainty remains. The West Texas Intermediate oil price is expected to average US$79 per barrel (/bbl) in 2023-24, and US$73.50/bbl by 2025-26, while the Alberta Reference natural gas price is forecast to average Cdn$4.10 per gigajoule in 2023-24 and Cdn$3.80 by 2025-26.

Budget 2023 Revenue

(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26

	Actual	Budget	Forecast	Estimate	Target	Target

Personal Income Tax	13,335	13,382	13,806	14,069	15,034	16,071

Corporate Income Tax	4,718	4,040	6,413	5,911	6,254	6,590

Other Taxes	5,453	5,612	4,361	5,012	5,767	5,948

Resource revenue – Bitumen royalties	11,605	10,349	18,750	12,555	12,028	10,736

Resource revenue – Other	4,565	3,491	8,794	5,806	5,256	5,006

Transfers from Government of Canada	11,595	12,054	11,765	12,552	12,475	13,113

Investment Income	3,579	3,173	1,035	3,154	3,273	3,407

Net Income from Government Business Enterprises	4,810	2,435	2,449	2,727	2,422	2,647

Premiums, Fees and Licences	4,520	4,490	4,796	5,040	5,289	5,360

Other	4,142	3,581	3,856	3,827	3,926	3,730

Total Revenue	68,322	62,607	76,025	70,653	71,724	72,608

Expense

In 2023-24, operating expense will be three per cent, or $1.7 billion, higher than the 2022-23 forecast and will grow by approximately two per cent per year over the following two years. These targeted increases fund important investments to strengthen health care, grow the economy and support job creation, address affordability and keep Albertans and communities safe.

In 2022-23, the total expense forecast increased by $3.5 billion from Budget 2022 mainly due to measures to help Albertans deal with the rising cost of living, funding for the Alberta Medical Association (AMA) Agreement and collective bargaining agreements with teachers and other public sector unions, justice system and public safety enhancements, disaster expense related to wildfire fighting and agriculture indemnities and income support, and health care costs.

12	Overview | Fiscal Plan 2023 – 26

With the introduction of the new fiscal framework in Budget 2023, the contingency will increase to $1.5 billion per year. The contingency amount is intended to address unanticipated spending, including disasters and emergencies, and emerging priorities that may arise during the year and that are not practical to delay until the next budget.

Budget 2023 Expense

(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26

	Actual	Budget	Forecast	Estimate	Target	Target

Operating expense	52,343	51,487	55,384	57,038	58,049	59,200

Capital grants	2,503	2,429	1,845	2,821	3,209	3,274

Amortization / disposal loss / inventory consumption	4,186	4,057	4,480	4,397	4,460	4,509

Debt servicing costs	2,641	2,662	2,715	2,848	2,805	3,103

Pension provisions	(365)	(289)	(111)	(322)	(336)	(347)

Contingency / disaster assistance / COVID-19	3,076	1,750	1,322	1,500	1,500	1,500

Total Expense	64,378	62,096	65,635	68,282	69,687	71,239

Capital Plan

The Budget 2023 Capital Plan invests almost $23 billion to build and maintain public infrastructure that Albertans, communities, and businesses need and that contribute to the high standard of living that Albertans enjoy. This includes investments in infrastructure projects that help strengthen our health care system, attract private sector investment, enhance Albertans’ safety and security, and provide essential services.

The Budget 2023 Capital Plan includes:

•  $6.5 billion for municipal infrastructure;

•  $3.5 billion for capital maintenance and renewal;

•  $3.1 billion for health facilities;

•  $2.3 billion for roads and bridges;

•  $1.6 billion for schools;

•  $1.1 billion for agriculture and natural resources;

•  $3.2 billion for other Capital Plan envelopes; and

•  $1.7 billion in SUCH sector self-financed capital spending.

Alberta has vibrant communities that are a key factor in Alberta’s Advantage and reflect our high standard of living. Budget 2023 includes important infrastructure priorities in communities all across the province. Budget 2023 amends the Local Government Fiscal Framework so that municipalities share fully in both increases and decreases in provincial revenues. The government will continue to work with municipalities to finalize the allocation formula and consider ways to facilitate a smooth transition to the new framework.

Overview | Fiscal Plan 2023 – 26	13

Taxpayer-support debt is

estimated to be lower than what

was estimated in Budget 2022 by

$15 billion in 2022-23 and

$17.3 billion in 2023-24.

The Budget 2023 Capital Plan also increases the Community Facility Enhancement Program to $50 million per year. This important program works in partnership with eligible non-profit organizations to provide funding for sports, recreational, cultural, or other related public-use community facility enhancement needs.

The Capital Plan provides funding for the design and construction of new and modernized schools, as well as planning funds for 14 potential schools across the province. The government continues to invest in charter and collegiate schools to support choice and create clear pathways to post-secondary education and careers.

Budget 2023 invests $2.3 billion to enhance and expand Alberta’s road and bridge network. Key highlights include: $117 million for the twinning of Highway 63 north of Fort McMurray, $51 million to replace the interchange at the Queen Elizabeth II Highway and Highway 566 at Balzac, $75 million for 23 engineering projects all across the province, $60 million for the Vinca Bridge Replacement, and $22 million to address safety concerns at the intersection of Highway 16A and Range Road 20.

Recovery communities offer long term residential addiction treatment and are an important part of the government’s recovery-oriented system of care. Budget 2023 includes $155 million over three years for these important projects. Recovery communities in Red Deer and Lethbridge are expected to open in early 2023. Additional facilities are planned in Gunn, on the Blood Tribe First Nation, in Edmonton and Calgary. Budget 2023 includes funding for three new recovery communities; two in Northern Alberta and one in Central Alberta.

Debt and Debt Servicing

Taxpayer-supported debt outstanding is estimated to total $79.7 billion at the end of 2022-23 and $78.3 billion at the end of 2023-24.

Debt servicing costs are expected to be $2.8 billion in 2023-24. Until the debt is eliminated, resources will continue to be used to pay interest costs rather than being directed to delivering government programs and services that Albertans rely on.

The new fiscal framework sets out rules for using surplus cash to pay down debt as it matures. In 2022-23, $13.4 billion of maturing debt was repaid using surplus cash and $1.4 billion is expected to be repaid in 2023-24.

14	Overview | Fiscal Plan 2023 – 26

Debt Servicing Costs

(millions of dollars)

Fiscal Summary

Budget 2023 Fiscal Summary
(millions of dollars)
	2021-22	2022-23		2023-24	2024-25	2025-26

	Actual	Budget	Forecast	Estimate	Target	Target

Revenue

Income and Other Taxes	23,506	23,034	24,580	24,992	27,055	28,609

Resource revenue – Bitumen royalties	11,605	10,349	18,750	12,555	12,028	10,736

Resource revenue – other	4,565	3,491	8,794	5,806	5,256	5,006

Transfers from Government of Canada	11,595	12,054	11,765	12,552	12,475	13,113

Investment Income	3,579	3,173	1,035	3,154	3,273	3,407

Net Income from Government Business Enterprises	4,810	2,435	2,449	2,727	2,422	2,647

Premiums, Fees and Licences	4,520	4,490	4,796	5,040	5,289	5,360

Other	4,142	3,581	3,856	3,827	3,926	3,730

Total Revenue	68,322	62,607	76,025	70,653	71,724	72,608

Expense

Operating expense	52,343	51,487	55,384	57,038	58,049	59,200

% change from prior year	3.2%	(1.6)%	5.8%	3.0%	1.8%	2.0%

Capital grants	2,503	2,429	1,845	2,821	3,209	3,274

Amortization / disposal loss / inventory consumption	4,186	4,057	4,480	4,397	4,460	4,509

Debt servicing costs	2,641	2,662	2,715	2,848	2,805	3,103

Pension provisions	(365)	(289)	(111)	(322)	(336)	(347)

Contingency / disaster assistance / COVID-19	3,076	1,750	1,322	1,500	1,500	1,500

Total Expense	64,378	62,096	65,635	68,282	69,687	71,239

Surplus / (deficit)	3,944	511	10,390	2,371	2,037	1,369

Overview | Fiscal Plan 2023 – 26	15

Overview

Fiscal Framework

16	Overview | Fiscal Plan 2023 – 26

Fiscal Framework

Alberta Context

The historical volatility of Alberta’s economy and government revenues have long created unique fiscal planning challenges for the province. The tendency to move operational spending well in excess of sustainable levels during years of high commodity prices and robust government revenues is well documented. Now that we have returned to balanced budgets, it is timely and prudent to implement a fiscal framework. We are securing Alberta’s future by implementing fiscal rules to guide decision making and ensure spending growth is sustainable in the long run.

Alberta, along with the rest of the world, has emerged from some difficult years. Resource revenue has hit record levels, accentuated by the Russian invasion of Ukraine, global oil and gas shortages, the unwinding of COVID-19 health restrictions, and uncertainty related to climate concerns. It is timely and prudent to introduce a new fiscal framework. Fiscal rules help secure Alberta’s future by preventing short-term, temporary spikes in resource revenue from leading to permanent increases to spending.

Fiscal responsibility matters and the impacts of fiscal decisions are felt by all Albertans, now and into the future. Taxpayer-supported debt is expected to be $78.3 billion on March 31, 2024 and debt servicing costs are expected to be $2.8 billion in 2023-24 diverting resources away from important programs.

Sustainable Fiscal Planning and Reporting

Alberta’s current Fiscal Planning and Transparency Act includes rules for the budget and fiscal plan, strategic plan, business plans, quarterly fiscal updates, annual report, and Alberta Infrastructure Report.

In Budget 2023, Alberta’s government is introducing a new fiscal framework with four key components:

•	Require annual balanced budgets, with certain exceptions;

•	Limit year-over-year increases in operating expense to population growth and inflation;

•	Limit in-year expense growth to a budgeted and voted contingency; and

•	Set out policies for the allocation of surplus cash to repayment of maturing debt, saving for the future, or one-time initiatives that do not lead to permanent increases in government spending.

Amendments will also be introduced for the Alberta Heritage Savings Trust Fund to retain 100 per cent of its net income instead of the current requirement to retain only an amount for inflation proofing. This will result in significant increases to the annual growth in Heritage Fund assets. In 2022-23, $1.8 billion will have been added to the Heritage Fund.

Overview | Fiscal Plan 2023 – 26	17

Balanced Budgets

The new fiscal framework will require annual balanced budgets with certain exceptions.

In the consolidated fiscal plan, the budget will only be permitted to be in deficit if:

•	Revenue declines by $1 billion or more from the prior-year third quarter (Q3) revenue forecast; or

•	Revenue is expected to decline to an amount that is below the prior-year Q3 total expense forecast.

At year-end, a deficit is only allowed in the consolidated financial statements if:

•	A deficit is forecast in the budget as permitted by the exceptions;

•	Actual revenue has declined by $500 million or more from the current year budget amount; or

•	The budgeted, voted contingency is exceeded due to unanticipated costs beyond the government’s control due to disasters or emergencies declared by Cabinet; expense increases required under the Alberta Petrochemicals Incentive Program (APIP); non-cash, non-recurring expense increases required under accounting standards; and/or expense increases by $500 million or more for payments related to litigation or settlements not anticipated in the budget.

When a year-end deficit is permitted under the exceptions, the government will have two full years to return to balance. The framework will prohibit deficits for year-end actual results in the audited consolidated financial statements for more than three consecutive years.

For the purposes of the framework, adjusted total revenue and expense excludes changes when government receives dedicated revenue that automatically requires a related increase to expense (dedicated revenue-expense). For example, this would include revenue from the federal government that is required to be spent on a specific initiative or program. It also excludes non-cash, non-recurring expense variations required by accounting standards. These are one-time adjustments required by accounting standards that impact the government’s surplus or deficit but do not require cash. For example, the expense impact of the write-down of the value of an asset would be excluded from the balanced budget requirement.

Year-over-Year Expense Growth

The second component of the framework is to limit year-over-year adjusted operating expense increases to population plus inflation. Adjusted operating expense excludes dedicated revenue-expense items and non-recurring, non-cash expense variations required by accounting standards.

In Budget 2023, operating expense in 2023-24 is limited to the 2022-23 Q3 operating expense forecast adjusted for the previous year’s population growth plus the change in the Alberta Consumer Price Index (CPI) as reported at Q3. For 2024-25 and subsequent fiscal years, the projected operating expense

18	Overview | Fiscal Plan 2023 – 26

ceiling in the consolidated fiscal plan must not exceed the prior year’s operating expense ceiling adjusted for population growth plus inflation as set out in the Q3 fiscal outlook for the previous calendar year.

Since November 2020, Alberta’s government has used the fiscal anchor of maintaining per capita expense at or below the range of the average of British Columbia, Ontario and Quebec. This fiscal anchor has served government well and will remain as a guiding policy for government decision-making.

In-Year Expense Growth

The third component of the framework is to limit in-year adjusted operating expense increases to the budgeted and voted contingency except when increases are due to:

•	Dedicated revenue-expense increases;

•	Non-recurring, non-cash expense variations required by accounting standards;

•	Emergencies or disasters declared by Cabinet;

•	Expenses under the Alberta Petrochemicals Incentive Program (APIP); and

•	Payments related to litigation or settlements of $500 million or more not projected in the budget.

In Budget 2023, the budgeted and voted contingency is increased to $1.5 billion per year to allow the government the flexibility to address issues as they arise during the year while upholding the new fiscal framework.

The dedicated revenue-expense table below outlines the main dedicated revenue-expense programs and initiatives for the purposes of calculating the operating expense ceiling and for total expense under the new framework, by excluding revenue received by government entities directly or revenue received for specific programs / initiatives.

The operating expense ceiling limits year-over-year increases to operating expense, adjusted to exclude dedicated revenue-expense, to the prior-calendar-year population growth plus rate of inflation. The 2022-23 forecast for Q3 operating expense is the initial base, after deducting $1.3 billion in non-continuing affordability operating expense measures and $8 billion in dedicated revenue. Population growth plus inflation in 2022 is estimated at 8.7 per cent, resulting in a $50.1 billion 2023-24 operating expense base. The annual ceiling is calculated by adding the current-year (2023-24) forecast for dedicated revenue-operating expense to the base.

Overview | Fiscal Plan 2023 – 26	19

Budget 2023 Dedicated Revenue and Related Expense

(millions of dollars)

	2022-23 Q3		2023-24 Estimate		2024-25 Target		2025-26 Target

	Operating	Other	Operating	Other	Operating	Other	Operating	Other

	expense	expense	expense	expense	expense	expense	expense	expense

Transfers from Government of Canada

Infrastructure support (capital grant expense)	-	709	-	858	-	1,085	-	1,000

Labour market agreements	324	-	325	-	325	-	325	-

Early learning child care agreements	734	-	937	-	1,062	-	1,226	-

SUCH sector / Alberta Innovates Corporation	624	-	617	-	623	-	635	-

Other	259	-	239	-	233	-	233	-

Investment Income

Loans to local authorities (debt servicing costs)	-	424	-	659	-	555	-	493

SUCH sector	307	-	326	-	342	-	352	-

Premiums, Fees and Licences

SUCH sector	2,372	-	2,525	-	2,658	-	2,734	-

Energy industry levies (AER, AUC)	313	-	384	-	392	-	399	-

Other	113	-	113	-	113	-	113	-

Other

SUCH sector	1,553	-	1,577	-	1,590	-	1,617	-

AIMCO investment management charges	765	-	877	-	904	-	931	-

Tech. Innov. & Emiss. Reduction Fund	571	61	460	58	505	58	174	129

Alberta Innovates Corporation / other	63	-	62	-	62	-	62	-

Total dedicated revenue - related expense	7,998	1,194	8,442	1,575	8,809	1,698	8,801	1,622

Note:

For the in-year rules, dedicated revenue must automatically cause changes in the related expense, either up or down, mirroring the change in revenue, so that there is no impact on the surplus /.deficit. In instances where the revenue and related expense are not exactly matching, the lesser of the revenue or expense is used.

Operating Expense Ceiling - 2023-24 and Future Years

	2022-23			2023-24		2024-25		2025-26

2022-23 third quarter operating expense (less $1,329 million affordability measures expense)	54,055

Less dedicated revenue - related expense	(7,998)

	46,057

2023-24 and future years operating expense ceiling				46,057
2022-23 base

Adjusted for prior-year population plus inflation		8.7	% (2022)	50,064	6.2%	53,168	4.4%	55,507

Plus dedicated revenue - related expense				8,442		8,809		8,801

2023-24 and future years operating expense ceiling				58,506		61,977		64,308

Allocation of Surplus Cash

The final component of the framework sets out policies for the allocation of surplus cash available from fiscal results. At least 50 per cent of the available surplus cash must go to the repayment of debt maturing in that fiscal year with the remaining cash allocated to the new Alberta Fund. The Alberta Fund allows the government to set aside surplus cash while it decides the best use of this cash. There are three allowable uses of cash from the Alberta Fund:

•  Debt repayment;

•  Additional deposits into the Heritage Fund; or

•  One-time initiatives that do not lead to permanent increases in government spending.

20	Overview | Fiscal Plan 2023 – 26

Since the government follows accounting standards that are on an accrual basis, the surplus has to be adjusted to determine the surplus cash available from fiscal results. Some examples of these adjustments include excluding income retained by agencies and funds, changes in pension obligations, and for capital cash requirements. A list of cash adjustments can be found on page 157.

Budget 2023 is securing Alberta’s future by legislating a set of fiscal rules that work together by providing prudence and flexibility to guide government decision-making in both good times and bad so Alberta’s finances remain sustainable now and in the future.

Annual Debt Maturities

(millions of dollars)

	2021-22	2022-23	2023-24	2024-25	2025-26	2026-27
Long-term debt maturities	4,922	5,292	7,522	5,971	13,199	5,825

Short-term debt maturities	-	8,062	-	-	-	-
Total Annual Debt Maturities	4,922	13,354	7,522	5,971	13,199	5,825

Overview | Fiscal Plan 2023 – 26	21

BLANK PAGE

22	Overview | Fiscal Plan 2023 – 26

BUDGET 2023

GOVERNMENT OF ALBERTA | 2023–26

Fiscal Plan

Economic Outlook

23

Key Energy and Economic Assumptions	26

Economic Outlook 2023–26	27

Chart 1: Income gains to support activity	27

Chart 2: Real GDP to grow at a solid pace	28

Global economy	29

Chart 3: Core inflation remains elevated in advanced economies	29

Chart 4: Bank of Canada’s monetary tightening is downshifting	30

Chart 5: Growth to slow in advanced economies this year	31

Chart 6: Tight global oil market to support prices	32

Alberta Economy	33

Chart 7: Light-heavy differential to improve over the medium term	33

Chart 8: Investment and production set to rise in 2023	34

Chart 9: Business investment continues to diversify	36

Chart 10: Non-energy exports to advance	38

Chart 11: Lower corporate profits weighing on income this year	39

Chart 12: Strong population growth to continue in 2023	40

Chart 13: Job vacancies remain high	41

Chart 14: Unemployment rate to tick up this year	41

Chart 15: Housing starts strong amid low inventories	42

Chart 16: Consumer prices remain high even as inflation eases	43

Chart 17: Household spending subdued in 2023	44

Table 1: Scenario Impacts	46

24	Economic Outlook | Fiscal Plan 2023 – 26

Table of Contents, continued

Annex	47

Oil Price Benchmark	48

How Oil Price Forecasters Fared in Budget 2022	48

Light-Heavy Oil Price Differential Benchmark	49

Natural Gas Price Benchmark	50

How Natural Gas Price Forecasters Did in Budget 2022	50

United States / Canada Exchange Rate Benchmark	51

Canadian Long-Term Interest Rate Benchmark	51

Alberta Real Gross Domestic Product Benchmark	52

Alberta Nominal Gross Domestic Product Benchmark	52

Alberta Employment Benchmark	53

Alberta Unemployment Rate Benchmark	53

Alberta Housing Starts Benchmark	54

Economic Outlook | Fiscal Plan 2023 – 26	25

Key Energy and Economic Assumptions

Fiscal Year Assumptions[a]	2020-21 Actuals	2021-22 Actuals	2022-23 Estimate	2023-24 Forecast	2024-25 Forecast	2025-26 Forecast

Crude Oil Prices[b]

WTI (US$/bbl)	42.32	77.03	90.50	79.00	76.00	73.50

Light-Heavy Differential (US$/bbl)	10.58	13.56	20.00	19.50	16.80	16.40

WCS @ Hardisty (Cdn$/bbl)	41.42	79.63	92.60	78.00	75.90	72.10

Natural Gas Price[b]

Alberta Reference Price (Cdn$/GJ)	2.10	3.48	5.10	4.10	3.60	3.80

Production

Conventional Crude Oil (thousands of barrels/day)	401	444	497	497	497	490

Raw Bitumen (thousands of barrels/day)	2,969	3,197	3,281	3,345	3,436	3,529

Natural Gas (billions of cubic feet)	3,857	4,027	4,226	4,275	4,304	4,347

Interest Rates

3-month Canada Treasury Bills (%)	0.14	0.19	3.20	4.20	2.90	2.80

10-year Canada Bonds (%)	0.74	1.56	3.10	3.60	3.40	3.40

Exchange Rate (US¢/Cdn$)	75.7	79.8	75.7	76.2	78.2	79.5

Calendar Year Assumptions[a]	2020 Actuals	2021 Actuals	2022 Estimate	2023 Forecast	2024 Forecast	2025 Forecast	2026 Forecast

Gross Domestic Product

Nominal (billions of dollars)	296.7	374.5	464.3	454.0	470.1	487.1	507.5

% change	-15.7	26.2	24.0	-2.2	3.5	3.6	4.2

Real (billions of 2012 dollars)	320.3	335.6	351.6	361.4	372.3	383.2	393.9

% change	-8.0	4.8	4.8	2.8	3.0	2.9	2.8

Other Indicators

Employment (thousands)	2,144	2,260	2,376[c]	2,431	2,497	2,560	2,619

% change	-7.1	5.4	5.2[c]	2.3	2.7	2.5	2.3

Unemployment Rate (%)	11.3	8.6	5.8[c]	6.4	6.3	6.1	5.7

Average Weekly Earnings (% change)	3.2	2.1	2.4	3.3	3.7	3.7	3.5

Primary Household Income (% change)	-4.8	5.8	8.8	5.9	6.7	6.4	6.1

Net Corporate Operating Surplus (% change)	-60.3	284.9	54.9	-13.9	7.9	6.9	4.4

Housing Starts (thousands of units)	24.0	31.9	36.5[c]	38.1	37.7	36.4	36.7

Alberta Consumer Price Index (% change)	1.1	3.2	6.4	3.3	2.2	2.2	2.2

Retail Sales (% change)	-2.1	11.5	6.4	4.2	4.8	4.8	5.0

Population (thousands)	4,417	4,444	4,543[c]	4,674	4,777	4,875	4,957

% change	1.2	0.6	2.2[c]	2.9	2.2	2.1	1.7

Net Migration (thousands)	30.5	8.2	81.7[c]	112.3	83.1	77.1	60.2

[a]	Forecast was finalized on January 30, 2023.
[b]	Forecasts have been rounded
[c]	Actual

26	Economic Outlook | Fiscal Plan 2023 – 26

Economic Outlook 2023–26

Alberta is well-positioned to face the challenges coming from last year’s rapid rise in prices, higher interest rates, and slowing global growth. Following two years of robust post-pandemic recovery, Alberta’s real gross domestic product (GDP) growth will moderate to a solid clip of 2.8 per cent this year and lead the country. With last year’s strong pace of 4.8 per cent, real GDP fully recovered from the COVID-19 downturn and surpassed the 2014 peak. Soaring energy prices and strong economic activity propelled incomes to a record high and boosted provincial government revenues. This is expected to support business and household spending this year, even as incomes pull back from last year’s record high (Chart 1).

Chart 1: Income gains to support activity

Nominal GDP, actual and forecast

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast

Alberta’s oil and gas sector is expected to take the lead in 2023. Solid energy prices and strong cash flows from 2022 will support drilling activity, production and investment in the sector. The province’s population is expected to rise at its highest pace since 2006, which will provide relief to Alberta’s tight labour market and support employment. Residential construction activity will also benefit from rising in-migration and a healthy labour market. However, slowing momentum in the global economy will weigh on non-energy manufacturing and service exports. High interest rates and elevated prices will continue to keep a lid on household spending. Rising borrowing costs, slower export demand and higher construction costs may also limit expansion and investment plans by some companies outside the oil and gas sector.

Nominal GDP, a broad measure of

income in the province, is expected

to retreat this year but remain high

over the forecast period.

Economic Outlook | Fiscal Plan 2023 – 26	27

Alberta’s economy to expand over

the medium term on the back of

accelerating business investment

and a rebound in consumer

spending.

Alberta’s economic growth will become more broad-based over the medium term. Real GDP is forecast to rise to 3.0 per cent in 2024 and average 2.9 per cent between 2025 and 2026 (Chart 2). Business investment is set to accelerate and grow around 10 per cent per year in nominal terms. It will be underpinned by rising investment in the energy sector and large-scale investments in clean technology, manufacturing and other emerging sectors. Alberta’s competitive taxes, regulatory environment, and access to abundant and low-cost natural resources will continue to encourage investment in the province. Construction activity will also get a boost from higher capital spending by the provincial government. Consumer spending and residential construction activity are expected to gain traction as inflation subsides further and interest rates come down. A pick up in global growth should fuel gains in manufacturing and services exports. Solid fundamentals – including strong population growth, a relatively young population, lower cost of living, and high wages – will support Alberta’s continued expansion.

Chart 2: Real GDP to grow at a solid pace

Real GDP, level and growth

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast

With business investment and consumer spending gathering momentum, Alberta’s growth will become increasingly driven by domestic demand. This marks a shift in the composition of Alberta’s real GDP compared with the years prior to the pandemic. From 2016 to 2019, exports accounted for nearly all of Alberta’s real GDP growth. This was driven by a period of exceptional growth in oil production as several large oil sands projects ramped up. More modest gains in oil production means the contribution of real exports to GDP growth will decline from around 85 per cent in 2023 to 57 per cent by 2026.

28	Economic Outlook | Fiscal Plan 2023 – 26

Global economy

Inflation abating but still elevated

Consumer prices appear to be levelling off in most advanced economies following sharp increases over the past year. In Canada and the U.S., headline inflation – measured as the year-over-year percentage change in the consumer price index – has cooled significantly after hitting 40-year highs in mid-2022. Inflation in the euro area and the U.K. has also moderated in recent months. Goods inflation, which was a significant driver of inflation last year, has retreated amid a steep pullback in energy prices, easing supply chain disruptions and shifting demand from goods to services. This trend is expected to continue in 2023 as consumer demand for goods weakens further.

While pressures are easing, inflation and consumer prices remain high in most advanced economies. Core inflation, which excludes the volatile components of food and energy, has yet to show signs of peaking (Chart 3). Shelter costs continue to increase, particularly in Canada, as higher interest rates add to owned accommodation costs. Tight labour market conditions and rising wages have also pushed up core inflation. As a result, headline inflation is expected to decline gradually over the next two years in advanced economies.

Chart 3: Core inflation remains elevated in advanced economies

Annual rate of core inflation, selected countries

Sources:	Statistics Canada, Bureau of Labor Statistics, Statistical Office of the European Communities and Haver Analytics

Core inflation remains stubbornly

high as elevated shelter costs and

rising wages put upward pressure

on prices.

Economic Outlook | Fiscal Plan 2023 – 26	29

Some central banks are

approaching the end of the

monetary tightening cycle, with

the Bank of Canada announcing a

conditional pause on rate hikes.

Monetary policy shifting gears

With headline inflation turning a corner, some central banks have begun to slow the pace of rate increases. The Bank of Canada (BoC) raised its overnight target rate by a quarter of percentage point in January – the smallest rate hike since March 2022 – and indicated that it is taking a conditional pause to assess the full impact of cumulative rate hikes on the economy (Chart 4). The Bank of England implemented a half of a percentage point hike in early February, but signaled that further tightening will depend on whether price pressures remain persistent. The U.S. Federal Reserve lifted its key policy rate in February by a quarter-point after aggressive hikes through 2022. The Fed anticipates more increases are needed to bring inflation back to target, albeit at a slower pace than last year. In contrast, the European Central Bank, which began to raise interest rates later than other central banks, is expected to continue with aggressive increases given ongoing elevated inflation in Europe. While the pace of monetary tightening is slowing in some countries, interest rates will stay high until inflation falls to levels targeted by central banks. The BoC is not expected to begin cutting interest rates until early 2024, when inflation returns to its mid-point target of 2 per cent and the economy improves.

Chart 4: Bank of Canada’s monetary tightening is downshifting

Policy rate and change by BoC meeting date

Sources: Bank of Canada and Haver Analytics

Global growth to slow in the near term

Global economic activity is forecast to pull back considerably this year before improving in 2024 and over the medium term. Central banks’ efforts are helping to quell inflation. However, the lagged effects of higher interest rates and increasing borrowing costs for businesses and consumers are expected to cool demand further this year. In addition, persistently high prices and ongoing geopolitical tensions will continue to weigh on global growth. After advancing

30	Economic Outlook | Fiscal Plan 2023 – 26

an estimated 3.4 per cent in 2022, the International Monetary Fund (IMF) is projecting global growth to decelerate to 2.9 per cent in 2023.

The slowdown in growth will be led by advanced economies (Chart 5). It will be most notable in the euro area, where aggressive monetary tightening and the ongoing impact of the energy shock exacerbated by Russia’s invasion of Ukraine will remain a drag on activity. The U.S. economy is expected to see muted growth this year as the impact of rising interest rates and high consumer prices restrain houshold spending. A strong labour market and healthy balance sheets will cushion the impact. In China, growth is set to pick up this year after posting its weakest expansion in four decades in 2022 due to COVID-19 lockdowns.

Chart 5: Growth to slow in advanced economies this year

Actual and IMF forecast for real GDP growth

Source:	IMF World Economic Outlook, January 2023 Update; e-estimate, f-forecast

As the impact of monetary tightening fades, global economic growth is forecast to rise slightly to 3.1 per cent in 2024, although it will remain weak by historical standards.

Momentum slowing in the Canadian economy

The Canadian economy will face similar headwinds as other advanced economies in 2023. Momentum slowed considerably at the end of last year as consumer spending, residential investment, and the housing market weakened. As a result, Canada’s real GDP growth in the fourth quarter fell to an estimated annualized rate of 1.6 per cent. The weakness will carry through into this year and restrict GDP growth to 0.6 per cent before it improves in 2024. Lower energy prices will reduce the value of Canada’s energy exports and be a drag on incomes this year. Following extremely tight conditions last year, the labour market is projected to become more balanced in 2023 and 2024 as demand cools and immigration normalizes.

Rising interest rates and elevated

consumer prices will weigh on

growth in advanced economies this

year.

Economic Outlook | Fiscal Plan 2023 – 26	31

Limited supply increases will keep

the oil supply-demand balance

tight over the medium term.

The Canadian dollar is forecast to strengthen over the forecast horizon. It persistently underperformed the U.S. dollar in 2022, as global economic uncertainties and actions by the U.S. Federal Reserve led to a surge in demand for safe-haven U.S. dollar. This is expected to reverse gradually in 2023, with the Loonie projected to rise to an average US¢76.20/Cdn$ in 2023-24 and US¢78.20/Cdn$ in 2024-25.

Global oil prices to moderate

The backdrop of slower world economic growth and a tight oil market is creating a lot of uncertainty and price volatility. West Texas Intermediate (WTI) tumbled in early December after the G7 and its allies imposed sanctions and a price cap on Russian oil supplies. Fears of a looming global recession and a surge in COVID-19 cases in China further depressed prices heading into the new year. WTI dipped to a low of US$71 per barrel (/bbl) in early December before bouncing back to around US$80/bbl more recently.

Against this backdrop, global oil prices are forecast to soften this year but remain at solid levels. Slower global growth is expected to dampen petroleum demand, although a tight supply-demand balance will continue to buoy oil prices (Chart 6). WTI is forecast to average US$79.00/bbl in 2023-24, down from US$90.50/bbl in 2022-23. Price volatility is expected to persist this year amid ongoing geopolitical tensions.

Chart 6: Tight global oil market to support prices

Global oil supply and demand, actual and forecast

Sources:	U.S. EIA, Haver Analytics and Alberta Treasury Board and Finance calculations; e-estimate and f-forecast

The medium term outlook for oil prices is higher compared with previous budget expectations following Russia’s invasion of Ukraine last year. Petroleum demand is expected to improve alongside a pick up in global growth, while restrained investment in the oil and gas sector worldwide will limit supply increases. This will keep prices above US$70/bbl over the forecast period.

32	Economic Outlook | Fiscal Plan 2023 – 26

Alberta Economy

Increased export capacity to buoy Alberta energy prices

The spread between WTI and Western Canadian Select (WCS) oil prices is expected to narrow as factors that weighed on the differential in late 2022 dissipate and additional pipeline capacity comes online later this year. Higher processing costs at the U.S. Gulf Coast (USGC) due to spiking natural gas prices and a heavy refinery maintenance season in the U.S. reduced demand for Alberta’s heavy oil last year. The release of heavy oil barrels from the U.S. Strategic Petroleum Reserve (SPR) also weighed on prices. The full restart of the Keystone pipeline in late December, along with improving U.S. refinery demand, have already led to an improvement in the differential so far this year. With natural gas prices coming down, heavy oil should become more economic to refine at the USGC. Additional support to prices will also come from U.S. government’s decision to begin rebuilding its strategic reserves by purchasing crude off the market. After widening to a monthly average of $29.00/bbl in December, the WTI-WCS differential is forecast to average US$19.50/bbl in 2023-24 (Chart 7).

Chart 7: Light-heavy differential to improve over the medium term

Oil prices

Sources:	Alberta Energy and Alberta Treasury Board and Finance, f-forecast

The completion of Trans Mountain Expansion (TMX) in late 2023 will boost the province’s takeaway capacity by 590,000 barrels per day. This will help reduce the light-heavy differential to around US$16-17/bbl in the next three fiscal years, in line with pipeline transportation costs. A narrower differential, along with solid global oil prices, will keep WCS above C$70/bbl over the medium term.

The WTI-WCS differential is

expected to return to pipeline

transportation costs in 2024

following TMX completion.

Economic Outlook | Fiscal Plan 2023 – 26	33

Oil and gas investment will continue

to advance this year, underpinned

by solid energy prices and more

tempered cost increases.

Strong fundamentals are expected to support natural gas prices in Western Canada. North American natural gas prices have retreated from elevated 2022 levels, with prices at Henry Hub trading below US$4.00/MMBtu since late December. Mild winter weather in the U.S. and Europe, strong U.S. gas production and the delayed restart of the Freeport LNG export facility all contributed to weaker exports and rising inventories. However, some of these temporary factors are expected to fade and should translate to an improvement in the price of Western Canadian natural gas. The Alberta Reference Price (ARP) is forecast to average C$4.10/GJ in 2023-24 before moderating to C$3.80/GJ in 2025-26. Even so, ARP is expected to remain above pre-pandemic levels. Growing oil sands production along with increasing demand from coal-to-gas power plant conversions and new gas-fired power plants will continue to buoy demand and price for natural gas in the province.

Solid prospects for oil and gas extraction

Oil and gas producers are poised to increase spending, supported by healthy cash flows and balance sheets. Drilling activity in the province ramped up to an eight-year high last year in response to elevated energy prices and strong demand. This, coupled with escalating input costs, propelled investment in the conventional oil and gas extraction sector to rise by more than 36 per cent to an estimated $14.3 billion in 2022. With strong momentum expected to carry through this year, investment is forecast to increase at a solid pace amid favourable oil prices. Conventional investment is forecast to grow 19 per cent (or $2.7 billion) in 2023 before moderating to an average of about 7 per cent in the next three years (Chart 8). Rising costs will also continue to drive spending higher for oil and gas producers this year, although the pace of increase will be slower compared to 2022.

Chart 8: Investment and production set to rise in 2023

Nominal oil and gas investment and crude oil production in Alberta

Sources:	Statistics Canada and Alberta Treasury Board and Finance, e-estimate, f-forecast

34	Economic Outlook | Fiscal Plan 2023 – 26

Rising bitumen production and moderate growth in costs are also expected to lift oil sands investment higher this year. After increasing by an estimated 31 per cent in 2022, non-conventional investment is forecast to grow nearly 17 per cent (or $2.7 billion) in 2023 before rising at an average of about 9 per cent over the medium term. However, without any greenfield projects on the horizon, oil sands producers will continue to focus spending on clean energy projects, debottlenecking, and optimizing existing infrastructure. In particular, the Pathways Alliance – a group of Canada’s largest oil sands producers – announced plans to collectively invest $16.5 billion by 2030 to build carbon capture, utilization and storage (CCUS) facilities. Detailed engineering evaluation and regulatory work on the project will be underway this year.

Oil exports to grow moderately over the medium term

While investment is set to gain momentum over the next few years, growth in exports is anticipated to slow on the back of more modest gains in oil production. After reaching an all-time high of 3.7 million barrels per day (bpd) in 2022, Alberta’s oil production is forecast to grow 100,000 bpd (or 2.7 per cent) this year and 220,000 bpd between 2023 and 2026. This represents annual average growth of 1.9 per cent, a more moderate pace compared to the last decade when oil production rose at an annual rate of 4.0 per cent. As a result, real exports are forecast to slow from 3.9 per cent in 2023 to 2.6 per cent in 2026. With production reaching almost 4.1 million bpd by the end of the forecast period, however, oil exports will continue to be an important driver of incomes in the province and maintain Alberta’s position as one of the largest oil-producing jurisdictions globally. The completion of TMX in late 2023 will pave the way for further expansion in oil production in the coming years. Natural gas will continue to be a source of growth for exports, supported by robust demand and expanding export pipeline capacity.

Business investment looking up

Investment outside oil and gas extraction is expected to moderate this year before gaining momentum over the medium term. Non-energy investment rose by an estimated 14 per cent (or $4.4 billion) last year on the back of soaring construction costs and progress on large-scale industrial projects in renewable energy, transportation, petrochemicals and telecommunications. As some of these projects wind down and cost pressures ease further, growth in non-energy investment is forecast to moderate at 5.6 per cent (or $2 billion) this year. Higher borrowing costs may also limit expansion plans in some sectors. Over the medium term, however, growth is anticipated to accelerate to 9.4 per cent (or $3.6 billion in 2024) and about 10 per cent on average in 2025 and 2026. The share of non-energy to total business investment is expected to remain above its 10-year historical average of about 47 per cent (Chart 9).

Economic Outlook | Fiscal Plan 2023 – 26	35

Investment outside oil and gas

extraction is expected to get a

boost from increased spending on

clean technology and emissions-

reduction initiatives.

Chart 9: Business investment continues to diversify

Alberta nominal non-residential investment by category

Sources:	Statistics Canada and Alberta Treasury Board and Finance; e-estimate, f-forecast

Clean Technology

Alberta’s positive investment climate and abundant natural resources are paving the way for strong investment intentions in clean technology. In addition to the Pathways Alliance, a wave of CCUS projects have been proposed over the past year. A total of 25 projects have been selected by the Alberta government for further evaluation in the development of storage hubs. Among these is the Atlas Carbon Sequestration Hub that builds on the success of the Quest Carbon Capture and Storage project, which has now stored seven million tonnes of CO2 since late 2015. The first phase of the project will capture and store 750,000 tonnes of carbon from Shell’s Scotford refinery and chemical plant.

In addition, a number of industrial projects will rely on CCUS to lower emissions. Capital Power is adding carbon capture to its existing Genesee power plant station. Construction is already underway on Air Products $1.6-billion new net-zero hydrogen energy complex, which is expected to come on stream in 2024. Once completed, the facility will be supplying low-carbon hydrogen to Imperial Oil’s recently announced renewable diesel production facility, the largest of its kind in Canada. The $720-million facility is expected to become operational in 2025 and will produce a billion litres of diesel using biofeedstock and hydrogen. In addition to providing 600 construction jobs over the next two years, this project is anticipated to create spinoffs for other industries. A number of investment projects announced over last two years may also provide significant potential upside to investment, including Dow Chemicals $10 billion net-zero emissions ethylene and derivatives facility.

36	Economic Outlook | Fiscal Plan 2023 – 26

Technology and aviation sectors

Alberta’s economy is diversifying with investments in emerging industries such as tech and aviation. De Havilland is set to build a new aircraft manufacturing facility near Calgary, with construction to commence in late 2023. Dura-line, a U.S. based tech firm that specializes in developing Internet connection systems, is investing in a new state-of-the-art manufacturing facility in the province that will come online in spring 2023. While Alberta has not been immune to the global layoffs in the tech sector, some companies in the province are choosing to expand their workforce. Garmin Canada is planning to double its staffing size and grow operations in its Cochrane headquarters, while Amazon Web Services is slated to open a cloud computing hub in Calgary in late 2023 or early 2024. Meanwhile, TELUS announced last year that it is investing $17.0 billion in network infrastructure and operations across Alberta over the next four years.

Commercial building construction

The industrial real estate market is expected to lend support to Alberta’s non-residential construction sector. Construction activity for warehousing, distribution and other industrial spaces in both Edmonton and Calgary is anticipated to remain strong, as vacancy rates in this segment are at multi-year lows following last year’s record-setting positive net absorption. According to CBRE Canada, Edmonton and Calgary were among the cities leading activity in Canada at the end of 2022, with positive net absorption at 2.9 million square feet and one million square feet, respectively. Alberta’s higher levels of available space and lower average market rents compared to other provinces will continue to boost demand. Industrial activity will help to offset ongoing challenges in the office market segment, where elevated vacancies in Edmonton and Calgary continue to persist.

Food processing sector

The agri-food sector continues to be a source of strength for the province. Several investment projects announced over the past year are expected to boost Alberta’s value-added agricultural processing capacity. PIP International successfully commissioned its $20 million pilot plant and commercial testing facility in Lethbridge. The company also announced plans to build a second, larger $150 million yellow pea protein facility, which will handle 126,000 tonnes of yellow peas annually from local and regional growers. The new Alberta Agri-processing Investment Tax Credit is expected to spur additional, large-scale investment projects that will help grow the province’s value-added agriculture sector and make the province a preferred destination for these types of investments.

Economic Outlook | Fiscal Plan 2023 – 26	37

Manufacturing and services exports

to expand at a softer pace this year

amid slower global growth.

Capacity expansions to support non-energy exports

Export growth outside of oil and gas is expected to pick up following a near-term slowdown. Alberta’s real manufacturing exports are forecast to decelerate from an estimated 5.2 per cent in 2022 to 2.6 per cent in 2023. Continued weakness in residential construction activity in North America will weigh on wood manufacturing sales, while a slowdown in global industrial activity will dampen export demand for durable goods manufacturing in the near term. Demand for machinery and equipment, however, is expected to hold up better as it benefits from solid drilling activity in the U.S. and across Canada. Services exports are also forecast to slow, from an estimated 5 per cent in 2022 to 3.5 per cent in 2023 before easing further to 2.9 per cent by 2026. Travel and tourism-related services should continue recovering following last year’s post-pandemic rebound, although growth will likely be constrained as high interest rates continue to dampen consumer demand. In addition, staffing shortages in the U.S. airline industry, which hampered the recovery in air capacity from the U.S. to Canada last year, could linger in the short term.

Chart 10: Non-energy exports to advance

Alberta real non-energy exports by component

Sources: Statistics Canada and Alberta Treasury Board and Finance; e-estimate, f-forecast

Recent and upcoming capacity expansions in petrochemicals and other emerging sectors should support manufacturing exports as global demand improves (Chart 10). Inter Pipeline’s Heartland Polymers – Canada’s first integrated propane dehydrogenation and polypropylene facility – began commercial production in the third quarter of last year. It is expected to produce 525,000 tonnes of polypropylene annually. Real manufacturing exports are expected to accelerate to around 3 per cent between 2024 and 2026. Meanwhile, growing service exports will be supported by enhanced air capacity and connectivity in Alberta’s major airports, which should bolster domestic and

38	Economic Outlook | Fiscal Plan 2023 – 26

international visits to and from the province. Demand for Alberta’s engineering and technical services are also expected to benefit from rising business investment. Employment in professional, scientific, and technical services rose steadily to record highs last year and led the recovery in job gains.

Alberta’s agri-food sector will be a bright spot this year. Better growing and harvesting conditions contributed to above-average yields and higher crop production in 2022. Although crop prices have moderated from the record highs of last spring, historically strong prices continue for most crops. Domestic and export crop demand remains solid, and despite high crop input costs, the crop sector is expected to experience another year of high net returns. Live cattle exports are also expected to benefit from robust prices and tighter supply in the U.S. Meanwhile, prospects for Alberta’s food manufacturing sector remain positive, buoyed by a growing global population and improving demand.

Corporate profits slide from elevated levels

Corporate profits are expected to decline after reaching a record high last year. Alberta’s net corporate operating surplus – a measure of corporate profits and driver of corporate income tax revenues – is forecast to fall nearly 14 per cent to $101 billion this year amid softer energy prices and moderating economic growth (Chart 11). Costs are also expected to rise, albeit at a more moderate pace than last year, which will also weigh on profits. Despite the pullback, net operating surplus will remain elevated by historical standards. It is forecast to resume growth in 2024 as economic activity picks up and cost pressures ease further.

Chart 11: Lower corporate profits weighing on income this year

Contribution to change in Alberta’s nominal GDP by income

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast
*	Includes net operating surplus of corporations and net mixed income
**	Includes consumption of fixed capital and taxes less subsidies

Corporate profits are expected to

retreat from last year’s record high,

in line with softer energy prices and

moderating economic activity.

Economic Outlook | Fiscal Plan 2023 – 26	39

Alberta’s population growth is

projected to rise to 2.9 per cent in

the 2023 census year, the fastest

pace since 2006.

Strong migration to bolster population growth

Alberta’s population is poised to surge this year, driven mainly by net migration. Immigration will get a boost from higher national targets set by the federal government, while strong levels of temporary foreign workers and international students coming into the province will continue to buoy non-permanent residents in combination with refugee claimants due to Russia’s invasion of Ukraine. With activity slowing more sharply in the rest of the country, Alberta is also expected to see robust inflows of interprovincial migrants given its relatively strong economic conditions, favorable housing affordability, and lower cost of living. Alberta’s population growth rate is forecast to rise to 2.9 per cent before moderating to 1.6 per cent by 2026 (Chart 12).

Chart 12: Strong population growth to continue in 2023

Annual change in Alberta’s population by component

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; f-forecast

Momentum to support job gains

Employment in the province is expected to grow at a solid pace this year. 2023 started on a positive note as the province added more than 20,000 jobs in January, bolstered by hiring in the private sector and full-time positions. With more people moving into the province and looking for work, employers are now having an easier time filling vacant positions (Chart 13). This is in contrast to last year, when hiring in industries such as accommodation and food services, construction, and health care was limited by labour shortages. Many businesses remain optimistic about their outlook over the next year, while some may be keen to hold onto existing workers following labour shortages and the challenges with high rates of illness-related workplace absences over the past year. This should help buoy employment growth at 2.3 per cent this year. Over the medium term, employment growth is expected to rise to an average of 2.5 per cent as interest rates fall, business investment in the province gains momentum, and global economic growth picks up.

40	Economic Outlook | Fiscal Plan 2023 – 26

Chart 13: Job vacancies remain high

Alberta’s job vacancies and vacancy rate, quarterly

Sources:	Statistics Canada and Haver Analytics

Labour market adjusting

The province is expected to see more balanced labour market conditions this year as job gains are matched by more people looking for work. Alberta’s labour force is forecast to expand by 3.0 per cent (over 74,000 people) this year – the fastest pace since 2008 – amid a surge in the working-age population and improving labour force participation. After remaining subdued in 2022, the labour force participation rate is forecast to increase 0.1 percentage point to 69.9 per cent in 2023 (Chart 14). This will lift the unemployment rate up from 5.8 per cent

Chart 14: Unemployment rate to tick up this year

Labour market indicators

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; f-forecast

Elevated job vacancies are

supporting a solid pace of job

creation in the province.

Unemployment rate to decline

gradually as employment growth is

expected to outpace labour force

expansion.

Economic Outlook | Fiscal Plan 2023 – 26	41

Low inventories should support

strong pace of housing starts.

in 2022 to 6.4 per cent this year. Despite the uptick, the unemployment rate is expected to remain below the annual levels seen in 2016-2021.

The participation rate is expected to improve slightly in the coming years, although population ageing will limit the gains. It is forecast to remain below pre-pandemic (2019) levels throughout the forecast period, reaching 70.0 per cent by 2026. The share of people aged 65 and over is projected to rise to 16 per cent by 2026, up from 12 per cent in 2016. With the slow improvement in the participation rate, employment growth is expected to outpace the expansion in the labour force. This should lead to a gradual decline in the unemployment rate, which is forecast to reach 5.7 per cent by 2026.

After remaining muted last year, growth in average weekly earnings is expected to accelerate to 3.3 per cent in 2023, and around 3.6 per cent thereafter. Increases in wage and employment growth are anticipated to lift growth in primary household income from 5.9 per cent in 2023 to an average of 6.4 per cent over the medium term.

Housing market to stay resilient

Strong fundamentals will keep the province’s housing market on solid footing. With Alberta’s healthy labour market and strong population growth, housing starts are expected to remain strong. They are forecast to average 38,000 units this year, up slightly from 36,500 units in 2022 (Chart 15). A strong bounce back in residential building permits in late 2022 bodes well for activity in the near term. Falling rental vacancy rates and low inventories in the new housing market should continue to support construction activity particularly in the multi-family segment. At the same time, strong housing starts in the latter half of 2022 will boost investment in new housing construction throughout 2023. This will be somewhat offset by muted renovation spending and resale activity, both of which

Chart 15: Housing starts strong amid low inventories

Alberta housing starts and completed & unabsorbed units in Edmonton & Calgary

Sources:	Canada Mortgage and Housing Corporation and Alberta Treasury Board and Finance; f-forecast

42	Economic Outlook | Fiscal Plan 2023 – 26

will continue to feel the impact of higher interest rates. Over the medium term, housing starts are forecast to be around 36,900 units annually by 2026, in line with household formations.

Inflation to subside gradually

Consumer inflation will continue to abate this year but will be slow to return to pre-pandemic levels. Headline inflation cooled to 6.0 per cent year-over-year in December 2022 after peaking at over 8.0 per cent last June. The moderation was largely due to goods inflation, which retreated sharply in the second half of last year due to a slowdown in energy prices. Alberta’s affordability measures, such as the fuel tax relief and electricity rebate program, also contributed to the decline. Easing supply chain disruptions, declining shipping costs, and slowing consumer demand are helping to cool inflation for durable goods such as furniture, household appliances, and vehicles. Although food prices are still elevated compared to last year, they fell in December for the first time since July 2021. In contrast, services inflation remains stubbornly high as soaring interest rates have driven up mortgage interest cost and homeowners’ replacement cost. This has kept core inflation near its 14-year high.

Despite softer growth, consumer prices remain high (Chart 16). Aggressive interest rate hikes by the Bank of Canada over the past year are expected to further decelerate consumer spending and put downward pressure on prices this year. This, coupled with moderating energy prices and smaller base year effects, should help bring inflation down to an average of 3.3 per cent in 2023. Inflation is not expected to return to pre-pandemic levels until 2024, when it returns to about 2.0 per cent.

Chart 16: Consumer prices remain high even as inflation eases

Alberta’s inflation rate, CPI and core CPI indexed to 2018

Sources: Statistics Canada and Haver Analytics

Core inflation (excluding food and

energy) is still a significant source

of price pressure.

Economic Outlook | Fiscal Plan 2023 – 26	43

Weakness in consumer spending

this year will be concentrated in

goods.

Consumers to remain cautious

Higher interest rates and inflationary pressures will continue to keep a lid on consumer spending in the near term. The weakness will be more pronounced on discretionary items such as durables and semi-durable goods. After pulling back sharply in 2022, spending on durable goods is expected to fall again in 2023 although the pace of decline will be smaller. There are tentative signs that new vehicle sales are bottoming out after being hampered by chip shortages through most of 2022. Spending on semi-durable goods is also anticipated to remain muted following last year’s post-pandemic rebound. Growth in services spending is expected to slow further after surpassing pre-pandemic levels last year, although this will benefit from rising population growth. Overall, growth in real consumer spending is forecast to be 2.1 per cent in 2023 (Chart 17), down from an estimated 4.2 per cent last year. As inflation eases further, interest rates decline and wage growth picks up, real consumer spending is set to accelerate. It is forecast to expand around 3 per cent in the coming years and outpace population growth.

Chart 17: Household spending subdued in 2023

Annual change in Alberta real consumer spending by component

Sources:	Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast

44	Economic Outlook | Fiscal Plan 2023 – 26

Risks to the Economic Outlook

The uncertainty surround the global economic slowdown, tighter financial conditions, and ongoing geopolitical events creates a number of risks to the Alberta economy. In Budget 2023, the high and low scenarios demonstrate the risks and volatility associated with Alberta’s economy and revenue. These alternate scenarios are illustrative of a range of potential outcomes, as opposed to being likely outcomes.

The Budget 2023 low scenario assumes that oil prices drop well below the base forecast starting in the second quarter of 2023. This is due to weaker global energy demand driven by weak economic growth in China and Japan and a deeper-than-expected contraction in the U.S., Europe and Canada. Following this oil price shock, prices gradually recover but do not return to base forecast levels within the forecast horizon. In addition, services inflation is more entrenched than in the base forecast and contributes to weaker economic growth around the world through 2025. In Alberta, lower oil prices lead to significantly less investment in the oil and gas sector and lower oil production, particularly oil sands, resulting in a weaker provincial economy. The combined effects of the oil price shock and a weak global economy in 2023 and beyond are lower Canadian interest rates and a weaker Canadian dollar. In Alberta, these translate to lower consumption, lower employment, lower investment, and a lower rate of population growth. A weaker economy has commensurately negative impacts on Alberta’s corporate and personal tax revenue, and the low oil prices negatively affect Alberta’s natural resource revenue.

The high scenario assumes oil prices rise well above the base forecast starting in the second quarter of 2023 on the back of strong global petroleum demand growth amid tight supplies. Petroleum demand is propelled by robust growth in major economies globally, despite persistently high interest rates and inflation. High oil prices drive stronger energy sector investment and oil production in Alberta, though companies remain disciplined in their capital allocation decisions. The increased price of oil fuels inflation and leads to moderate increases in Canadian interest rates and the Canadian dollar. These are a modest drag on the robust economic growth and resulting increases in corporate profits, business investment, and exports that Alberta experiences. The stronger economic performance in the province leads to higher net interprovincial migration, higher wage growth, higher employment growth, and an unemployment rate declining more than in the base forecast. This economic strength translates into substantial increases in Alberta’s corporate and personal tax revenue, and higher energy prices lead to even faster growth in Alberta’s natural resource revenue.

Neither scenario includes additional fiscal policy responses from the federal or provincial governments beyond what is included in the base forecast that would buffer the downside to the economy in the low scenario nor that would temper the upside to the economy in the high scenario.

Economic Outlook | Fiscal Plan 2023 – 26	45

Table 1: Scenario Impacts
Fiscal Year Assumptions	2023-24	2024-25	2025-26

WTI (US$/bbl)

Base	79.00	76.00	73.50

High	107.00	93.00	87.00

Low	52.50	61.50	62.50

Light-Heavy Differential (US$/bbl)

Base	19.50	16.80	16.40

High	23.40	19.80	18.20

Low	18.10	16.10	15.50

Exchange Rate (US¢/Cdn$)

Base	76.2	78.2	79.5

High	78.7	79.7	80.5

Low	73.7	76.9	78.4

Tax and Resource Revenue ($ billions)

Base	40.8	41.7	41.6

Variance from base

High	14.2	11.5	10.3

Low	-14.5	-12.3	-10.6

Calendar Year Assumptions	2023	2024	2025	2026

Real GDP (%)

Base	2.8	3.0	2.9	2.8

High	4.9	4.1	3.1	2.5

Low	0.8	2.1	2.4	2.7

Nominal GDP (%)

Base	-2.2	3.5	3.6	4.2

High	7.6	2.9	2.3	3.1

Low	-12.0	3.9	3.9	5.0

Employment (thousands)

Base	2,431	2,497	2,560	2,619

High	2,466	2,560	2,622	2,671

Low	2,407	2,446	2,501	2,561

46	Economic Outlook | Fiscal Plan 2023 – 26

Economic Outlook

Annex

47

Benchmarking Tables

Oil Price Benchmark
West Texas Intermediate (US$/bbl)

Organization	2023	2024	2025	2026

National Forecasting Agencies
Conference Board of Canada (December 19, 2022)	80.78	83.67	82.49	79.55
Stokes Economics (January 17, 2023)	80.00	75.00	72.00	71.00
Banks and Investment Dealers
Credit Suisse (January 2023)	82.00	77.00	72.00	67.00
Deloitte (December 31, 2022)	80.00	77.25	73.55	75.00
Goldman Sachs (January 2023)	85.00	85.00	n/a	n/a
Laurentian Bank (January 2023)	76.25	80.00	n/a	n/a
National Bank (December 2022)	77.25	75.00	n/a	n/a
RBC Capital Markets (January 2023)	92.01	98.45	84.07	65.00
Scotiabank (December 8, 2022)	94.00	75.00	n/a	n/a
TD Bank (December 13, 2022)	88.25	87.50	n/a	n/a
Industry Analysts
U.S. Energy Information Administration (January 2023)	77.18	71.57	n/a	n/a
GLJ Petroleum Consultants (January 1, 2023)	75.00	75.00	75.43	76.94
Sproule Associates Limited (January 31, 2023)	85.35	84.00	80.00	81.60
Confidential Forecasts Provided to the Government of Alberta[a]
Average	84.00	82.50	81.50	76.00
High	94.00	100.00	95.00	85.00
Low	75.00	70.46	64.35	57.53
Average of All Private Forecasts	86.00	81.50	79.50	77.00
Government of Alberta (calendar year)	79.00	77.00	75.00	70.00

Includes forecasts finalized on or before January 31, 2023.

a

The Government of Alberta surveys, on a confidential basis, private sector forecasts from PIRA, the Bank of Montreal, IHS Markit, Rystad, and Wood Mackenzie. The annual figures presented here are an average of the forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The private sector average and the consultant average have been rounded to the nearest 50 cents.

Both the Government of

Alberta and the private sector

underestimated the WTI oil price

by 22.5% for 2022.

How Oil Price Forecasters Fared in Budget 2022
West Texas Intermediate (US$/bbl)

Organization (#)	How did they do in Budget 2022?

National Forecasting Agencies (2)	71.90

Banks and Investment Dealers (9)	79.19

Industry Analysts (3)	72.79

Confidential Forecasts (5)	65.00

Average	73.00

Government of Alberta (calendar year)	73.00

2022 Actual	94.23

Sources: Alberta Treasury Board and Finance and Alberta Energy

48	Economic Outlook | Fiscal Plan 2023 – 26

Light-Heavy Oil Price Differential Benchmark
WTI-WCS Price Differential (US$/bbl)

Organization	2023	2024	2025	2026

National Forecasting Agencies

Conference Board of Canada (December 19, 2022)	18.85	15.48	15.71	16.03

Banks and Industry Analysts

GLJ Petroleum Consultants (January 1, 2023)	26.75	24.00	20.00	16.00

Goldman Sachs (January 2023)	23.75	15.00	n/a	n/a

RBC Capital Markets (January 2023)	23.56	18.24	13.43	12.00

Scotiabank (December 8, 2022)	19.00	16.00	n/a	n/a

Sproule Associates Limited (January 31, 2022)	20.25	12.50	12.75	13.01

Confidential Forecasts Provided to the Government of Alberta[a]

Average	21.70	18.60	16.60	16.40

High	26.75	24.00	21.66	21.45

Low	18.85	12.50	12.65	12.00

Average of All Private Forecasts	21.90	17.60	16.00	15.30

Government of Alberta (calendar year)	20.70	16.90	16.40	16.30

Includes forecasts finalized on or before January 31, 2023.

a

The Government of Alberta also surveys, on a confidential basis, private sector forecasts from PIRA, the Bank of Montreal, IHS Markit, and Wood Mackenzie. The annual figures presented here are the average forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The private sector average, consultant average and Government of Alberta forecasts have been rounded to the nearest ten cents.

Economic Outlook | Fiscal Plan 2023 – 26	49

Natural Gas Price Benchmark
Henry Hub (US$/MMBtu)[a]

Organization	2023	2024	2025	2026

National Forecasting Agencies

Conference Board of Canada (December 19, 2022)	5.84	5.27	4.54	4.08

Stokes Economics (January 17, 2023)	5.75	4.75	4.50	4.50

Banks and Investment Dealers

Deloitte (December 31, 2022)[b]	5.30	4.97	4.58	4.63

Goldman Sachs (January 2023)	4.44	3.45	n/a	n/a

RBC Capital Markets (January 2023)	4.75	4.25	4.00	3.75

Scotiabank (December 8, 2022)	5.00	4.25	n/a	n/a

TD Bank (December 13, 2022)	5.80	6.04	n/a	n/a

Industry Analysts

U.S. Energy Information Administration (January 2023)	4.90	4.80	n/a	n/a

GLJ Petroleum Consultants (January 1, 2023)	4.71	4.50	4.27	4.35

Sproule Associates Limited (January 31, 2023)	4.41	4.50	4.25	4.34

Confidential Forecasts Provided to the Government of Alberta[c]

Average	4.70	4.20	3.90	4.10

High	5.88	6.04	5.00	5.19

Low	3.58	3.45	3.00	2.98

Average of All Private Forecasts	4.90	4.50	4.10	4.20

Government of Alberta (calendar year)	5.00	4.40	3.90	4.00

Includes forecasts finalized on or before January 31, 2023.

a

The natural gas price at Henry Hub Louisiana (in US$/MMBtu) is the US benchmark while the AECO natural gas price (in CAD$/GJ) is the Western Canada benchmark. While both benchmarks are widely used in North America, the difference between Henry Hub and AECO price reflects transportation costs and regional supply/demand impacts as well as exchange rate and unit conversion. The Alberta Reference Price (used in natural gas royalty calculations) represents the average field price of all Alberta gas sales which normally follows the Western Canada regional benchmark.

b	Converted from US$/Mcf to US$/MMBtu.
c

The Government of Alberta also surveys, on a confidential basis, private sector forecasts from Rystad, Petral, IHS Markit, PIRA, Wood McKenzie, and the Bank of Montreal. The annual figures presented here are the average forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The private sector average, consultant average and Government of Alberta forecasts have been rounded to the nearest ten cents.

Both the Government of

Alberta and the private sector

underestimated the natural gas

prices by 40.1% and 46.3%

respectively for 2022.

How Natural Gas Price Forecasters Did in Budget 2022
Henry Hub (US$/MMBtu)

Organization (#)	How did they do in Budget 2022?

National Forecasting Agencies (2)	3.58

Banks and Investment Dealers (5)	3.72

Industry Analysts (3)	3.86

Confidential Forecasts (6)	3.10

Average	3.50

Government of Alberta (calendar year)	3.90

2022 Actual	6.51

Sources: Alberta Treasury Board and Finance and Alberta Energy

50	Economic Outlook | Fiscal Plan 2023 – 26

United States / Canada Exchange Rate Benchmark
(US¢/Cdn$)

Organization	2023	2024	2025	2026

National Forecasting Agencies

Conference Board of Canada (December 19, 2022)	73.0	75.2	75.2	74.5

Stokes Economics (January 17, 2023)	74.3	76.8	77.4	78.4

Banks

BMO Capital Markets (January 27, 2023)	75.4	77.7	n/a	n/a

CIBC Capital Markets (January 23, 2023)	75.6	77.2	n/a	n/a

Deloitte (December 31, 2022)	74.0	75.0	75.0	75.0

Laurentian Bank (January 25, 2023)	75.0	80.0	n/a	n/a

National Bank (December 2022)	77.9	78.7	n/a	n/a

RBC Royal Bank (January, 2023)	73.0	76.4	n/a	n/a

Scotiabank (December 8, 2022)	75.5	79.5	n/a	n/a

TD Bank (December 13, 2022)	72.8	75.3	n/a	n/a

High	77.9	80.0	77.4	78.4

Low	72.8	75.0	75.0	74.5

Average of All Private Forecasts	74.6	77.2	75.9	76.0

Government of Alberta (calendar year)	75.5	77.8	79.2	80.1

Includes forecasts finalized on or before January 31, 2023.

Canadian Long-Term Interest Rate Benchmark
10-Year Government of Canada Bonds (%)

Organization	2023	2024	2025	2026

National Forecasting Agencies

Conference Board of Canada (December 19, 2022)	3.35	3.26	3.17	3.17

Stokes Economics (January 17, 2023)	3.25	3.20	3.30	3.65

Banks

BMO Capital Markets (January 27, 2023)	3.11	2.90	n/a	n/a

CIBC Capital Markets (January 11, 2023)	3.36	2.65	n/a	n/a

Deloitte (January 2023)	4.01	3.79	n/a	n/a

Laurentian Bank (January 2023)	2.85	3.00	n/a	n/a

National Bank (December 2022)	2.70	2.85	n/a	n/a

RBC Royal Bank (January, 2022)	2.80	2.61	n/a	n/a

Scotiabank (December 8, 2022)	3.14	3.50	n/a	n/a

TD Bank (December 13, 2022)	2.78	2.61	n/a	n/a

High	4.01	3.79	3.30	3.65

Low	2.70	2.61	3.17	3.17

Average of All Private Forecasts	3.10	3.00	3.20	3.40

Government of Alberta (calendar year)	3.50	3.40	3.40	3.40

Includes forecasts finalized on or before January 31, 2023.

Economic Outlook | Fiscal Plan 2023 – 26	51

Alberta Real Gross Domestic Product Benchmark
(% change)

Organization	2022	2023	2024	2025	2026

National Forecasting Agencies

Conference Board of Canada (December 2022)	4.7	2.8	2.7	2.2	n/a

Stokes Economics (January 17, 2023)	4.7	1.7	1.8	1.8	2.0

Banks

BMO (January 27, 2023)	4.5	1.5	1.7	n/a	n/a

CIBC World Markets (January 2022)	4.6	2.0	1.8	n/a	n/a

Laurentian Bank (December 2022)	4.9	2.4	1.9	n/a	n/a

National Bank (December 2022)	4.5	1.2	1.7	n/a	n/a

RBC Royal Bank (December 2022)	4.9	1.9	2.1	n/a	n/a

Scotiabank (December 8, 2022)	4.7	1.6	1.7	n/a	n/a

TD Bank (December 19, 2022)	5.1	1.9	0.9	n/a	n/a

High	5.1	2.8	2.7	2.2	2.0

Low	4.5	1.2	0.9	1.8	2.0

Average of All Private Forecasts	4.7	1.9	1.8	2.0	2.0

Government of Alberta (calendar year)	4.8	2.8	3.0	2.9	2.8

Includes forecasts finalized on or before January 31, 2023.

Alberta Nominal Gross Domestic Product Benchmark
(% change)

Organization	2022	2023	2024	2025	2026

National Forecasting Agencies

Conference Board of Canada (December 2022)	23.4	1.3	1.2	1.5	n/a

Stokes Economics (January 17, 2023)	20.4	1.1	2.5	4.2	4.1

Banks

CIBC World Markets (January 2023)	20.1	-0.5	4.8	n/a	n/a

Laurentian Bank (December 2022)	19.9	1.9	4.2	n/a	n/a

National Bank (December 2022)	17.4	-2.9	0.5	n/a	n/a

RBC Royal Bank (December 2022)	22.2	0.7	1.8	n/a	n/a

Scotiabank (December 8, 2022)	19.8	2.5	1.0	n/a	n/a

TD Bank (December 19, 2022)	22.9	1.3	2.6	n/a	n/a

High	23.4	2.5	4.8	4.2	4.1

Low	17.4	-2.9	0.5	1.5	4.1

Average of All Private Forecasts	20.8	0.7	2.3	2.8	4.1

Government of Alberta (calendar year)	24.0	-2.2	3.5	3.6	4.2

Includes forecasts finalized on or before January 31, 2023.

52	Economic Outlook | Fiscal Plan 2023 – 26

Alberta Employment Benchmark
(% change)

Organization	2023	2024	2025	2026

National Forecasting Agencies

Conference Board of Canada (December 2022)	1.5	1.7	1.5	n/a

Stokes Economics (January 17, 2023)	1.5	1.6	1.8	1.5

Banks

BMO (January 27, 2023)	1.6	1.2	n/a	n/a

Laurentian Bank (December 2022)	1.7	1.3	n/a	n/a

National Bank (December 2022)	1.0	1.0	n/a	n/a

RBC Royal Bank (December 2022)	0.8	1.1	n/a	n/a

Scotiabank (December 8, 2022)	1.3	1.6	n/a	n/a

TD Bank (December 19, 2022)	0.8	0.3	n/a	n/a

High	1.7	1.7	1.8	1.5

Low	0.8	0.3	1.5	1.5

Average of All Private Forecasts	1.3	1.2	1.6	1.5

Government of Alberta (calendar year)	2.3	2.7	2.5	2.3

Includes forecasts finalized on or before January 31, 2023.

Alberta Unemployment Rate Benchmark
(%)

Organization	2023	2024	2025	2026

National Forecasting Agencies

Conference Board of Canada (December 2022)	5.8	5.7	5.7	n/a

Stokes Economics (January 17, 2023)	6.3	6.4	6.4	6.4

Banks

BMO (January 27, 2023)	6.2	6.7	n/a	n/a

CIBC World Markets (January 2023)	5.7	5.4	n/a	n/a

Laurentian Bank (December 2022)	6.2	6.3	n/a	n/a

National Bank (December 2022)	6.0	6.4	n/a	n/a

RBC Royal Bank (December 2022)	5.9	5.6	n/a	n/a

Scotiabank (December 8, 2022)	5.9	6.1	n/a	n/a

TD Bank (December 19, 2022)	6.1	6.4	n/a	n/a

High	6.3	6.7	6.4	6.4

Low	5.7	5.4	5.7	6.4

Average of All Private Forecasts	6.0	6.1	6.1	6.4

Government of Alberta (calendar year)	6.4	6.3	6.1	5.7

Includes forecasts finalized on or before January 31, 2023.

Economic Outlook | Fiscal Plan 2023 – 26	53

Alberta Housing Starts Benchmark
(thousands)

Organization	2023	2024	2025	2026

National Forecasting Agencies

Conference Board of Canada (December, 2022)	32.9	32.9	33.8	n/a

Stokes Economics (January 17, 2023)	33.7	35.5	36.8	36.4

Banks

BMO (January 27, 2023)	40.0	42.0	n/a	n/a

Laurentian Bank (December 2022)	37.0	36.0	n/a	n/a

National Bank (December 2022)	30.3	29.8	n/a	n/a

RBC Royal Bank (December 2022)	43.8	45.0	n/a	n/a

Scotiabank (December 8, 2022)	26.0	22.0	n/a	n/a

TD Bank (December 19, 2022)	35.4	29.3	n/a	n/a

High	43.8	45.0	36.8	36.4

Low	26.0	22.0	33.8	36.4

Average of All Private Forecasts	34.9	34.1	35.3	36.4

Government of Alberta (calendar year)	38.1	37.7	36.4	36.7

Includes forecasts finalized on or before January 31, 2023.

54	Economic Outlook | Fiscal Plan 2023 – 26

BUDGET 2023

GOVERNMENT OF ALBERTA | 2023–26

Fiscal Plan

Revenue

55

Revenue Outlook	57

2022-23 Third Quarter Revenue Forecast	59

Non-Renewable Resource Revenue	63

Tax Revenue	65

Federal Transfers	67

Investment Income	68

Revenue from Other Sources	69

Risks	71

Alberta’s Resource Revenue Royalty Structure	74

Note: Amounts presented in tables may not add to totals due to rounding.

56	Revenue | Fiscal Plan 2023 – 26

Revenue Outlook

Total revenue in 2023-24 is forecast at $70.7 billion, a decrease of $5.4 billion from the record-high 2022-23 third quarter forecast of $76 billion. The decrease is due mainly to a $9.2 billion drop in resource revenue, as oil prices are anticipated to decline, partly offset by increases of $2.1 billion in investment income, $0.6 billion in fuel tax revenue, and a net $1.1 billion in other revenue. Revenue is expected to grow $2 billion by 2025-26, to $72.6 billion, with a $2.6 billion decline in resource revenue, as oil prices continue to trend down, offset by increases of $3.6 billion in income and other taxes and a net $1 billion in other revenue.

The swings in Alberta’s government revenue have been much more dramatic and larger than ever before: revenue jumped by $25.2 billion and $7.7 billion in 2021-22 and 2022-23 respectively, leading to the substantial $5.4 billion drop in 2023-24, the largest decline in revenue since the $6.9 billion drop following the global recession in 2015. Revenue was $68.3 billion in 2021-22 and is forecast to be over $70 billion in 2022-23 and the next three years; the previous highest total revenue was $49.5 billion in 2014-15 and 2018-19.

The elevation in volatility was exacerbated in spring 2020 with the onset of the global pandemic, as COVID-19 suffocated the global economy. Activities and travel were restricted to prevent the spread of the virus, which cratered financial markets, oil demand and prices. In response, producers held back investment in expanding oil supplies. Rising climate-concerns and commitments to transition to alternative energy production further contributed to discourage investment. As recovery began, energy demand rose without sufficient supply growth, causing energy prices to rise significantly. The Russian invasion of Ukraine in February 2022, and subsequent economic sanctions against one of the world’s largest energy producers, boosted oil and natural gas prices. COVID-19 also caused serious supply-chain issues, creating the perfect storm for major inflation across the world, prompting interest rate hikes that threaten global economic prospects. Financial markets have slumped. China only recently lifted pandemic restrictions, which affected economic and energy demand forecasts. Many global factors and events impact Alberta’s government revenue.

Total Revenue
(millions of dollars)	2021-22	2022-23		2023-24	2024-25	2025-26
	Actual	Budget	Forecast	Estimate	Target	Target

Personal income tax	13,335	13,382	13,806	14,069	15,034	16,071

Corporate income tax	4,718	4,040	6,413	5,911	6,254	6,590

Other tax revenue	5,453	5,612	4,361	5,012	5,767	5,948

Resource revenue – bitumen	11,605	10,349	18,750	12,555	12,028	10,736

Resource revenue – other	4,565	3,491	8,794	5,806	5,256	5,006

Federal transfers	11,595	12,054	11,765	12,552	12,475	13,113

Investment income	3,579	3,173	1,035	3,154	3,273	3,407

Net income from bus. enterprises	4,810	2,435	2,449	2,727	2,422	2,647

Premiums, fees and licences	4,520	4,490	4,796	5,040	5,289	5,360

Other revenue	4,142	3,581	3,856	3,827	3,926	3,730

Total Revenue	68,322	62,607	76,025	70,653	71,724	72,608

Total revenue in 2023-24 is forecast

at $70.7 billion, $5.4 billion lower

than the record high of $76 billion

in 2022-23, with oil prices expected

to decline.

The swings in Alberta’s government

revenue are larger than ever before.

Total revenue forecast to be over

$70 billion in 2022-23 through to

2025-26.

Revenue | Fiscal Plan 2023 – 26	57

Alberta’s low taxes and fiscal

responsibility attract investment

and jobs.

WTI forecast at US$90.50/bbl in

2022-23, US$79/bbl in 2023-24

and US$73.50 by 2025-26.

Alberta’s economy follows gyrations in energy markets and the global economy, so the spike in prices that commenced at the beginning of 2022 assisted Alberta’s economic outlook. Population growth, employment, exports and conventional oil and natural gas production increased. Alberta’s competitive tax regime, entrepreneurial culture and business-friendly environment, supported by government’s commitment to fiscal responsibility, have helped to attract investment, largely in non-oil and gas sectors such as technology and innovation, manufacturing, petrochemicals, agri-food, aerospace and finance. Inflation has dampened consumer spending, and that is expected to continue in the immediate time-frame. Labour markets are also facing challenges as employers are unable to find workers with the appropriate skills. The short-term global economic outlook has deteriorated with inflation concerns, higher interest rates and the impact of China’s delayed pandemic recovery.

The Budget 2023 revenue outlook assumes the volatility in the global economy, financial and energy markets, spurred by geopolitics, supply chain issues, inflation and interest rate hikes, will begin to settle toward the end of 2023 and into 2024. As geopolitical and other tensions ease, energy prices are expected to cool. The West Texas Intermediate oil price is forecast to average US$90.50 per barrel (/bbl) in 2022-23, $79/bbl in 2023-24, and $73.50/bbl by 2025-26.

Evolution of Revenue Forecast since Budget 2022
(millions of dollars)
Fiscal Year	Budget 2022	2022-23 Mid-year	Budget 2023	Change fr Bud 2022	Change fr Mid-year

2022-23:

Personal income tax	13,382	13,299	13,806	424	507

Corporate income tax	4,040	6,252	6,413	2,373	161

Other taxes	5,612	4,620	4,361	(1,251)	(259)

Resource revenue	13,840	28,124	27,544	13,704	(580)

Federal govt. transfers	12,054	12,487	11,765	(289)	(722)

Investment income	3,173	1,195	1,035	(2,138)	(160)

Revenue fr. other sources	10,506	10,924	11,101	595	177

Total 2022-23 revenue	62,607	76,901	76,025	13,418	(876)

2023-24:

Personal income tax	14,442	13,751	14,069	(373)	318

Corporate income tax	4,517	6,224	5,911	1,394	(313)

Other taxes	5,778	5,465	5,012	(766)	(453)

Resource revenue	12,328	19,189	18,361	6,033	(828)

Federal govt. transfers	11,641	11,524	12,552	911	1,028

Investment income	3,492	2,332	3,154	(338)	822

Revenue fr. other sources	10,936	11,066	11,594	658	528

Total 2023-24 revenue	63,134	69,551	70,653	7,519	1,102

2024-25:

Personal income tax	15,455	14,683	15,034	(421)	351

Corporate income tax	4,896	6,623	6,254	1,358	(369)

Other taxes	5,913	5,817	5,767	(146)	(50)

Resource revenue	10,916	15,968	17,284	6,368	1,316

Federal govt. transfers	11,895	12,291	12,475	580	184

Investment income	3,699	3,358	3,273	(426)	(85)

Revenue fr. other sources	11,077	11,124	11,637	560	513

Total 2024-25 revenue	63,852	69,864	71,724	7,872	1,860

58	Revenue | Fiscal Plan 2023 – 26

The revenue forecast has changed substantially relative to the forecast presented in Budget 2022, prepared prior to the Russian invasion of Ukraine which sparked higher energy prices, and marginally since the 2022-23 Mid-year Fiscal Update and Economic Statement, released at the end of November 2022.

Total revenue relative to Budget 2022 has increased $13.4 billion in 2022-23, $7.5 billion in 2023-24 and $7.9 billion in 2024-25, mainly due to higher resource and corporate income tax revenue, partially offset by lower investment income and personal income and other tax revenue (from indexation, additional fuel tax relief this year and next, and lower tobacco consumption).

Relative to the mid-year forecast, revenue is down $876 million in 2022-23, but has increased $1.1 billion and $1.9 billion in 2023-24 and 2024-25. Slower global growth and lower prices in the near-term have dampened the forecast, reducing corporate income taxes and resource revenue, although resource revenue bounces back in 2024-25 as the current turmoil around inflation and interest rates stabilizes and the global economy rebounds. Stronger-than-expected population growth and a robust labour market contribute to a higher personal income tax forecast, while investment income is weaker in 2022-23 but recovers well in 2023-24. Federal transfers in 2022-23 are lower mainly due to re-profiling of infrastructure transfers to future years and moving the expected Fiscal Stabilization payment for the 2020-21 revenue decline into 2023-24. Federal transfers have increased in 2023-24 and 2024-25 for these reasons, and also due to additions to the Canada Health Transfer and necessary increases in agriculture insurance premiums (to replenish the crop insurance fund which funded significant indemnity payments in 2021-22 and 2022- 23). Revenue from other sources is stronger mainly from similar increases to producer agriculture insurance premiums and adjustments to the Technology Innovation and Emissions Reduction regulatory regime, causing a temporary bump to estimated compliance payments in 2023-24 and 2024-25.

2022-23 Third Quarter Revenue Forecast

Total revenue in 2022-23 is forecast at $76 billion, the highest ever for Alberta’s government. Revenue has increased $13.4 billion from Budget 2022, mainly due to a $13.7 billion jump in resource revenue. Total 2022-23 revenue is $0.9 billion lower than the mid-year forecast. Following are the main changes in 2022-23 revenue:

•	Personal income tax (PIT) revenue in 2022-23 is forecast at $13.8 billion, $471 million higher than 2021-22 revenue, $424 million greater than budget, and $507 million more than mid-year. This is mainly due to population and household income growth. Household income in 2021 was stronger than expected, elevating the base used to forecast subsequent years, and requiring a prior-years’ adjustment (PYA) of $338 million in 2022-23 to incorporate underreporting of audited PIT revenue in the 2020-21 and 2021-22 consolidated financial statements. As assessments of 2021 personal income tax are only finalized in early 2023, the PIT reported in the prior two year-end statements were still estimates, and actual assessments were higher. The increased revenue is partly offset by the impact of indexing the PIT system to inflation, beginning in 2022.

Revenue forecast and energy

prices significantly impacted

by Russian invasion of Ukraine,

impacting global inflation, interest

rates and economic outlook.

Revenue | Fiscal Plan 2023 – 26	59

Corporate profits are estimated to

have increased by 285% in 2021

relative to 2020, and are expected

to be another 55% higher in 2022.

Fuel tax relief provided to assist

with affordability and mitigate

inflation.

The WTI oil price is forecast at

US$90.50/bbl in 2022-23, $20/

bbl more than budget and $13/bbl

more than the 2021-22 average.

Early Learning Child Care transfers

jumped $537 million in 2022-23.

•	2022-23 corporate income tax revenue is forecast at $6.4 billion, the most ever, due to the impact of higher commodity prices. This is an increase of $1.7 billion from 2021-22, $2.4 billion more than the Budget 2022 estimate, and $161 million more than the mid-year forecast. Net corporate operating surplus (corporate profits) is now forecast to have grown 55% in 2022, a substantial amount given it follows the significant rebound in 2021 of 285% growth from the negative 60% drop in 2020. Revenue volatility impacts Alberta’s government revenue broadly.

•	Other tax revenue in 2022-23 is estimated at $4.4 billion. This is a decrease of $1.1 billion from 2021-22, $1.3 billion from budget, and $259 million from the 2022-23 mid-year forecast, due primarily to the impact on fuel tax revenue of the affordability relief provided. Tobacco tax revenue continues to decline, due to lower consumption, likely from COVID impacts and vaping and cannabis substitution. This decrease is basically offset by higher revenue from the tourism levy, as activity has picked up, and freehold mineral rights tax revenue, with the elevation in oil prices.

•	Resource revenue is forecast at a record $27.5 billion in 2022-23, reflecting the surge in global energy prices as demand recovered from the pandemic and after the Russian invasion of Ukraine. This record revenue is $11.4 billion greater than resource revenue in 2021-22, $13.7 billion higher than budget, but $580 million lower than the mid-year estimate. The WTI oil price is expected to average US$90.50 per barrel (/bbl) in 2022-23, $13/ bbl more than the 2021-22 fiscal year average, over $20/bbl more than the Budget 2022 estimate, but $1/bbl less than the mid-year forecast. The Alberta Reference Price, used to calculate natural gas royalties, is forecast at $5.10 per gigajoule (/GJ), $1.60/GJ greater than last year, $1.90/GJ more than budget, but thirty cents/GJ down from the mid-year forecast.

•	Federal government transfers of $11.8 billion are forecast for 2022-23. This is $170 million more than in 2021-22, but $289 million lower than estimated in Budget 2022, and $723 million less than forecast in the mid-year report.

–

The increase from 2021-22 largely reflects: $537 million for the early learning child care agreements (ELCC), primarily due to the ramping up of funding intended to support $10 a day child care; an increase of $146 million in direct transfers to school boards, universities, colleges and health entities (the SUCH sector), mainly to post-secondary institutions, with Alberta Health Services also receiving a donation of personal protective equipment; a net $532 million decrease in labour market and other federal transfers, mainly due to various COVID-19 supports ending, including for health care, the K-12 education system, employment programs, workers’ benefits and others, partly offset by higher funding for the site rehabilitation program; and a net $21 million increase in the Canada Health Transfer (CHT), Canada Social Transfer (CST), infrastructure and agriculture support transfers.

–	The $289 million decrease from budget reflects: a net $168 million increase in the CHT, with $232 million provided one-time to help address the backlog of surgeries due to COVID-19, partly offset by a

60	Revenue | Fiscal Plan 2023 – 26

reduction to the CHT based on a lower Alberta share of the national population; $196 million increase in agriculture support mainly due to higher insurance premiums necessary to replenish the crop insurance fund; $511 million decrease from re-profiling municipal capital projects to future years; a net $141 million reduction in various other federal transfers, from delaying the budgeted $750 million Fiscal Stabilization payment related to the 2020-21 revenue drop to 2023-24, partially offset by re-profiling $279 million of Site Rehabilitation funding from 2023-24 into 2022-23, and increased transfers of $144 million for rapid test kits and $80 million for municipal transit support.

–

The $723 million decrease from mid-year mainly consists of the delayed Fiscal Stabilization payment, re-profiling of capital projects and associated federal funding to future years, the negative impact of revisions to Alberta’s population share for the CHT and CST, partly offset by higher revenue from increased agriculture insurance premiums.

•	Investment income in 2022-23 is forecast at $1 billion, $2.5 billion lower than in 2021-22, $2.1 billion lower than Budget 2022, and $160 million less than the mid-year forecast. Financial market returns have been weak this year, resulting in negative investment income for the Heritage and endowment funds. Income from Agriculture Financial Services Corporation crop insurance fund is lower as its balance declined with the significant withdrawals required for substantial indemnity payments after the severe 2021 drought. Income from various other accounts and funds has increased with higher interest rates, which also enhances income from local authority lending as it results in swaps being in favourable positions (and debt servicing swaps become unfavourable, causing debt servicing cost expense to increase).

•	Revenue from other sources includes net income from government business enterprises (GBEs), premiums, fees and licences, and various other sources. These revenue sources have decreased by $2.4 billion from 2021-22, but have increased $595 million from the Budget 2022 forecast, and by $177 million from mid-year.

–

GBE net income is forecast at $2.4 billion, $2.4 million less than in 2021-22, when the ownership restructuring of the Sturgeon Refinery within Alberta Petroleum Marketing Commission resulted in a revenue increase of $2.2 billion to partially reverse the 2019-20 $2.5 billion write-down (negative revenue) in the value of the refinery. Alberta Gaming, Liquor and Cannabis Commission net income from gaming and lotteries has increased $297 million from 2021-22, while ATB Financial net income is down $304 million due to higher credit losses from the impacts on small and medium-sized Alberta businesses of supply chain and inflation challenges. GBE net income is on track relative to Budget 2022 and mid-year forecasts.

–

Premiums, fees and licences revenue is forecast at $4.8 billion in 2022-23. This is $276 million greater than 2021-22, $306 million higher than budget and $40 million more than the 2022-23 mid-year forecast. The increase from 2021-22 comprises: $202 million from post-secondary

Fiscal Stabilization payment related

to 2020-21 revenue decline now

not expected until 2023-24.

Financial market returns very

weak in 2022, resulting in negative

income in the Heritage Fund

in 2022-23.

Revenue | Fiscal Plan 2023 – 26	61

Alberta Health Services and school

board fee revenue declined by

$118 million from budget

in 2021-22.

TIER compliance payments

strong in 2021-22.

institution tuition fees and $102 million increase in Alberta Health Services and school board fees, with students returning to in-person learning and due to the impacts on various accommodation, inpatient and other fees of significant inflation; $190 million from higher agriculture insurance premiums; partly offset by a net decrease of $218 million in other premiums, fees and licences, mainly from lower timber royalties and fees, as the strong lumber prices in 2020 and 2021 have waned, lower ATB Financial payment-in-lieu of taxes with reduced net income, but slightly offset by higher revenue driven by population growth and increased volumes in areas such as registries and motor vehicles. The $306 million increase from Budget 2022 is mainly from higher agriculture insurance premiums ($155 million), timber royalties ($76 million) and SUCH sector and other volume-driven fees, partly offset by lower ATB Financial payment-in-lieu of taxes. The change from mid-year mainly reflects the higher agriculture insurance premiums, but reduced timber royalties and fees.

–

Other revenue of $3.9 billion is forecast for 2022-23, $286 million lower than in 2021-22, but $275 million higher than budget and an increase of $163 million from the mid-year forecast. The decline from 2021-22 mainly relates to: a $173 million drop in “refunds of expense” revenue, which is used to reverse overestimates of expense reported in prior year actuals, and also includes the aggregate assessment charged to automobile insurers for health care costs caused by uninsured drivers. Refunds of expense revenue in 2021-22 included a $42 million reversal for prior-year reported disaster recovery program expense, $68 million related to the Small and Medium Enterprise Relaunch Grant and a net $57 million in other prior-year expense reversals, while estimated 2022-23 refunds of expense only include $31 million in reversals. The aggregate assessment decreased by $36 million, as traffic volumes have decreased. Investment management fees recovered from external clients like WCB and pension plans, relating to their assets, are forecast to have declined by $82 million based on much weaker investment returns in 2022-23. Compliance payments made to the Technology Innovation and Emissions Reduction Fund (TIER) are $68 million lower this year as the jump in energy prices encouraged greater industrial activity late in the 2021-22 fiscal year. SUCH sector sales and donations revenue is a net $6 million higher while fines and penalties and other miscellaneous revenue have increased by a net $32 million. The increase from budget is mainly due to continued recovering of activity, travel and higher energy prices, with TIER compliance payments up $216 million and SUCH sector sales and fundraising revenue up $37 million. The remaining net $22 million increase mainly relates to the recovery of higher external investment management fees. The change from the mid-year revenue forecast mainly reflects higher TIER compliance payments, improved SUCH sector revenue and recovery of higher external investment management fees.

62	Revenue | Fiscal Plan 2023 – 26

Non-Renewable Resource Revenue

Non-renewable resource revenue in 2023-24 is estimated at $18.4 billion, $9.2 billion less than the $27.5 billion forecast for 2022-23, which would be the highest ever for Alberta. The 2023-24 estimate would be the second highest resource revenue in Alberta’s government history, substantially more than the $14.3 billion recorded in 2005-06. Revenue is being driven by the current high oil and natural gas prices, elevated due to the uncertain global economic outlook and tight oil demand-supply balance, with the war in Ukraine, high inflation and interest rate hikes. The forecast assumes prices will begin to decline in 2023-24, and bitumen, conventional crude oil and natural gas and by-products royalties also trend down. By 2025-26, resource revenue is forecast to be $15.7 billion, with bitumen royalties making up just under 70%. The WTI price is expected to average US$79 per barrel (/bbl) in 2023-24, $11.50/bbl lower than forecast for 2022-23. Prices continue to fall, dropping to US$73.50/bbl by 2025-26.

The light-heavy oil price differential narrowed noticeably over the last several years, as COVID-19 impacts on oil demand and production meant egress issues retrenched, before expanding in 2022-23 with higher WTI prices and lower heavy-oil demand from refinery maintenance and release of heavy oil barrels from the US Strategic Petroleum Reserves. The forecast assumes the differential widened by about US$6.50/bbl in 2022-23 from 2021-22, to almost US$20/bbl, and then remains at US$19.50 in 2023-24 before trending down to about US$16.40/bbl by 2025-26, with growing production met by additional pipeline capacity. Even with a higher differential anticipated, the relatively strong global oil prices mean Alberta producers remain profitable.

Factors affecting royalties are the WTI price, the differential, US-Canadian dollar exchange rate, production, oil sands project status and producer costs:

•	The Western Canadian Select price (WCS), a benchmark price for heavy oil (blended bitumen), is determined by the WTI US dollar price less a “light-heavy differential.” The differential is linked to costs of transporting Alberta

Prices of Oil and Natural Gas, 1999-00 to 2025-26

Resource revenue forecast in

2022-23 of $27.5 billion by far the

most ever; 2023-24 estimate of

$18.4 billion would be

second highest.

Oil prices expected to fall over

medium-term.

Revenue | Fiscal Plan 2023 – 26	63

A forecast strengthening of the

Canadian dollar exchange rate

lowers royalty revenue.

Oil sands royalties increase after

projects recover initial capital and

operating costs.

production to Gulf Coast refineries or coastal ports for export, and to the different properties of heavy oil relative to light sweet crude. Sufficient pipeline capacity lowers costs and the differential, increasing prices for Alberta producers; insufficient capacity means moving product by other means, increasing costs and the differential, lowering WCS prices.

•	A weaker Canadian dollar supports royalty revenue. The bitumen royalty rate is based on the WTI price expressed in Canadian dollars, so the rate is higher with a lower Canadian dollar. A lower Canadian dollar also increases oil prices when they are converted from US into Canadian dollars, elevating producers’ revenue in Canadian dollars. The exchange rate forecast decreased from budget in 2022-23 by almost three and a half cents, to 75.7US¢/ Cdn$, but is expected to strengthen over the next few years. It is forecast at 76.2US¢/Cdn$ in 2023-24 and then 79.5US¢/Cdn$ by 2025-26.

•	Bitumen production is growing, although the forecast growth has not changed materially from Budget 2022 even with the spike in prices in 2022. On the other hand, conventional crude oil and natural gas production are now estimated to be slightly higher over the next several years. Bitumen production is forecast to grow by 7.6% or 248 thousand barrels per day, between 2022-23 third quarter forecast and 2025-26, while natural gas production expands 2.9% or 121 billion cubic feet over the three years. Conventional production has increased in 2022-23, but remains flat at the higher level and then decreases slightly in 2025-26.

•	Oil sands royalties change when projects reach post-payout status (total project revenue exceeds total capital and operating costs). Prior to payout, royalties are 1–9% of gross revenue, while after payout, they are the greater of 1–9% of gross revenue or 25–40% of net revenue. The higher oil prices have accelerated payout for some projects.

•	The energy industry continues to seek efficiencies, improve productivity, lower emissions intensity per barrel produced, and reduce costs. Oil sands companies continue to examine their processes to optimize their operations.

Oil and Natural Gas Assumptions
	2021-22	2022-23		2023-24	2024-25	2025-26

	Actual	Budget	Forecast	Estimate	Target	Target

Revenue (millions of dollars)

Bitumen royalty	11,605	10,349	18,750	12,555	12,028	10,736

Crude oil royalty	1,947	1,670	3,965	2,905	2,633	2,442

Natural gas / by-products royalties	2,227	1,458	4,221	2,465	2,208	2,155

Prices

West Texas Intermediate (US$/bbl)	77.03	70.00	90.50	79.00	76.00	73.50

WCS @ Hardisty (Cdn$/bbl)	79.63	70.30	92.60	78.00	75.90	72.10

Differential (US$/bbl)	(13.56)	(14.30)	(20.00)	(19.50)	(16.80)	(16.40)

Ab. Refererence Price (Cdn$/GJ)	3.48	3.20	5.10	4.10	3.60	3.80

Production (thousands of barrels / day)

Conventional	444	441	497	497	497	490

Raw bitumen	3,197	3,296	3,281	3,345	3,436	3,529

Natural gas (billion cubic feet / yr)	4,027	4,118	4,226	4,275	4,304	4,347

Exchange rate

(US¢/Cdn$)	79.8	79.0	75.7	76.2	78.2	79.5

64	Revenue | Fiscal Plan 2023 – 26

Bitumen royalties are estimated at $12.6 billion in 2023-24, $6.2 billion less than in 2022-23, due primarily to the lower oil price forecast. Royalties are forecast to decrease a further $1.8 billion over the next two years as prices continue to fall, reaching $10.7 billion in 2025-26.

Conventional oil royalties are estimated at $2.9 billion in 2023-24, a decrease of $1.1 billion from 2022-23. Again weakening oil prices mean royalties fall by $463 million, to $2.4 billion by 2025-26.

Natural gas and by-product royalties in 2023-24 of $2.5 billion are estimated, $1.8 billion lower than in 2022-23, due primarily to decreasing natural gas and natural gas liquid prices (i.e. natural gas by-products). The natural gas Alberta Reference Price (ARP) climbed an estimated $1.90 per gigajoule (/GJ) relative to budget in 2022-23, to $5.10/GJ, the highest price since 2008-09, when it averaged $6.97/GJ. ARP is anticipated to fall to $4.10/ GJ in 2023-24, and then to trend down to $3.80/GJ by 2025-26. Revenue also falls, by $310 million to $2.2 billion by 2025-26. Prices for natural gas by-products, such as propane, butane and pentanes plus, follow oil prices, which are also retrenching from current highs.

The outlook for natural gas and by-products has improved, with upside demand from oil sands projects and power generation, and with Alberta’s low corporate taxes and overall attractive business climate supporting expansion in the petrochemical sector. Steady production growth in Alberta is forecast.

Outlook for natural gas prices has improved, with higher global demand and from oil sands operators.

Bonuses and sales of Crown land leases revenue in 2023-24 is estimated at $307 million, a decrease of $102 million from 2022-23 when strong commodity prices led to both higher prices per hectare and number of hectares sold. Revenue trends down slightly to $289 million by 2025-26, following energy prices, but remains quite strong.

Non-Renewable Resource Revenue

(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26

	Actual	Budget	Forecast	Estimate	Target	Target

Bitumen royalty	11,605	10,349	18,750	12,555	12,028	10,736

Crude oil royalty	1,947	1,670	3,965	2,905	2,633	2,442

Natural gas & by-products royalty	2,227	1,458	4,221	2,465	2,208	2,155

Bonuses & sales of Crown leases	228	236	409	307	293	289

Rentals and fees / coal royalty	163	127	199	129	122	120

Total Resource Revenue	16,170	13,840	27,544	18,361	17,284	15,742

Tax Revenue

Tax revenue is forecast at $25 billion in 2023-24, 35% of total revenue. This is $412 million, or only 1.7% higher than in 2022-23. Personal income tax (PIT) revenue growth is forecast at $263 million as indexation of the system reduces revenue, while corporate income tax (CIT) is down $502 million from the record $6.4 billion forecast for 2022-23, as the spike in energy prices and activity subside. Fuel tax revenue is $635 million higher as collection was paused for most of 2022-23. The pause was extended until June 30, 2023, but as the program is now tied to quarterly WTI prices, partial tax relief is forecast until December 2023. Revenue grows another $600 million in 2024-25.

Alberta’s economic growth leads to increased jobs and activity, improving household income.

Revenue | Fiscal Plan 2023 – 26	65

Tax revenue is forecast to grow by an average of 7% for the following two years, reaching $28.6 billion by 2025-26. This mainly reflects strong growth in income taxes. Of the $3.6 billion increase in tax revenue between 2023-24 and 2025-26, $2.7 billion, or 74%, is from income taxes, while $638 million, or 18% is from fuel taxes.
____ Charitable donations tax credit enhanced in 2022, lowering tax revenue by about $60 million per year.

Personal income tax revenue in 2023-24 is estimated at $14.1 billion, an increase of $263 million from 2022-23. PIT in 2022-23 is now expected to be $424 million higher than the Budget 2022 forecast, due mainly to revised, higher 2021 assessment data. This requires a positive $338 million prior-years’ adjustment in 2022-23 to reverse understated revenue reported in 2020-21 and 2021-22 financial statements, and increases the base used to forecast future years. Further growth in household income in 2022, due to the rebounding economy, job creation and population growth propelled by higher energy prices, is partially offset by the impact of indexing the PIT system to inflation effective January 1, 2022, which reduces revenue by $680 million in 2023-24 and $1.2 billion by 2025-26. PIT is forecast to increase by $2 billion, or an average of 6.9% per year between 2023-24 and 2025-26, to $16.1 billion, from improving employment, wages and household income growth. Included in the forecast are enhancements to the charitable donations and adoption expense tax credits, reducing revenue by about $60 million per year (almost entirely due to the charitable donations tax credit change).

____ Corporate income tax revenue of $6.4 billion in 2022-23 the highest ever, and revenue forecast to grow to $6.6 billion by 2025-26.

Corporate income tax is estimated at $5.9 billion in 2023-24, $502 million less than the $6.4 billion forecast for 2022-23, the highest ever. CIT rose dramatically in both 2021-22 and 2022-23, increasing by almost $2.4 billion in 2022-23 relative to Budget 2022, as energy prices strengthened materially and Alberta economic activity broadened. The decision to lower the corporate income tax rate, in addition to red tape reduction, Recovery Plan initiatives and government fiscal prudence, has attracted investment and spurred diversification in Alberta, with numerous major projects announced in sectors such as petrochemicals, renewable energy, aerospace, agrifood and innovation and technology. The medium-term forecast has been revised down slightly relative to mid-year, as the 2023 global economic outlook has deteriorated, lowering the base used to forecast subsequent years. CIT revenue is expected to average 5.6% growth between 2023-24 and 2025-26, reaching $6.6 billion. This incorporates the new agri-processing investment tax credit, reducing CIT by $5 million in 2024-25 and $10 million in 2025-26.

____ 2023 education property tax requisition frozen for the third time in four years.

Education property tax revenue is forecast at $2.5 billion in 2023-24, the same as in 2022-23, as the requisition has been frozen for the third time in four years. The requisition will continue to be reviewed annually, but the forecast for future years is based on increasing the requisition by population growth plus inflation. Revenue rises by about $100 million per year, to $2.7 billion by 2025-26. Included in 2022-23 and 2023-24 revenue are $15 million in credits under the provincial education requisition credit (PERC). PERC provides an equivalent education tax credit for municipalities who are unable to collect education property tax on delinquent oil and gas properties. The 2023 residential / farm mill rate is $2.56 per $1,000 of equalized assessment, and the non-residential rate is $3.76 per $1,000 of equalized assessment.

66	Revenue | Fiscal Plan 2023 – 26

Other tax revenue is forecast at $2.5 billion in 2023-24, $651 million higher than in 2022-23, primarily from a $635 million increase in fuel tax revenue after the substantial affordability relief provided by pausing collection in most of 2022-23, and a $53 million increase in insurance tax revenue, mainly due to population growth and inflation. These are partly offset by lower revenue from tobacco and freehold mineral rights taxes, due to lower consumption and substitution with other products, and the forecast drop in oil prices, respectively. Other tax revenue is forecast to reach $3.2 billion by 2025-26, mainly from further increases of $638 million in the fuel tax as the relief measures continue for part of 2023-24, and $118 million in insurance taxes, again partly offset by declining tobacco and freehold mineral rights taxes.	Fuel tax relief extended to June 30 2023, and continues after, depending on quarterly WTI oil prices.

Tax Revenue

(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26

	Actual	Budget	Forecast	Estimate	Target	Target

Personal income tax	13,335	13,382	13,806	14,069	15,034	16,071

Corporate income tax	4,718	4,040	6,413	5,911	6,254	6,590

Education property tax	2,478	2,504	2,504	2,504	2,604	2,703

Other taxes	2,975	3,108	1,857	2,508	3,163	3,245

Total Tax Revenue	23,506	23,034	24,580	24,992	27,055	28,609

Federal Transfers

Federal transfers are forecast at $12.6 billion in 2023-24, $787 million, or 6.7% higher than the 2022-23 forecast. Main increases in 2023-24 include:

•  $637 million in the Canada Health (CHT) and Canada Social Transfers (CST). A one-time $233 million CHT top-up in 2023-24 following recent negotiations between Canadian provinces and territories and the federal government is offset in the year-over-year change by a one-time CHT top-up of $232 million for surgery backlogs in 2022-23. The CHT covers about 23% of Alberta’s health expense;

•  a one-time $707 million Fiscal Stabilization payment, re-profiled from 2022-23, for the 2020-21 revenue decline relative to 2019-20, based on the program’s revised, but insufficient $170 per person cap;

$707 million Fiscal Stabilization Payment in 2023-24 for revenue decline in 2020-21.

• a net $153 million in re-profiled infrastructure support;

• $203 million additional funding under the early learning child care agreements (ELCC), primarily as the more recent agreement targeted to achieve $10-a-day child care ramps up;

•  these are partly offset by a net $913 million in decreases, mainly from transfers for site rehabilitation ($574 million), municipal transit support ($80 million), rapid test kits ($144 million) and other COVID-19 transfers included in 2022-23 revenue, not continuing in 2023-24.

Federal transfers increase $561 million by 2025-26, led by $668 million in regular increases to the CHT and CST and $289 million under ELCC, partially offset by the $707 million fiscal stabilization payment not continuing. Other changes include: an estimated $121 million relatively minor addition to CHT in 2025-26 based on increasing the annual escalator following the	Special federal transfers for COVID-19 winding down.

Revenue | Fiscal Plan 2023 – 26	67

recent negotiations; $148 million increase in infrastructure transfers, mainly related to Investing in Canada Infrastructure Program funding for Calgary and Edmonton LRT projects; $84 million in higher agriculture transfers primarily due to the 60% increase in premium rates needed to replenish the crop insurance fund after the significant withdrawals in 2021-22 and forecast for 2022-23; a net $42 million decrease in various other transfers. Revenue in 2025-26 is forecast at $13.1 billion, or 18.1% of total revenue, only slightly more than the 17.8% forecast for 2023-24.
____ Growth rate in federal transfers for health has been insufficient relative to rising health care costs.

The CST and CHT grow in line with changes to Alberta’s share of the national population, which is expected to continue increasing, and federal annual escalators. For CST, the escalator is 3%. For CHT, the escalator is based on the higher of the three-year average of national nominal GDP growth, or, effective for 2023-24 and the next four years after recent negotiations, 5% (previously 3%). Since national GDP growth has recently averaged over 5%, the escalator is based on the higher GDP growth rate until 2025-26. CHT revenue does increase $121 million in 2025-26 based on the new 5% minimum escalator. The recent negotiations included discussions about a variety of individual health care transfers for federally-defined initiatives that may require provincial matching. Nothing has been included in Budget 2023 for these.

The forecast includes funding for various other specific programs, including:

• Labour market agreements for employment and training, which were enhanced temporarily in 2021-22 and now include annual funding of about $325 million beginning in 2022-23;

• Transfers for housing under the new national program;

• The 2017-18 ten-year home care and mental health care agreement.

Transfers from Government of Canada (millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26

	Actual	Budget	Forecast	Estimate	Target	Target

Canada Health Transfer	5,503	5,352	5,520	6,079	6,287	6,708

Canada Social Transfer	1,796	1,868	1,864	1,942	2,022	2,102

Transfers to SUCH sector	478	579	624	617	623	635

Infrastructure support	808	1,293	782	935	1,166	1,083

Agriculture support programs	531	296	491	480	517	564

Labour market agreements	485	322	324	325	325	325

Early learning child care agreements	197	734	734	937	1,062	1,226

Other transfers	1,797	1,610	1,426	1,237	473	470

Total Federal Transfers	11,595	12,054	11,765	12,552	12,475	13,113

Investment Income

____ Investment income weak in 2022- 23 but expected to recover over next few years.	Investment income is forecast at $3.2 billion in 2023-24, $2.1 billion more than in 2022-23. Global financial markets tumbled in 2022, with inflation and subsequent interest rate hikes, Russia’s invasion of Ukraine, geopolitical uncertainty, and lingering COVID-19 impacts in China all threatening economic growth and in turn, investment performance. The Heritage and endowment funds are forecast to have lost $150 million in 2022-23. On the

68	Revenue | Fiscal Plan 2023 – 26

other hand, simple interest-bearing investments have benefitted from the string of rate hikes central banks have imposed to quell surging inflation, as has net income from loans to local authorities as derivative costs decline (though derivative costs on swapped associated local authority debt reported in debt servicing cost expense rise commensurately). As the current inflationary, geopolitical and economic uncertainty is expected to begin to subside during 2023 and 2024, investment income is forecast to recover. Assets in the crop insurance fund in Agriculture Financial Services Corporation dropped in 2021-22 and 2022-23 with substantial withdrawals for insurance claims related to drought, hail and other events, lowering investment income, but the fund is being re-capitalized and earns greater income over the forecast. Investment income is estimated to increase by a net $253 million between 2023-24 and 2025-26, reaching $3.4 billion. Heritage Fund investment income increases by $406 million, as it will now retain all net investment income, instead of just an amount for inflation-proofing, under proposed legislative changes, while income from student loans following reductions to the rates charged to students, and from local authority lending, decline.	The Alberta Heritage Savings Trust Fund to retain all of its net investment income under proposed legislative amendments, boosting its assets and potential income.

Fund Assets / Investment Income

(millions of dollars)				Investment Income
	Assets as at	2021-22	2022-23		2023-24	2024-25	2025-26

	Mar. 31, 2022	Actual	Budget	Forecast	Estimate	Target	Target

Heritage Savings Trust Fund	17,094	2,128	1,976	(74)	1,226	1,458	1,632

Endowment funds [a]	4,790	514	440	(76)	352	369	401

Loans to local authorities	14,424	329	185	450	734	612	543

Ag. Financial Services Corp.	3,967	126	113	91	126	130	139

SUCH sector	n.a.	430	287	301	318	326	334

Other [b]	9,487	52	172	343	398	378	358

Total Assets / Inv. Income	49,762	3,579	3,173	1,035	3,154	3,273	3,407

[a]   Includes Alberta Heritage Foundation for Medical Research Endowment Fund, Alberta Heritage Scholarship Fund and Alberta Heritage Science and Engineering Research Fund.

[b]   Assets include General Revenue Fund cash, Alberta Enterprise Corporation and Technology Innovation and Emissions Reduction Fund. Income includes earnings from cash, and from a variety of smaller funds and accounts and student loans.

Revenue from Other Sources

Revenue from other sources is forecast at $11.6 billion in 2023-24, an increase of $493 million from 2022-23. Revenue increases by $143 million between 2023-24 and 2025-26, to $11.7 billion.

Alberta Gaming, Liquor and Cannabis Commission (AGLC) net income from gaming and lottery activities, liquor and cannabis is expected to remain relatively constant at $2.3 billion over 2022-23 to 2024-25, after recovering in 2022-23 from pandemic restrictions. Net income then increases $78 million in 2025-26 when it reaches $2.4 billion.

ATB Financial net income is forecast at $279 million in 2023-24, $3 million lower than in 2022-23, but grows $79 million to $358 million by 2025-26. Net income increased significantly in 2021-22, due mainly to a sizeable reversal in the prior-year provision for loan losses and to higher revenue due to stronger economic activity. In 2022-23, increased credit losses and higher operating

Revenue | Fiscal Plan 2023 – 26	69

Post-secondary institution tuition

fee hikes to be capped at 2%

beginning in 2024-25.

Agriculture insurance premium

rates increasing 60% to raise the

crop insurance fund balance back

to level recommended by

actuarial evaluations.

costs reduce net income. This continues in 2023-24, before revenue growth and lower credit losses outstrip rising operating costs and net income increases.

Alberta Petroleum Marketing Commission (APMC) is forecasting a net loss of $18 million in 2023-24, $300 million better than the 2022-23 net loss. The Sturgeon Refinery underwent maintenance and was not operating for portions of 2022-23, reducing cash flow. The bi-annual maintenance results in increased cash flow and net income in the following year, 2023-24. Prices for diesel, the refinery’s main output, have also declined, and are forecast to remain low. APMC’s net loss increases in 2024-25 when maintenance is scheduled, but then falls moderately in 2025-26 to $263 million.

Post-secondary institution tuition fees are estimated at $1,771 million in 2023-24, an increase of $104 million from 2022-23, as enrolment and fee rates increase. Tuition fees are projected to grow a further $131 million, to $1,902 million by 2025-26, primarily due to enrolment growth, as the government has imposed a 2% cap on tuition rate increases beginning in 2024-25.

School board and Alberta Health Services (AHS) fees began recovering in 2022-23 as in-person learning returned, and hospital parking fees and out-of-province patient billings increased with pandemic health restrictions unwinding. These fees are expected to continue recovering relatively robustly, increasing by $49 million in 2023-24, to $754 million, and by $78 million over the following two years, reaching $832 million by 2025-26, due mainly to enrolment growth and the impact of inflation on various fees and charges.

Other premiums, fees and licences revenue is forecast at $2,515 million in 2023-24, an increase of $91 million from 2022-23. Revenue grows another $111 million to $2,626 million by 2025-26. The increase in 2023-24 is due mainly to: $99 million for a 60% rise in agriculture insurance premium rates necessary to replenish the crop insurance fund depleted by sizeable withdrawals for indemnity payments in 2021-22 and 2022-23; $73 million for Alberta Energy Regulator (AER) levies for orphan well funding and for AER’s own operations; $14 million from higher demand and volumes at registries and land titles; a $90 million reduction in timber royalties and fees, following several years of strong revenue from high North American lumber prices. Over the next two years, increases of $128 million in agriculture insurance premiums, $24 million in ATB Financial payment-in-lieu of taxes and $13 million in AER levies are partially offset by a drop of $53 million in timber royalties and fees.

School jurisdiction, post-secondary institution and health entity (the SUCH sector) sales, rentals and services revenue is expected to continue rebounding from the decreases caused by pandemic restrictions, and as activity expands with the growing economy. Revenue rises $20 million to $915 million in 2023-24, and to $942 million by 2025-26. Fundraising and donations revenue is not forecast to increase as strongly however, rising by $17 million between the 2022-23 third quarter and 2025-26 forecasts. These types of revenue are linked to economic conditions, and SUCH sector entities employ a relatively conservative approach to forecasting the revenue.

70	Revenue | Fiscal Plan 2023 – 26

Compliance payments from large industrial emitters to the Technology Innovation and Emissions Reduction Fund jumped $216 million in 2022-23 relative to budget, to $637 million, with the rebound in economic activity, higher energy prices and industrial output, as well as decisions regarding offset credit usage versus compliance payments in light of the federal government’s future and ongoing carbon tax increases. The regulatory regime also underwent a review and was adjusted for 2023. It is anticipated this will encourage elevated compliance payments earlier, in 2023-24 and 2024-25, but then reduce payments in favour of emissions reduction and credit usage going forward. Revenue is forecast to decline by $114 million in 2023-24, to $523 million, grow to $563 million in 2024-25, before falling $260 million to $303 million in 2025-26.

Other notable changes include: increases of $112 million in 2023-24, and then $54 million over the following two years, for external investment management charges that are based on investment income outperforming market benchmarks, and are billed to clients such as pension plans for their share; a decrease in fines and penalties in 2023-24 of $27 million as 2022-23 included an individual fine of $31 million; a $46 million reduction in refunds of expense, due to the lower aggregate assessment charged to automobile insurers as occurred in 2022-23 with reduced traffic, followed by a $20 million increase over the next two years as traffic volumes grow.

Revenue from Other Sources
(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26
	Actual	Budget	Forecast	Estimate	Target	Target

AGLC - gaming / lottery	1,205	1,468	1,502	1,515	1,509	1,573

AGLC - liquor	854	850	832	830	836	845

AGLC - cannabis	(4)	7	13	5	9	14

ATB Financial	586	313	282	279	324	358

Balancing Pool	96	112	120	103	103	103

Alberta Petroleum Marketing Comm.	2,059	(329)	(318)	(18)	(376)	(263)

Post-secondary tuition fees	1,465	1,645	1,667	1,771	1,865	1,902

Health / school board fees	603	661	705	754	793	832

Other premiums, fees and licences	2,452	2,184	2,424	2,515	2,631	2,626

SUCH sales, rentals, services	806	876	895	915	920	942

SUCH fundraising, donations, gifts	741	640	658	662	670	675

TIER Fund	705	421	637	523	563	303

Other	1,904	1,659	1,684	1,740	1,790	1,827

Total Revenue fr. Other Sources	13,472	10,506	11,101	11,594	11,637	11,737

Risks

As a small, open economy with a sizeable resource sector, Alberta is highly impacted by developments beyond its borders. Fluctuations in global supply and demand can translate into large price swings for Alberta commodity exports and substantial shifts in corporate investment and economic activity. When the global impacts of the COVID-19 pandemic dissipated, the resulting rapid increase in global demand without a sufficient and timely supply response, in part due to pandemic and climate-related underinvestment over several years, coupled with Russia’s invasion of Ukraine and other geopolitical events, increased energy prices dramatically. This caused global inflation,

Revenue | Fiscal Plan 2023 – 26	71

Alberta government revenue is

volatile and unpredictable.

A renewed, legislated fiscal

framework is being introduced to

guide fiscal planning.

exacerbated supply-chain issues, prompted numerous interest rate hikes across the world, threatened economic growth and hammered financial markets.

These all heavily impact Alberta and Alberta’s government. Alberta government revenue is much more volatile and unpredictable than the broader economy, especially non-renewable resource revenue, corporate income tax and investment income, making fiscal planning challenging.

These challenges have never been more evident than in the last several years. As noted earlier, Alberta’s government revenue in 2022-23 reached record heights, increasing $7.7 billion from 2021-22, and by $32.9 billion from 2020-21. Revenue is forecast to remain at these elevated levels for the medium term. The associated economic boom attracts job-seekers and investment, impacting demand for social, education and health programs, and infrastructure needs.

To help deal with these challenges and guide fiscal planning, the government is introducing a renewed legislated fiscal framework, or set of rules around budgeting and fiscal planning. A core element of the rules is a balanced budget requirement. Balanced budget laws have been enacted previously in Alberta, but have been quickly amended as they have been too inflexible relative to Alberta’s government revenue swings and their implications for expense decisions. The proposed set of rules is designed to balance simplicity and rigour, but also provide several exemptions: first, for uncontrollable spending requirements, such as those caused by dedicated revenue or disasters and emergencies, and second, for significant swings in revenue, either during the year or when preparing the budget, relative to prior-year revenue. More details are provided in the Overview chapter on pages 17-21.

In order to highlight the risks and volatility, alternative forecast scenarios have been presented in budgets since Budget 2019. For Budget 2023, the impact on non-renewable resource revenue, income tax and other taxes from low and high scenarios have been developed, and are outlined on pages 45-46 in the Economic Outlook chapter.

Some of the main factors impacting Alberta government revenue and their sensitivities, which show the impact of small changes to key variables, follow. The sensitivities have increased significantly over the last several years.

Global and US Economies

Budget 2023 assumes tepid global economic growth of 2.9% in 2023, rising to 3.1% in 2024, as inflationary pressures and economic uncertainty settles. The recent dislocation between energy supply and demand, coupled with sanctions against Russia for its aggression against Ukraine, are also assumed to resolve. Substantial risks remain, as weaker global growth would keep oil prices lower, harming Alberta’s revenue forecast.

Energy Prices

Price forecasts depend on assumptions about demand and supply. Factors influencing demand include global economic growth, pipeline or refinery outages, and storage and speculative market activities by traders. On the supply side are OPEC compliance, US production, and Russia’s ability to thwart

72	Revenue | Fiscal Plan 2023 – 26

sanctions and sell its output. Other factors include investment and drilling decisions by other producers, geopolitical events, civil unrest or terrorist strikes, economic sanctions, or simple weather-related production disruptions.

Interest Rates

Interest rates have risen dramatically in the last year to deal with inflation. Higher rates generally harm government investment income, as is evident in the 2022-23 Heritage Fund’s negative investment income. While market values of bonds with lower rates drop, short-term interest-bearing investments benefit. Higher rates also typically discourage business investment, economic activity and consumer spending. Rising rates also pose risks for indebted households, consumer spending and the government. The government repaid $13.4 billion in debt during 2022-23, taking advantage of the spike in energy prices and revenue, and the new fiscal framework continues emphasis on debt repayment by requiring at least 50% of surplus cash be used to retire maturing debt, alleviating re-financing risk and creating future fiscal flexibility.	New fiscal framework contains a surplus allocation policy with emphasis on debt repayment.

Exchange Rates

A stronger Canadian dollar decreases the value of exports and the demand for exports priced in Canadian dollars. Changes in the exchange rate affect the profitability of energy producers, which can affect investment and government resource revenue as energy prices and contracts are mainly in US dollars. Investment income is also impacted due to significant foreign holdings.

Equity Markets

Equity markets can be affected by a wide range of factors, such as the strength of the US, European and developing economies, or fluctuations in commodity prices and interest rates. Alberta has significant assets invested globally.

Net Corporate Operating Surplus

Corporate profits in Alberta were hit hard in 2020, but bounced back exceptionally in 2021 and 2022. It is difficult to predict how net corporate operating surplus translates to corporate income tax revenue. Taxable income can differ significantly from corporate profits, due to tax changes or discretionary deductions such as depreciation or prior-year losses which can be carried forward or back and affect corporate income tax revenue for years.

Corporate income tax hard to predict due to its discretionary elements.

Sensitivities to Fiscal Year Assumptions, 2023-24[a]

(millions of dollars)	Change	Net Impact

Oil price (WTI US$/bbl)	-$1	-630

Light-heavy oil price differential (US$/bbl)	+$1	-600

Natural gas price (Cdn$/GJ)	-10¢	-15

Exchange rate (US¢/Cdn$)	+ 1¢	-490

Interest rates	+1%	-146

Primary household income	-1%	-160

[a]   Sensitivities are based on current assumptions of prices and rates, displaying impacts over a 12 month period. They can vary significantly at different price and rate levels. Energy price sensitivities do not include potential impacts of price changes on land lease sales revenue.

Revenue | Fiscal Plan 2023 – 26	73

Alberta’s Resource Revenue Royalty Structure

The Alberta government has substantial non-renewable resource revenue (NRR), including royalties from bitumen, crude oil, natural gas and by-products and coal, as well as revenue from bonuses and sales of Crown leases, and rentals and fees.

Alberta’s royalty regimes follow a concession system where mineral rights are owned by the Crown. Companies earn the right to explore mineral rights through land sale auctions, and then pay royalties to the Crown for a share of the resulting production. The share is calculated by applying a royalty formula, which is unique to each commodity.

•  The generic oil sands royalty regime is based on the revenue of individual projects. The royalty rate is determined by oil prices and whether the project is in pre- or post-payout. Royalty rates are calculated based on the West Texas Intermediate (WTI) oil price expressed in Canadian dollars. An oil sands project reaches payout when its cumulative revenue exceeds its cumulative eligible costs for the first time. Prior to payout, royalties are
1–9% of gross revenue, while after payout, they are the greater of 1–9% of gross revenue or 25–40% of net revenue.

•  Royalties for natural gas and by-products, and conventional oil, are well-based, and are calculated based on two systems: the former Alberta Royalty Framework (ARF), and the current Modernized Royalty Framework (MRF). Since January 2017, new wells drilled pay under MRF, while most producing wells drilled before then pay under ARF (scheduled to fully transition to MRF by end of 2026). The MRF regime is a revenue minus cost system similar to the oil sands regime, but with a standardized cost (C*) based on an industry average to drill and complete a well. This benefits companies that reduce costs below the industry average. MRF also has a payout feature where pre-payout wells pay a lower royalty rate which increases once the well has recovered its C* costs.

Three main factors drive royalty revenue: price, cost to produce, and quantity. The exchange rate is also a driver as most commodities are priced in US dollars. Energy prices, like prices for other goods, are determined by supply and demand. The Alberta government uses information and advice from energy analysts, and compares the forecast with those from investment houses, banks and private forecasters.

•  The most important oil prices to Alberta are WTI and Western Canadian Select (WCS). WTI is the North American price benchmark for light sweet crude oil, which broadly captures global oil pricing trends. WCS is the Western Canadian price benchmark for heavy oil - a heavy Alberta-produced crude composed largely of bitumen blended with diluents. Alberta oil prices trade at a differential to WTI to reflect local market fundamentals, adjustments in quality relative to WTI, and transportation costs.

•  The most important natural gas and natural gas liquid prices are: Henry Hub, AECO, Alberta Reference Price (ARP) and natural gas liquid prices. Henry Hub is the US and North American price benchmark for natural gas, while AECO is the Western Canadian price benchmark. ARP is the monthly weighted average field price of all Alberta natural gas sales, and is used to calculate royalties. Natural gas by-product or liquid prices, such as propane, butane, and pentanes plus, closely follow WTI prices but with regional discounts reflecting local supply and demand fundamentals. Alberta natural gas prices have remained depressed and volatile, while natural gas by-product prices have provided some relief to natural gas operators as they follow WTI prices.

Bitumen production and costs are based on project forecasts submitted annually by oil sands operators, and compared with internal and external forecasts for reasonableness. Forecasts for conventional oil and natural gas production use Alberta Energy Regulator estimates, current market trends and industry activity. Costs are based on C* (the industry average).

All these drivers can impact payout status, affecting royalties dramatically. This is especially the case for bitumen. Changes to project costs or revenue may delay pre-payout projects from reaching post-payout status and paying higher royalties on net revenue, while royalties from post-payout projects could be much lower, especially if they are pushed into paying based on gross revenue.

74	Revenue | Fiscal Plan 2023 – 26

BUDGET 2023

GOVERNMENT OF ALBERTA | 2023–26

Fiscal Plan

Expense

75

Expense	77

Addressing Affordability and Delivering Efficient Government Services	77

Expense Highlights	77

A Health Care System that Works For Albertans	78

Affordability for Albertans	81

Support for Vulnerable Albertans	84

Kindergarten to Post-Secondary Education	86

Support for Ukrainian Evacuees	90

Keeping Albertans Safe and Secure	90

Boosting Alberta’s Advantage – Jobs and Economy	93

General Government / Other	95

Note: Amounts presented in tables may not add to totals due to rounding.

76	Expense | Fiscal Plan 2023 – 26

Expense Addressing Affordability and Delivering Efficient Government Services

Albertans are resilient. Despite the significant challenges of recent years including a global pandemic and the resulting closure of economies, supply chain disruptions, Russian aggression in Ukraine, natural disasters and increased cost of living, there are many reasons to be optimistic about our future. Budget 2023 is focused on securing Alberta’s future by strengthening health care, addressing affordability and delivering efficient government programs and services, growing the economy and supporting job creation, and keeping Albertans and communities safe.

Budget 2023 is built upon principles of fiscal responsibility and managing within our means. A new fiscal framework, including balanced budget legislation, will help government make spending decisions that support long-term sustainability of government programs and services that are important to Albertans.	A new fiscal framework will support the long-term sustainability of government programs and services.

Budget 2023 is investing in our health care system by increasing operating expense by $965 million from the 2022-23 forecast and putting forward a Healthcare Action Plan for the future of health care in Alberta. Affordability for Albertans is front and centre with $2.3 billion in measures included in 2023-24 to help offset rising prices. Since Alberta businesses are hiring, we must focus on training an effective workforce, including expanding access to training opportunities for rural Albertans. Budget 2023 also focuses on our justice system and public safety with additional investments to deliver a fair and accessible justice system for Albertans, and provide more funding for correctional services, sheriffs, and policing.	Affordability for Albertans is front and centre with $2.3 billion in measures in 2023-24.

Expense Highlights

In 2023-24, operating expense will be 3 per cent, or $1.7 billion higher than the 2022-23 forecast and will grow by approximately 2 per cent over the following two years. These targeted increases fund important investments to ensure that Alberta continues to be the best place to live, work and raise a family.

The 2022-23 total expense forecast increased by $3.5 billion from Budget 2022 mainly due to measures announced in the Affordability Action Plan to help Albertans deal with the rising cost of living. Additional funding was also provided for the Alberta Medical Association (AMA) agreement and collective bargaining agreements with teachers and other public sector unions, justice system and public safety enhancements, disaster expense related to wildfire fighting and agriculture indemnities and income support, and health care costs related to COVID-19 and other communicable diseases such as respiratory syncytial virus (RSV).

Expense | Fiscal Plan 2023 – 26	77

Budget 2023 – Expense Summary

(millions of dollars)
	2022-23		2023-24	2024-25	2025-26

	Budget	Forecast	Estimate	Target	Target

Operating Expense:

Health	21,927	23,568	24,533	25,443	26,041

Education

Kindergarten to Grade 12	8,403	8,477	8,836	9,036	9,162

Post-Secondary	5,346	5,422	5,604	5,730	5,862

Social Service Ministries	8,561	9,263	10,081	9,908	10,282

Other Ministries / Legislative Assembly	7,250	8,654	7,984	7,932	7,853

Operating Expense	51,487	55,384	57,038	58,049	59,200

Capital Grants	2,429	1,845	2,821	3,209	3,274

Amortization / Inventory Consumption / Loss on Disposals	4,057	4,480	4,397	4,460	4,509

Debt Servicing	2,662	2,715	2,848	2,805	3,103

Pension Provisions	(289)	(111)	(322)	(336)	(347)

Contingency / disaster and emergency assistance / COVID -19	1,750	1,322	1,500	1,500	1,500

Total Expense	62,096	65,635	68,282	69,687	71,239

A Health Care System that Works For Albertans

Health

_____ Budget 2023 includes another record-high health care investment.

Budget 2023 secures Alberta’s future by building a better health care system that works for all Albertans, with urgent reforms underway supporting patients to access world-class care when and where they need it. Budget 2023 includes another record-high health care investment to provide for increasing health care costs from an aging and growing population, inflation, and other system pressures. Initiatives under the new Health Workforce Strategy will help ensure Alberta has the health care professionals needed both now and for the future. Budget 2023 provides $24.5 billion for Health operating expense in 2023-24, an increase of 4.1 per cent or $965 million from the 2022-23 forecast. Operating expense will further increase by 3.7 per cent in 2024-25 and 2.4 per cent in 2025-26.

Increased operating expense is partly offset by an increase in the Canada Health Transfer (CHT), which is allocated by the federal government on a per capita basis with no strings attached. Alberta’s government is working to address immediate challenges facing our health care system and to achieve longer-term improvements, and will continue to work with the federal government to develop targeted bilateral agreements that are in the best interests of Albertans.

78	Expense | Fiscal Plan 2023 – 26

Healthcare Action Plan

Budget 2023 supports the Healthcare Action Plan with investments to strengthen the Emergency Medical Services (EMS) system, and reduce surgical and emergency department wait times. At the same time, government is empowering frontline workers to provide improved services to Albertans. A targeted, measured approach will be followed to evaluate the outcomes of the Healthcare Action Plan. EMS response times will be improved by fast tracking ambulance transfers to hospitals and alternative levels of care, using other modes of transportation for non-emergency inter-facility transfers, empowering EMS to transfer / step down calls from 911 to Health Link and empower paramedics to triage and determine when a patient needs to be transferred to an Emergency Room (ER) by ambulance. ER wait times are being addressed by bringing in additional health professionals to deliver better on-site patient care, improve patient flow and shorten transfer times. Surgical wait times will be reduced by significantly increasing surgeries at underutilized facilities in rural communities and performing more publicly funded surgeries at chartered surgical facilities. All of this will be sustained by long-term reforms including restoring decision-making to local health care professionals to help incentivize regional innovation.

Alberta Health Services

Alberta Health Services’ (AHS) operating budget will increase to over $16.7 billion in 2023-24, a 3.8 per cent or $608 million increase from the 2022-23 forecast. Budget 2023 will help build health care system capacity as AHS is expected to add nearly 3,600 net new full-time equivalent positions in 2023-24. These staffing resources will strengthen the EMS system, support key priorities such as the Alberta Surgical Initiative, the Continuing Care Capacity Plan and the CT and MRI Action Plan, as well as helping address the health care deficit as health system activity returns to pre-pandemic levels.

AHS is currently preparing the Calgary Cancer Centre to open in 2024. This $1.4 billion centre will have 160 inpatient beds and will provide a wide range of services for cancer patients, as well as serving as a hub for medical education and research activities.

Physician Compensation and Development

Budget 2023 fully funds the new agreement with the Alberta Medical Association (AMA). There is $6.2 billion budgeted in 2023-24, increasing to over $6.4 billion by 2025-26 for physician compensation and development programs (including grants to post-secondary institutions for academic medicine which are reported in Advanced Education).

Under the AMA agreement, more than $250 million over four years (beginning in 2022-23) is targeted to recruitment and retention programs so more Albertans can access family doctors, and to provide more support for physician practice viability. Among other initiatives, this includes $15 million annually for recruitment and retention of physicians who practice full-time in underserved areas, a $12 million increase for the existing Rural Remote Northern Program, and $12 million annually to enhance physician support

Healthcare Action Plan investments

will strengthen the EMS system,

and reduce surgical and emergency

department wait times.

Calgary Cancer Centre delivers an

additional 160 inpatient beds and

provides a wide range of services

for cancer patients, while serving

as a research and education hub.

Expense | Fiscal Plan 2023 – 26	79

Budget 2023 invests $1 billion over

three years for continuing care

system transformation.

programs. Physician practice viability is enhanced through the Business Costs Program, with support for these costs increasing to $20 million per year, with the greatest impact for office-based practices.

Primary Health Care

Budget 2023 will strengthen the primary care system in Alberta. As part of Modernizing Alberta’s Primary Health Care System (MAPS), three advisory panels were established in fall 2022 to identify improvements in the short-term and over the next 5 to 10 years. These panels will provide recommendations to the Minister of Health in spring 2023. Budget 2023 allocates $125 million over three years as an initial investment, providing funding for early opportunities to improve primary care. As part of the AMA agreement, Budget 2023 includes $40 million over two years in lump sum payments to Primary Care Networks to provide additional support while the MAPS work takes place.

Care in the Community

Budget 2023 includes nearly $4.3 billion in combined operating support for Community Care, Continuing Care and Home Care programs, an increase of 15.3 per cent or $570 million from the 2022-23 forecast. The government is investing a total of $1 billion over three years to begin transformation of the continuing care system in response to the Facility-Based Continuing Care Review. These strategic investments will support initiatives that will shift care to the community, enhance workforce capacity, increase choice and innovation, and improve the quality of care within the continuing care sector.

Additional funding for Home Care will increase the number of home care hours provided and the number of unique / individual clients served, supporting more seniors to stay in their homes for as long as possible.

Budget 2023 will continue to support programs to improve access to palliative care and caregiver support for Albertans and their families. This includes addressing the four priority recommendations in the Advancing Palliative and End-of-Life Care in Alberta report, providing earlier access to care upon diagnosis, as well as additional education and training, community services and supports, and research and innovation.

Drugs and Supplemental Health Benefits

Budget 2023 includes over $2 billion per year for Drugs and Supplemental Health benefit programs. The Seniors Drug program budget is the largest component of this suite of programs, with $693 million budgeted in 2023-24, supporting over 700,000 seniors.

80	Expense | Fiscal Plan 2023 – 26

Ministry of Health – Operating Expense

(millions of dollars)

	2022-23		2023-24	2024-25	2025-26
	Budget	Forecast	Estimate	Target	Target

Ministry Support Services	65	65	67	67	67

Physician Compensation and Development	5,351	5,857	6,052	6,283	6,273

Acute Care	3,881	3,984	4,318	4,497	4,614

Diagnostic, Therapeutic and Other Patient Services	2,457	2,474	2,717	2,793	2,892

Drugs and Supplemental Health Benefits	2,033	1,923	2,027	2,116	2,222

Community Care	1,719	1,701	2,002	2,119	2,180

Continuing Care	1,238	1,273	1,393	1,425	1,476

Home Care	750	744	893	974	1,061

Population and Public Health	567	589	733	756	784

Emergency Medical Services	588	585	723	770	781

Support Services	1,992	2,116	2,228	2,252	2,305

Information Technology	672	690	733	724	707

Administration	486	463	530	549	561

Research and Education	106	107	108	109	108

Cancer Research and Prevention Investment	11	11	10	10	10

COVID-19 / Recovery Plan	10	983	-	-	-

Total Operating Expense	21,927	23,568	24,533	25,443	26,041

Mental Health and Addiction

The Ministry of Mental Health and Addiction is focused on supporting Albertans’ overall wellness and establishing and enhancing recovery-oriented services across the continuum of care for those at risk of, or experiencing mental health and addiction challenges. The ministry is responsible for establishing recovery as the primary policy of government, as well as increasing access to evidence-based recovery-oriented services and supports based on need, funding community-based programs and services, developing legislation and policy to ensure safe and quality care, and licensing mental health and addiction service providers.

Budget 2023 includes operating expense of $148 million in 2023-24, $157 million in 2024-25 and $191 million in 2025-26, with additional funding for Alberta Health Services to address system gaps and reduce wait times for mental health and addiction services. Alberta spends over $1 billion per year on mental health and addiction programs and services, excluding physician billings.

Affordability for Albertans

Affordability is a considerable concern for Alberta as inflation is easing but remains elevated here in Canada and across the world. The Affordability Action Plan includes measures supporting Albertans including indexation of the personal income tax system, pausing private passenger vehicle insurance rate increases, providing energy price relief through the fuel tax relief and electricity rebate programs, direct payments for children, seniors and social services recipients, reducing the costs associated with K-12 and post-secondary

Expense | Fiscal Plan 2023 – 26	81

Albertans will receive larger refunds

or owe less tax when they file their

2022 tax returns.

Budget 2023 provides fuel tax

relief to Albertans when oil prices

are high.

education, and increasing wages for social services workers along with various other measures.

Indexation of the Personal Income Tax system

In Budget 2019, our government made a commitment to resume indexation once the economic and fiscal situation could support it. As our spending on a per capita basis is now in line with that of comparator provinces and we will have a new fiscal framework in place to guide future spending decisions, it is appropriate to resume full indexation of personal income taxes to inflation. Indexation will be effective for the 2022 tax year with tax bracket thresholds and credit amounts increasing by 2.3 per cent for 2022 and by an additional 6 per cent for 2023, over their 2021 value. Many Albertans saw the benefit of indexation through lower tax withholdings on their first paycheques of 2023. In addition, since indexation will be effective for the 2022 tax year, Albertans will receive larger refunds or owe less tax when they file their 2022 tax returns in spring 2023. Budget 2023 includes a revenue reduction of $3.2 billion over four years as a result of this change.

Taking action on insurance

Alberta’s government is pausing private passenger vehicle insurance rate increases until the end of 2023 and is requiring insurance companies provide most Albertans with an option to pay premiums through payment plans rather than annually. Alberta’s insurance market is being closely monitored and the government will continue developing short and long-term solutions to stabilize and lower auto insurance rates.

Energy affordability programs

Alberta’s government has announced $2.7 billion in energy affordability initiatives that will cut costs for Albertans and businesses.

Fuel tax relief

The fuel tax relief program will result in $1.7 billion in forgone revenue over 2022-23 and 2023-24 due to pausing the provincial fuel tax for Alberta drivers. Budget 2023 includes the continuation of fuel tax relief from January 1 to June 30, 2023, suspending the entire fuel tax of 13 cents per litre on gasoline and 4 cents per litre on marked gasoline. After June 30, 2023, fuel tax rates will be determined quarterly based on average WTI prices, providing fuel tax relief to Albertans when oil prices are high.

Electricity and natural gas rebates

The electricity rebate program provides electricity customers currently connected to the system who consumed less than 250 megawatt hours within the past year. Monthly rebates are being applied directly to eligible electricity bills from July 2022 to April 2023, comprising rebates of $50/month from July to December 2022, $75/month in January and February 2023 and $25/month in March and April 2023. Almost $1 billion in operating expense over 2021-22 to 2023-24 will be provided for electricity rebates. Electricity

82	Expense | Fiscal Plan 2023 – 26

consumers on the regulated rate option will not be charged more than 13.5 cents per kilowatt hour in January, February, and March 2023. Any costs above the 13.5 cent price ceiling will be deferred until rates drop and will be repaid over 21 months (April 2023 to December 2024). This is a temporary measure while government explores longer-term solutions to help keep energy affordable for Alberta families. Alberta’s Natural Gas Rebate program will also be made permanent with rebates provided when natural gas prices exceed $6.50 per gigajoule. Based on current forecasts of natural gas prices and utility rates, the trigger price is not expected to be reached over the next three years.

Affordability payments and other social supports

The government is providing more assistance to seniors, low income and disabled Albertans. Budget 2023 includes $904 million in operating expense over four years to index the Alberta Child and Family Benefit, Income Support, Assured Income for the Severely Handicapped (AISH), and Alberta Seniors Benefit to inflation on an ongoing basis. Seniors with an adjusted household income below $180,000 are eligible for six monthly payments of $100. Similarly, parents or guardians are also eligible for monthly payments of $100 for six months for each child under 18 if their adjusted household income is below $180,000. Albertans on these core programs were automatically enrolled to receive affordability payments.

Alberta’s government is committed to keeping continuing care accommodation rates affordable with an investment of $25 million between 2022-23 and 2023-24. A 5.5 per cent increase in the continuing care accommodation rates was deferred from July 1, 2022 to October 31, 2022, and a 2.3 per cent increase in the continuing care accommodation rates is being deferred from November 1, 2022 until June 30, 2023.

Budget 2023 includes additional funding to compensate those who care for our most vulnerable with $356 million in operating expense over four years. This includes increased wages for social services sector workers and addresses administration costs for Persons with Developmental Disabilities (PDD) and Family Support for Children with Disabilities (FSCD). Front-line workers in disability services, homeless shelters and family violence prevention programs support thousands of Albertans every day and the government is helping the social services sector in retaining and attracting critical frontline staff.

To further address the inflationary challenges, Alberta’s government allocated $42 million over two years from 2022-24 to support food banks and extended the low-income transit pass pilot program in Edmonton and Calgary to include other municipalities. This will help to offset some costs and reduce mobility barriers for Albertans.

Affordable K-12 and post-secondary education

Budget 2023 includes operating expense increases of $84 million in Education for the Student Transportation Fuel Price Contingency Program announced in 2022-23. This initiative will help offset the impact of fuel price increases for

Budget 2023 includes additional

funding for those who care for our

most vulnerable.

Expense | Fiscal Plan 2023 – 26	83

school authorities from April 1, 2022 to March 31, 2026 by keeping fuel prices at a base rate of $1.25 per litre.

Budget 2023 includes revenue reductions of $178 million over three years to make post-secondary more affordable for Albertans by reducing interest rates on student loans from prime plus 1 per cent to prime, extending the loan grace period from six months to one year following graduation, increasing the threshold for repayment assistance plans for student loan borrowers from $25,000 to $40,000, and capping tuition increases at 2 per cent annually effective 2024-25.

Affordability / Inflation Relief - Fiscal Impact

(millions of dollars)

	2021-22	2022-23	2022-23	2023-24	2024-25	2025-26

	Actual	Budget	Forecast	Estimate	Target	Target	Total

Revenue

Indexation of Personal Income Tax system	-	-	304	676	980	1,224	3,184

Fuel Tax Relief program	-	-	1,170	570	-	-	1,740

Supports for post-secondary students	-	-	-	38	70	70	178

Other	-	-	-	7	5	-	12

Total Revenue	-	-	1,474	1,291	1,055	1,294	5,114

Operating Expense

Electricity and natural gas rebates	296	-	648	48	-	-	991

Indexation of social programs	-	-	45	193	293	373	904

Affordability payments	-	-	546	547	-	-	1,093

Continuing care accommodation rates	-	-	21	4	-	-	25

Social sector worker wage increase and administrative support	-	-	26	110	110	110	356

Student transportation fuel price contingency program	-	-	19	18	24	24	84

Supports for post-secondary students	-	-	9	18	15	18	60

Other	-	-	16	26	-	-	42

Total Operating Expense	296	-	1,329	964	442	525	3,554

Capital Investment

Development and system costs for affordability payments	-	-	3	-	-	-	3

Total Affordability Measures	296	-	2,806	2,255	1,497	1,818	8,672

Support for Vulnerable Albertans

Children’s Services

The Ministry of Children’s Services is committed to the safety, well-being and development of children and youth. Through child care, child intervention services and early learning programming, the ministry works to provide children, youth and families the support they need to thrive and help create vibrant, growing communities.
_____ Alberta Child and Family Benefit payments increased 6 per cent in 2023 and future years will be indexed to inflation.

Operating expense for Children’s Services will be $2.9 billion in 2023-24, increasing by about 1.5 per cent per year to $3 billion by 2025-26. The 2022-23 forecast is $2.7 billion, $261 million more than Budget 2022, mainly for affordability initiatives. Budget 2023 includes $361 million in additional operating expense over three years in support of the Affordability Action Plan. The Plan includes indexing the Alberta Child and Family Benefit by 6 per cent

84	Expense | Fiscal Plan 2023 – 26

and providing a total of $600 in affordability payments for eligible children under 18. In addition, operating expense of $143 million over three years will address the increasing complexity of children receiving child intervention services. Budget 2023 includes additional funding of $26 million over three years to support youth and young adults in care transitioning to adulthood.

Budget 2023 continues with the important work of creating access to high-quality, affordable child care so parents can participate in training, education or the workforce. There is $1.3 billion budgeted in 2023-24 increasing to $1.6 billion in 2025-26 for child care from provincial funding and Alberta federal-provincial child care agreements. The roll out of the new child care program has been successful and childcare fees for children up to kindergarten age have been reduced by an average of 50 per cent. Demand for licensed child care spaces is the highest the province has ever seen, with enrolment exceeding 90 per cent. Enrolment is anticipated to continue to increase as spaces are created and lower child care fees encourage more parents to enter the workforce. Alberta’s government is committed to further reducing fees to an average of $15 per day in 2023-24 and $10 per day by 2026.

The government is investing an additional $12 million over three years to increase the number of adoptions of children in government care into family homes. This includes extending supplementary health benefits to children adopted domestically from government care or through a licensed adoption agency and providing $6,000 in grant funding to prospective adoptive parents making less than $180,000 a year. In 2023, the provincial adoption expense tax credit will also increase from $14,365 to $18,210 to match the federal threshold.

Child care fees reducing to an average of $15 per day in 2023-2024.

Ministry of Children’s Services – Operating Expense

(millions of dollars)

	2022-23		2023-24	2024-25	2025-26
	Budget	Forecast	Estimate	Target	Target

Ministry Support Services	6	6	6	6	6

Child Intervention	829	825	868	888	905

Child Care	1,069	1,064	1,262	1,387	1,557

Early Intervention Services for Children and Youth	139	139	144	148	151

Indigenous Partnerships and Strategic Services	10	10	10	10	10

Alberta Child and Family Benefit	335	335	345	355	365

Affordability Support and Inflation Relief - Families with Children	-	271	271	-	-

Total Operating Expense	2,389	2,650	2,907	2,794	2,994

Seniors, Community and Social Services

The Ministry of Seniors, Community and Social Services provides social service programs to assist seniors and promote their safety and well-being, provide services to Albertans with disabilities, those who are facing homelessness, or require access to women’s shelters, and support for developing affordable housing so Albertans in need have access to housing options. The ministry also provides employment services and financial supports to help Albertans find jobs and live independently.

Expense | Fiscal Plan 2023 – 26	85

_____ AISH, Income Support and Seniors benefits increased 6 per cent in 2023 and future years will be indexed to inflation.

Budget 2023 includes $5.3 billion in operating expense in 2023-24, increasing by about 1 per cent per year to $5.4 billion by 2025-26. The 2022-23 forecast is $5 billion, $322 million more than Budget 2022 mainly for initiatives under the Affordability Action Plan. Under the plan, Budget 2023 includes $1.1 billion in operating expense over three years in support for indexing seniors, Assured Income for Severely Handicapped (AISH), and Income Support benefits to inflation, providing $100 direct payments to seniors, AISH, PDD, and Income Support clients, increasing wages for social services sector and disability administration costs, food banks, and low-income transit passes. The ministry is continuing to support the Alberta at Work initiative through career and employment services.

_____ Budget 2023 includes an additional $105 million over three years to address homelessness.

Budget 2023 includes additional operating expense of $105 million over three years to address homelessness. Implementation of the Stronger Foundations: Alberta’s 10-year strategy to improve and expand affordable housing continues in Budget 2023, with increased funding of $23 million over three years. This includes expanding and enhancing the functionality of the digital portal services for housing operators to streamline the process, collect timely and accurate data, reduce red tape, and to support small communities with developing housing needs assessments.

Ministry of Seniors, Community and Social Services - Operating Expense

(millions of dollars)

	2022-23		2023-24	2024-25	2025-26
	Budget	Forecast	Estimate	Target	Target

Ministry Support Services	18	18	21	21	21

Employment and Income Support	813	811	801	801	802

Assured Income for the Severely Handicapped	1,371	1,408	1,538	1,650	1,751

Disability Services	1,392	1,374	1,531	1,591	1,655

Homeless and Outreach Support Services	193	224	244	244	244

Community Supports and Family Safety	138	154	162	136	136

Seniors Services	27	22	28	28	28

Alberta Seniors Benefit	476	430	494	521	546

Housing	10	10	11	11	11

Public Guardian and Trustee Services	23	25	27	27	27

Affordability Support and Inflation Relief	-	275	276	-	-

Alberta Social Housing Corporation	184	191	200	209	194

COVID-19 / Recovery Plan	-	25	-	-	-

Total Operating Expense	4,646	4,968	5,332	5,239	5,415

Kindergarten to Post-Secondary Education

K–12 Education

Alberta’s government is increasing its investment in the K-12 education system in Budget 2023 by providing $8.8 billion in operating expense in 2023-24 growing to $9.2 billion by 2025-26, an increase of more than $1.8 billion over the next three years. The increase of 5.2 per cent in operating expense in 2023-24 will support Alberta students, teachers, education administrators, parents,

86	Expense | Fiscal Plan 2023 – 26

and families and help address the emerging needs of the system and build a pathway to maintain long-term high-quality education services. In 2022-23, operating expense increased by $74 million from Budget 2022 primarily reflecting additional funding provided for the teachers’ collective agreement, to address affordability under the Student Transportation Fuel Price Contingency Program and to provide educational support for Ukrainian evacuee students.

In Budget 2023, funding will be provided to address enrolment growth and strengthen choice in education so parents are able to select the path they feel will best help their children reach their full potential. This will support hiring up to 3,000 education staff including teachers, educational assistants, bus drivers and school support staff over the next three years. The operating expense increase will also address growing complexity in classrooms to meet students’ unique needs and combat the affordability crisis facing Alberta parents and school authorities.

Support to the Education System

(millions of dollars)

	2022-23		2023-24	2024-25	2025-26

	Budget	Forecast	Estimate	Target	Target

Department of Education Funding to School Jurisdictions A	7,670	7,744	8,126	8,334	8,461

Department of Education Operations	93	93	94	95	95

Department of Education Funding and Operations	7,763	7,837	8,220	8,429	8,555

School Jurisdictions funded from Own-Source / Reserves	627	619	615	607	607

One-time Federal Government funding for COVID-19	13	21	-	-	-

Total Support to the Education System	8,403	8,477	8,836	9,036	9,162

A	Includes Education Property Tax revenue received directly by opted-out School Authorities and Curriculum Implementation funding

Strong population growth in Alberta has resulted in record enrolment in the Education system. Budget 2023 will provide more than $820 million over the next three years to ensure school authorities are well prepared to welcome new students.

In Budget 2023, the government will increase funding for school bus transportation by $414 million over the next three years to make systemic improvements and offset rising costs while supporting parental choice. The changes in funding will mean about 80,000 additional students will be eligible for provincial funding support, and the parents of 47,000 students who are currently paying a fee to use bus services will save more than $20 million in transportation costs. The increase in student transportation funding will help reduce rural ride times and address inflationary pressures including rising costs for driver training.

Budget 2023 provides $1.5 billion in learning support in 2023-24 to support our most vulnerable students and children with specialized learning needs and groups of students who may require additional assistance. This includes Specialized Learning Supports, Program Unit Funding, English as an Additional Language, Refugee Students, First Nations, Métis and Inuit. Funding is also provided for the School Nutrition Grant, which will increase by	School Nutrition Grant increases 20 per cent in 2023-24 to recognize the significant inflationary cost pressures on food.

Expense | Fiscal Plan 2023 – 26	87

20 per cent in 2023-24 to recognize the significant inflationary cost pressures on food.

Government is committed to ensuring that all students and children with specialized learning needs receive the support necessary to build a solid foundation for future learning and success. Additional targeted funding of $126 million over the next three years will address classroom complexity by providing support for increased staffing, such as more educational assistants in classrooms, increasing educational assistants’ hours, providing more training opportunities for staff and hiring specialists such as counsellors, psychologists, interpreters, and more teachers. This will enhance the quality of student’s learning experiences and have positive effects on their personal and social development.

Budget 2023 provides $110 million over three years targeted to support academic success, well-being and mental health of students.

Government is committing $110 million over the next three years to support students experiencing academic challenges and create school environments supporting student well-being and mental health. As part of this commitment, targeted funding of $40 million in 2023-24 will provide additional learning loss support, fund mental health projects in schools and ensure children and students can access specialized assessments by qualified professionals.

School authorities will receive $18 million in 2023-24 and $31 million in each of the following two years, which is an increase of 5 per cent in the operations and maintenance grant to ensure safe and well-maintained schools for students. This funding will address the significant inflationary pressures impacting school operations, such as increases in utilities, insurance and supplies.

Ministry of Education – Operating Expense

(millions of dollars)

	2022-23		2023-24	2024-25	2025-26

	Budget	Forecast	Estimate	Target	Target

Ministry Support Services	6	6	6	6	6

Instruction - Early Childhood Service to Grade 12	6,553	6,601	6,857	6,970	7,081

Operations and Maintenance	737	737	760	774	776

Student Transportation	386	405	476	529	534

School Facilities	6	6	6	6	6

Governance and System Administration	276	276	276	276	276

Program Support Services	109	109	110	110	110

Accredited Private Schools and Early Childhood Service Operators	317	317	345	365	373

COVID-19 / Recovery Plan	13	21	-	-	-

Total Operating Expense	8,403	8,477	8,836	9,036	9,162

Advanced Education

An affordable, accessible, and high-quality post-secondary education system that supports the development of the future workforce and meets the needs of our evolving labour market is a driving factor in securing Alberta’s economic future. The Ministry of Advanced Education is addressing affordability for students with changes to the Student Aid program to reduce the cost of student loans and limit tuition increases to 2 per cent starting in the 2024-25 school year.

88	Expense | Fiscal Plan 2023 – 26

Budget 2023 provides $5.6 billion in operating expense in 2023-24 for Advanced Education, an increase of $182 million from the 2022-23 forecast and growing by 2 per cent per year to $5.9 billion by 2025-26. In 2022-23, $76 million was added to the forecast primarily for targeted workforce expansions including health care, and for Post-Secondary Institutions (PSI) to address inflation.

PSIs continue to deliver the core mandates of teaching and research to enhance the student experience while focusing on revenue generation. PSI own-source revenue is projected to increase from 53 per cent of operating expense in 2022-23 to 55 per cent in 2025-26.

Post-Secondary Institutions - Funding Sources

(millions of dollars)

	2022-23		2023-24	2024-25	2025-26

	Budget	Forecast	Estimate	Target	Target

Operating Expense funded by Government of Alberta	2,379	2,431	2,446	2,467	2,488

Operating Expense funded by Own-Source / Reserves	2,635	2,702	2,843	2,950	3,070

Total PSI Operating Expense	5,014	5,133	5,289	5,417	5,558

Operating Expense funded by Own-Source / Reserves	53%	53%	54%	54%	55%

The ministry is continuing work on its ten-year strategy, Alberta 2030: Building Skills for Jobs, through actions such as extending Alberta at Work initiatives to 2025-26 through targeted funding to PSIs for seats in health care, non-trade construction, energy, technology, business, and aviation.

Targeted enrolment for health care expansion continues with government’s commitment to address critical shortages for physicians and nurses and will increase the number of seats available for medical degrees at the University of Alberta and University of Calgary by 20 in 2023-24, 60 in 2024-25 and 120 in 2025-26. Targeted health care enrolment will also add 1,800 new seats for health care aids, licensed practical nurses, and registered nurses over the next three years. Budget 2023 includes $20 million over three years to address the shortage of rural physicians and $30 million over three years for targeted health care enrolment. Recruitment of internationally educated nurses is an important part of the targeted enrolment health care expansion strategy. To support this, Advanced Education has committed to adding 1,500 seats in bridging programs. Bridging programs provide opportunities to learn about nursing in Canada and acquire the nursing knowledge necessary to meet the entry practice competencies in Alberta and Canada. Return to service bursaries ranging from $8,000 to $30,000 based on program of study will be available through Student Aid Alberta to assist with achieving a nursing license. Return to service requires eligible recipients of this assistance to complete one year of nursing service in Alberta for every $6,000 in funding accessed. Budget 2023 includes $46 million over the next three years to recruit internationally educated nurses.	New seats added for targeted health care enrolment to reduce wait times and address the shortage of rural physicians.

Expense | Fiscal Plan 2023 – 26	89

Ministry of Advanced Education – Operating Expense

(millions of dollars)

	2022-23		2023-24	2024-25	2025-26

	Budget	Forecast	Estimate	Target	Target

Ministry Support Services	8	8	11	10	10

Support for Adult Learning	58	56	59	61	61

Student Aid	259	270	297	294	284

Post-Secondary Operations	4,959	5,025	5,237	5,365	5,506

COVID-19 / Recovery Plan	62	64	-	-	-

Total Operating Expense	5,346	5,422	5,604	5,730	5,862

Support for Ukrainian Evacuees

In 2021-22 and 2022-23, Alberta’s government contributed more than $23 million in support for Ukraine, including $16 million for humanitarian aid, $5 million to provide 5,000 members of the Ukrainian Territorial Defence Force with defensive equipment, and $2 million for settlement and language services for those displaced to Alberta by Russia’s invasion. As well in 2022-23, $12 million was provided to school authorities for language, social, and educational programs for newly enrolled students from Ukraine.

Premier’s Advisory Task Force on Ukraine recommendations supported with new funding of $10 million over three years.

As of February 2023, over 21,600 evacuees from Ukraine have arrived in Alberta. The Premier’s Advisory Task Force on Ukraine was created in November 2022 to identify ways to continue to support evacuees and assess potential gaps in the available programs. The members met with over 200 key organizations between November 14th and December 16th, 2022, including Ukrainian community groups, faith-based groups, and municipalities. The Task Force identified immediate and longer-term recommendations ranging from expanding English as an Additional Language services, to creating streamlined communications to assist evacuees in navigating available resources. To support the implementation of recommendations from the Task Force and help fill identified gaps in support, an increase of $10 million over the next three years is reflected in Budget 2023.

In addition, Ukrainian evacuees will continue to be able to access over $20 million annually in government services, such as health care, finding licensed child care, income support and help finding work.

Keeping Albertans Safe and Secure

Public Safety and Emergency Services

Alberta’s government is focused on making Alberta a role model for safe and secure communities across the country and North America. The Ministry of Public Safety and Emergency Services helps provide for the safety and security of all Alberta communities and assists the province to prepare for and be resilient to the impacts of disasters. The 2022-23 operating expense forecast for Public Safety and Emergency Services is $1.1 billion, an increase of

90	Expense | Fiscal Plan 2023 – 26

$27 million from Budget 2022. Increases are mainly for correctional services, Alberta Sheriffs and to fight organized and serious crime. Operating expense will increase to $1.2 billion annually in Budget 2023. Increases are mainly from increased costs for community policing, custody operations, law enforcement oversight, and Alberta Sheriffs.

Alberta’s government will collaborate with municipalities, police services and community-based organizations to make mental health and addiction recovery a central component of corrections and community policing. A total of $709 million will be provided for Public Security in 2023-24, an increase of $84 million over the 2022-23 forecast to fund contract policing and the sheriff’s branch, assist municipalities, and address organized and serious crime. Funding for correctional services, including the continuing creation and expansion of therapeutic livings spaces, will be supported by increases of $34 million in 2023-24, $37 million in 2024-25, and $40 million in 2025-26.

Through consultations with First Nations, Alberta’s government has committed to strengthen First Nations policing by addressing the unique needs of these communities. Over the next three years, $65 million will be provided for First Nations policing to improve community and officer safety and enhance service delivery for Lakeshore Regional Police Service, Blood Tribe Police Service and Tsuut’ina Nation Police Service as well as to jointly fund a new First Nation police service for Siksika Nation. Up to 35 new policing positions will be added across the province. In addition, a Memorandum of Understanding with Siksika Nation to determine a funding framework for their police service will be developed and a business case subsidy program that would assist First Nations and municipalities in exploring the possibility of setting up their own First Nation police services, regionalization or standing up a municipal police service will be available.	Up to 35 new First Nations policing positions will be added across the province.

In order to protect and assist vulnerable Albertans, $5 million in 2023-24, $7 million in 2024-25, and $8 million in 2025-26 is being provided to combat human trafficking in the province and allow survivors and victims of human trafficking to receive the specialized services they need to commence their healing journey, and reduce the risk of re-exploitation. Increased funding will enable a multidisciplinary response in Alberta on awareness, education, and training while prioritizing Indigenous-led and culturally appropriate services and supports. This includes the creation of an Alberta Office to Combat Trafficking in Persons and a Centre of Excellence for research and data collection.	An Alberta Office to Combat Trafficking in Persons will be created.

Funding for the Alberta Emergency Management Agency is being increased to $77 million in 2023-24 to improve access to critical emergency management supports. This will continue the education and building of resilient and prepared communities, and meeting the growing demand for consistent, responsive, and effective emergency management support to municipalities across Alberta.

Expense | Fiscal Plan 2023 – 26	91

Ministry of Public Safety and Emergency Services - Operating Expense

(millions of dollars)

	2022-23		2023-24	2024-25	2025-26
	Budget	Forecast	Estimate	Target	Target

Ministry Support Services	8	8	25	27	27

Public Security	595	625	709	733	725

Correctional Services	284	302	336	339	342

Alberta Emergency Management Agency	75	75	77	77	76

Victims of Crime and Public Safety Fund	63	39	39	40	40

Total Operating Expense	1,024	1,051	1,187	1,216	1,209

Justice

The Ministry of Justice is responsible for delivering a fair and innovative justice system where the rule of law is upheld, and government undertakings are administered according to law. Operating expense forecast for Justice is $594 million in 2022-23, an increase of $92 million from Budget 2022. Operating expense will increase to over $650 million annually in Budget 2023. Increases are mainly for judicial and crown prosecutor compensation.

To address the growth in the volume of incoming court cases and the increased demand for new judicial positions, as well as contend with criminal matters in a timely and appropriate manner, $259 million is included annually for court and justice services. Approximately $30 million is added to Alberta Crown Prosecution Services to maintain and attract high quality staffing. This will provide strong and modernized provincial court services to rural Albertans. To support key government initiatives, Budget 2023 includes an additional $20 million annually to expand government’s capacity to draft, review and provide advice on legislation.

Legal Aid funding is being increased to maintain high quality legal counsel and provide Albertans access to the services they need.

Legal Aid Alberta provides a range of services related to criminal (adult and youth), family, child welfare, refugee / immigration legal matters, and civil matters involving adult guardianship / trusteeship applications. Increased Legal Aid funding of $24 million in 2023-24, $31 million in 2024-25, and $35 million in 2025-26 will maintain highly quality legal counsel and provide all Albertans with access to the services they need.

To enhance public safety and preserve a firearms heritage that reflects Alberta’s values of safety, responsibility, and respect for individual rights, $15 million has been committed over the next two years to operate the newly created Chief Provincial Firearms Office. This office will ensure timely investigations of licence eligibility for Alberta firearms owners, including rigorous background checks and continuous eligibility assessments, as well as provide proactive outreach and education to communities while also focusing on special investigations and law enforcement liaison targeting firearms trafficking and 3D-printed firearms.

92	Expense | Fiscal Plan 2023 – 26

Ministry of Justice - Operating Expense

(millions of dollars)

	2022-23		2023-24	2024-25	2025-26

	Budget	Forecast	Estimate	Target	Target

Ministry Support Services	8	8	9	9	9

Court and Justice Services	215	246	258	259	259

Legal Services	46	46	66	66	66

Alberta Crown Prosecution Services	99	128	129	130	130

Strategy, Support and Integrated Initiatives	129	160	185	188	193

Alberta Human Rights	7	7	7	7	7

Total Operating Expense	502	594	655	659	664

Boosting Alberta’s Advantage – Jobs and Economy

Jobs and economic prosperity, diversification and investment attraction

Job creation and strengthening Alberta’s economy across all industries through diversification and investment attraction so every Alberta family can prosper is a top priority for Alberta’s government. Budget 2023 maintains funding under the Alberta Technology and Innovation Strategy and the Investment and Growth Fund first included in Alberta’s Recovery Plan and continued in the Alberta at Work initiative in Budget 2022.

Alberta’s Investment and Growth Plan has set the stage for an even stronger and more diverse Alberta. To support the plan and strategies, the province has implemented a number of labour market development strategies to provide the workers and skills necessary to prepare Alberta’s labour force for the future. This includes the Alberta 2030: Building Skills for Jobs initiative, which will transform the adult learning system to focus on providing high quality education, skills and training and the Alberta Advantage Immigration Strategy, which will attract and support skilled newcomers to help diversify the economy and create jobs.	Alberta’s Investment and Growth Plan has set the stage for an even stronger and more diverse Alberta.

Alberta at Work

Labour shortages in key sectors, barriers to entry for under-represented groups and long-term unemployment continue to be challenges for Alberta. Introduced in Budget 2022, the Alberta at Work initiative is designed to build and develop education and career pathways for learners, employees and employers, bridge skills gaps, reduce barriers to employment and prepare for the future labour market. Budget 2022 included more than $600 million in operating expense and capital investment over three years and Budget 2023 extends Alberta at Work with $176 million in 2025-26.

In Budget 2023, workforce planning will be expanded to areas with the most demand and critical shortages with new funding of $95 million over three years in targeted health care expansion to address health care shortages including

Expense | Fiscal Plan 2023 – 26	93

funding for additional seats for physicians and nurses, as well as bridging programs for internationally educated nurses. Other targeted workforce planning funding includes $35 million over three years for targeted enrolment expansion in non-trade construction, energy, technology, business and the aviation sector.

Targeted Workforce Planning

The Alberta 2030: Building Skills for Jobs strategy, released in April 2021, establishes a 10-year vision and strategic direction for post-secondary education. The strategy enhances the connections between post-secondary programs and the needs of employers and industry. Budget 2023 targeted workforce planning funding is driven by the goals of this strategy.

Budget 2023 adds $111 million over three years for high demand seats including non-trade construction, energy, technology, and business.	Budget 2023 adds $111 million over three years for targeted enrolment expansion adding seats in areas with the highest student demand including non-trade construction, energy, technology, and business. To help meet the labour market demand for pilots, Budget 2023 includes $11 million over three years for government’s commitment to add 40 seats to the Bachelor of Aviation program at Mount Royal University (MRU) and new bursaries of $10,000 for approximately 150 aviation students in the MRU diploma program and proposed degree program. In addition, starting in 2022-23, $15 million is provided over three years to offset training costs for aviation jobs created as a result of signing a memorandum of understanding with WestJet Airlines. This funding will support the aviation strategy to grow and diversify the aerospace and aviation and logistic sectors.

Labour Market agreements provide over $300 million annually for occupation related skills training, work and employment assistance for unemployed workers, support to employers for hiring and training and support for under-represented groups and persons with disabilities. Foundational work programs and employment services offer assistance to Albertans providing them with the basic skills required to become employed such as soft skills to build foundational competencies in English as an Additional language, literacy and numeracy. The Training for Work program provides short-term occupation related skills, work experience, placement services, employability, and essential skills training to unemployed Albertans. The program also aids bridge employment skills for immigrants. Career and Employment Information Services provides a suite of employment services including job placement employment counseling and a variety of self-serve and easily accessible employment services, supporting all Albertans including those who experience barriers to employment. The Canada-Alberta Job Grant enables employers to apply on behalf of their present or future employees for funding for eligible training costs.

94	Expense | Fiscal Plan 2023 – 26

Rural Economic Development

The Economic Development in Rural Alberta Plan, released in December 2022, demonstrates government’s commitment to drive economic growth and address challenges unique to rural and Indigenous communities. The plan complements current government initiatives such as the Alberta Broadband Strategy, expansion and modernization of irrigation infrastructure, rural investment attraction through the Investment Growth Fund, and expansion of veterinary medicine at the University of Calgary to address a critical shortage of large animal veterinarians in rural Alberta. The plan focuses on five key strategic directions: economic development enabling infrastructure; rural business supports and entrepreneurship; support for the labour force and skills development; marketing rural and promoting rural tourism; and rural economic development and capacity building.

Budget 2023 invests $10 million over three years in Agriculture and Irrigation for rural business supports and economic development capacity building initiatives, and $10 million over two years in Travel Alberta for rural tourism investment programming. The Northern and Regional Economic Development program will receive $9 million over the next three years to provide Alberta municipalities, Indigenous communities and non-profit organizations across the province with projects that promote regional economic growth and diversification. Budget 2023 also introduces a new agri-processing tax credit, to be launched in spring 2023, that will help attract large-scale investment, grow the economy and create jobs for Albertans. The Alberta Agri-Processing Investment Tax Credit will provide a 12 per cent non-refundable tax credit against eligible capital expenditures for corporations investing $10 million or more to build or expand agri-processing facilities in Alberta.	Budget 2023 invests $10 million over three years for rural business supports and economic development capacity building initiatives.

General Government / Other

Municipal Support

Alberta’s government values the mutual respect and cooperative relationship with municipalities that provide important services to Albertans. In 2022-23, the province contributed almost $2.5 billion in operating and capital funding to municipalities and community organizations to support local priorities. This support is projected to increase to $3.4 billion in 2025-26. This includes broad support through the Municipal Sustainability Initiative (MSI) / Local Government Fiscal Framework (LGFF) operating and capital grants, as well as targeted operating support for policing, libraries, Family and Community Social Support Services (FCSS) and targeted capital grants for transit, water / wastewater, and affordable housing.

Budget 2023 doubles annual operating grants under the MSI / LGFF from $30 million to $60 million. This additional funding will help to address rising costs due to inflation and other external factors as well as recent government policy decisions. MSI operating grants support the long-term sustainability of communities, and help local governments continue to provide and improve the services Albertans depend on every day. Government will continue to work	Budget 2023 doubles MSI / LGFF annual operating grants to help municipalities address rising costs and long-term sustainability of communities.

Expense | Fiscal Plan 2023 – 26	95

with municipalities to finalize the allocation formula for the new LGFF, and is committed to provide additional top up funding to ensure no municipality receives a year-over-year decrease in municipal funding under the new LGFF.

Budget 2023 also increases the program budget that provides funding to municipalities for provincial properties that are exempt from municipal taxes. The Grants in Place of Taxes program acknowledges that the province benefits from municipal services, such as roadwork, snow clearing, transit and emergency services, provided to government properties. Budget 2023 funding for this program will increase from $36 million in 2023-24 to $40 million in 2025-26, which will allow payments to municipalities to be maintained at current levels given rising property values and construction of new government infrastructure.

Tourism Spending

Budget 2023 investments in tourism related initiatives will help create jobs, diversify the economy and showcase Alberta as a world-class travel destination.	Alberta’s government continues to support a prosperous visitor economy through investments in tourism related initiatives, spending an average of over $200 million above what is collected from tourism levy revenue annually. Budget 2023 invests $10 million over two years for rural tourism investment programming, supporting new product development and marketing of experiences to grow the visitor economy in rural and Indigenous communities, and provides an increase of $15 million over three years for enhanced marketing and promotional initiatives in Travel Alberta. An additional $8 million per year is allocated to Alberta Parks to expand access and provide high quality experiences for visitors. Building on the tourism related success of HBO’s The Last of Us, Budget 2023 also provides an increase of $100 million over the next three years for the Film and Television Tax Credit, to attract more productions to the province that will create jobs, diversify the economy and showcase Alberta as a world-class travel destination.

Technology Innovation and Emissions Reduction

Alberta continues to protect the competitiveness of our major industries and reflect our role as a responsible energy supplier through the Technology Innovation and Emissions Reduction (TIER) Regulation and Alberta Methane Emission Reduction Regulation. These provincial systems achieve similar environmental outcomes as federal policies but significantly lower the cost burden.

The TIER Regulation is Alberta’s industrial carbon pricing and emissions trading system and is a centrepiece of Alberta’s effective approach to emissions management. The TIER Regulation applies to large industrial emitters and voluntarily participating facilities like small oil and gas operations. The TIER system covers about 60 per cent of Alberta’s total emissions. The system design drives industry innovation to reduce emissions and invest in clean technology to save money and stay competitive. The system incents voluntary emission reductions across a variety of sectors, including agriculture, as it also enables the use of carbon offsets.

96	Expense | Fiscal Plan 2023 – 26

The TIER regulatory system was amended, effective January 1, 2023, for the 2023 to 2030 period. Amendments include: increasing the carbon price schedule at the minimum mandated federal carbon price; tightening the emission reduction benchmarks at 2 per cent annually and also tightening the oil sands sector benchmarks at a rate of 4 per cent in 2029 and 2030; reducing the opt in threshold to enable more industry to voluntarily be regulated under TIER and thereby not be subject to the federal carbon tax; encouraging credit usage through shorter credit expiry lengths and increased credit use limits; and increasing support for carbon capture, use and storage through new credit classes that provide incentives for deployment.

The TIER Fund is a compliance option for regulated industry to pay into if they do not meet emissions targets and if they opt not to use emission reduction credits (emission performance credits or carbon offsets). The first $100 million in annual revenue – and 50 per cent of the remaining revenue paid into the fund – is available for programs supporting emission reductions and initiatives that help Alberta communities become more resilient to a changing climate. The remaining TIER funds support Alberta’s deficit and debt reduction and the Canadian Energy Centre.

Budget 2023 includes an investment of nearly $800 million over three years from the fund to support a suite of programs to reduce emissions, support technology development, and create jobs and investment opportunities across all sectors. Included in this are continued investments in programs delivered by key partners, including Emissions Reduction Alberta, Alberta Innovates and the Municipal Climate Change Action Centre. An additional $387 million over five years is being reserved in the TIER Fund for investments in future carbon capture, utilization and storage projects.	Budget 2023 includes an investment of nearly $800 million from the TIER Fund to reduce emissions, support technology development, create jobs and investment opportunities.

Technology Innovation and Emissions Reduction

(millions of dollars)

	2022-23		2023-24	2024-25	2025-26
	Budget	Forecast	Estimate	Target	Target

Revenue

TIER Fund	421	637	523	563	303

Federal Low Carbon Economy Leadership Fund and

Other Dedicated Revenue	44	51	10	-	-

Total	464	688	533	563	303

Allocations

Innovation and Technology and Carbon Capture and Storage Projects	162	189	262	273	198

Low Carbon Economy Leadership Fund Projects	44	51	10	-	-

Regulatory and Operations	11	11	11	11	11

Coal Workforce Transition	9	3	5	11	5

Climate Resilience Projects	4	4	-	-	-

Deficit and Debt Reduction / Canadian Energy Centre	159	267	210	230	101

Total Allocations	389	526	499	527	314

Amount Available for Future Carbon Capture Projects (Cumulative)	149	149	226	306	387

Expense | Fiscal Plan 2023 – 26	97

Public Sector Compensation

Alberta has made significant progress in aligning government spending with comparator provinces.	Since the release of the MacKinnon Panel Report, Alberta has made significant progress in aligning total expense, net of debt servicing costs, with the comparator provinces of Ontario, Quebec and British Columbia. The MacKinnon report found that from 2008 to 2017, the total provincial core government compensation expenses grew by 49 per cent, which was the highest across the comparator provinces. Operational efficiencies have been implemented to ensure that resources are focused on providing services in the most efficient and effective manner.

During the last year, the Alberta Government and its Public Sector Employer partners have reached settlements with several public sector unions such as the United Nurses Association (direct nursing), the Alberta Union of Provincial Employees (government workers), and the Alberta Teachers’ Association (teachers). These agreements have reasonable wage increases that are fair to both taxpayers and bargaining unit members. In September 2022, the province and the Alberta Medical Association (AMA) reached a milestone agreement that includes an average rate increase of four per cent over the four-year term which is in line with other recent public sector agreements. Actions like this have resulted in government spending moving in line with comparator provinces.

Because of Alberta’s growing economy, lower cost of living, and abundant opportunities, significant population growth has been experienced. This record growth means expanded government services such as education and health care are required. As a result, total public sector compensation is increasing over the next three years to ensure these much-needed supports are available.

Compensation for Alberta’s Public Sector

(millions of dollars)

	2018-19	2019-20	2020-21	2021-22	2022-23		2023-24	2024-25	2025-26

	Actual	Actual	Actual	Actual	Budget	Forecast	Estimate	Target	Target

Alberta Health Services	8,321	8,531	8,836	9,137	8,707	9,253	9,409	9,702	9,901

School Jurisdictions	6,262	6,228	6,105	6,212	6,421	6,472	6,715	6,832	6,999

Post-Secondary Institutions	3,505	3,532	3,374	3,390	3,499	3,537	3,704	3,784	3,910

Alberta Public Service (Departments)	2,904	2,903	2,723	2,582	2,730	2,846	3,032	3,064	3,065

Other Government Agencies	645	618	558	695	672	679	776	800	817

Sub-total	21,637	21,811	21,595	22,016	22,029	22,787	23,637	24,181	24,693

Physician Compensation and Development A	5,213	5,268	4,872	5,311	5,244	5,735	5,943	6,172	6,159

Total	26,850	27,079	26,468	27,327	27,273	28,522	29,580	30,353	30,852

A	Excludes non-compensation expense included in the Ministry of Health’s operating expense on page 81.

98	Expense | Fiscal Plan 2023 – 26

BUDGET 2023

GOVERNMENT OF ALBERTA | 2023–26

Fiscal Plan

Capital Plan

99

2023 Capital Plan	101

Securing Alberta’s Future	101

Growing the Economy	102

Protecting and Supporting Health Care	108

Keeping Albertans Safe and Secure	109

Capital Maintenance and Renewal (CMR)	110

Other Capital Plan Priorities	110

Capital Planning	111

Capital Plan Details	112

Note: Amounts presented in tables may not add to totals due to rounding.

100	Capital Plan | Fiscal Plan 2023 – 26

2023 Capital Plan

Securing Alberta’s Future

Alberta’s Budget 2023 Capital Plan plays a significant role in securing Albertans’ future by supporting jobs and the economy, investing in infrastructure projects that help strengthen our health care system, enhancing Albertans’ safety and security, and providing essential services that contributes to our high standard of living.

The Budget 2023 Capital Plan of nearly $23 billion over three years will create opportunities for private sector participation and support an average of over 20,000 direct and 12,000 indirect jobs per year through to 2025-26. Capital projects and programs provide quality jobs during the planning, design, construction, operation and maintenance phases. Capital spending also provides the infrastructure needed to support economic growth that will generate jobs over the long term.

The Capital Plan delivers on government’s existing project and program commitments and funds new priorities. The plan also enhances the maintenance and longevity of existing assets through increases to Capital Maintenance and Renewal.

The Budget 2023 Capital Plan invests more than $12 billion over three years in projects to ensure an efficient and effective road system; provide training opportunities for current and future workers; create vibrant communities that will attract and retain workers, and provide critical infrastructure for key industries and social systems.

Budget 2023 – Capital Plan

The Capital Plan is securing
Alberta’s future by investing in
imporant infrastucture across
the province.

Capital Plan | Fiscal Plan 2023 – 26	101

$12.6 billion includes

infrastructure for roads, bridges,

municipal support, sports,

recreation, education, agriculture,

natural resources, housing and

other supports.

A total of $3.1 billion over three years will help protect healthcare services across the province. The healthcare projects will increase capacity for services such as Emergency Medical Services, mental health and addiction, and surgical procedures.

A further $594 million over three years is devoted to keeping Albertans safe and secure with investments in the justice and correctional systems and measures to mitigate the effect of natural disasters.

Existing capital assets will be protected by investing over $3 billion in Capital Maintenance and Renewal (CMR) to secure the province’s key infrastructure. This funding is for assets such as roads and bridges, health facilities, information and technology infrastructure, seniors facilities and other housing.

The Budget 2023 Capital Plan also funds additional investments that streamline the delivery of government services. For example, modernizing the province’s registry systems increases efficiencies for users and developing health information technology systems support health care workers in delivering services to Albertans

The 2023-26 Capital Plan provides approximately $145 million in planning funding in areas such as roads and bridges, health facilities, schools, public transit, recreation facilities and courthouses. Using a phased approach by first providing planning funding in advance of funding design and construction helps define the scope of the projects and aids in developing reasonable cost and schedule estimates for future capital decisions, particulary in a high cost escalation environment.

Growing the Economy

Alberta’s economic growth and future prosperity is underpinned by a strong backbone of infrastructure. A well built system of roads and bridges moves goods and people efficiently and effectively; municipal funding helps develop vibrant communities that attract skilled workers; a strong education system cultivates our current and future workforce. The Budget 2023 Capital Plan provides $12.6 billion in 2023-26 to fund infrastructure that enables economic growth.

Roads and Bridges

Roads and bridges are key to enabling economic growth and contributing to Albertans’ standard of living through the provision of efficient and effective access to markets, employment and leisure destinations. They are the arteries that connect municipalities and communities throughout Alberta that support jobs and improve the safe and efficient flow of industrial, commercial and passenger traffic. Each year, hundreds of kilometres of roadways are built and maintained to allow for new and improved connections. Roads and bridges are key infrastructure assets that enable economic growth and attract investment to the province.

102	Capital Plan | Fiscal Plan 2023 – 26

The 2023 Capital Plan invests $2.3 billion over the next three years for key projects and programs that expand and enhance Alberta’s road and bridge network including:

•	$117 million over three years for the twinning of Highway 63 north of Fort McMurray. This project will improve access to oil sands resources and services on which development depends, aiding economic activity in the area.

•	$51 million over three years to replace the interchange at the Queen Elizabeth II Highway and Highway 566 at Balzac. The improvements will address capacity issues resulting from the development and expansion of the surrounding areas.

•	$75 million over three years for 23 engineering projects to address future growth. The funding provides for engineering or planning on numerous projects to progress designs and refine cost estimates. Many of the projects are located along economic corridors, such as twinning Highway 3 from the British Columbia border to Medicine Hat.

•	$60 million over three years for the Vinca Bridge Replacement. The project will establish a critical link in Alberta’s High Load Corridor, saving heavily loaded trucks more than 200 kilometres of travel and save time and money for those travelling in the area.

•	$22 million over three years to address safety concerns at the intersection of Highway 16A and Range Road 20. This project will provide both improved safety and the long term plans for this network.

Municipal Support to Create Vibrant Communities

The Budget 2023 Capital Plan provides $6.9 billion over three years, to assist municipalities in creating vibrant communities, with $6.5 billion in municipal infrastructure support and a further $352 million in sports and recreation funding. Strong municipalities with effective and efficient public transit, transportation systems, water and wastewater infrastructure and leisure facilities can help attract and retain the workers that will enable economic growth and prosperity.

Municipal Infrastructure Support

Total three year funding in the Budget 2023 Capital Plan is $6.5 billion for Municipal Infrastructure Support. Programs include grants to municipalities under the Municipal Sustainability Initiative (MSI) and its successor the Local Government Fiscal Framework (LGFF), funding for the Light Rail Transit (LRT) systems in Edmonton and Calgary and water and wastewater support.

Funding under the Municipal Sustainability Initiative (MSI) and the Local Government Fiscal Framework (LGFF) will total $2 billion over the next three years, with funding of $485 million in 2023-24 under MSI, and increasing to $722 million in 2024-25 and to $813 million in 2025-26. As part of the transition from MSI to the LGFF funding formula, the Government of Alberta is committed to providing additional top up funding to ensure that no municipality will receive a year-over-year decrease in funding in the shift to

Capital Plan | Fiscal Plan 2023 – 26	103

the LGFF. In Budget 2023 the Local Government Fiscal Framework Act will be amended to allow for a true partnership with municipalities by increasing the Revenue Index Factor from 50 to 100 per cent, so that municipalities share fully in both increases and decreases in provincial revenues.

Government will continue to work with municipalities to finalize the allocation formula for the LGFF, and consider ways to facilitate a smooth transition from MSI to the new program.

The availability of clean water and wastewater disposal is crucial for Alberta’s communities. Budget 2023 increases the funding for the Municipal Water and Wastewater Program to $211 million over the next three years. This program provides up to 75 per cent of the funding for eligible water and wastewater projects.

The Budget 2023 Capital Plan provides $5 million in new grant funding in 2023-24 to allow the City of Calgary to proceed with needed engineering work for extending the LRT Blue Line north to enable connection with the Calgary International Airport. This year’s funding will also be used to determine the optimal connections to move passengers from the airport to downtown Calgary including: a people mover, LRT, and heavy rail. Once the Blue Line study is complete, further funding to this LRT project is anticipated in partnership with the City and federal government.

The plan also provides $30 million in 2023-24 for the Red Deer Airport Expansion. The funding is for upgrades to the airport such as widening the main runway, strengthening taxi-ways and aprons and constructing a terminal. These upgrades will enable additional services to the region to provide economic benefits, job creation and potential future investments.

Sports and Recreation

Sports and Recreation infrastructure provides communities with tourism opportunities and enhanced quality of life for their residents. The Budget 2023 Capital Plan provides $352 million over three years for projects that will help attract and retain people to live and work in Alberta.

The Community Facility Enhancement Program (CFEP) provides financial assistance to acquire, build, purchase, repair, renovate, upgrade or expand sports, recreational, cultural or other related public-use community facilities. This important program responds to local facility enhancement needs and works in partnership with eligible non-profit organizations to assist communities in addressing those needs. In Budget 2023, CFEP funding is increased by over $11 million annually to $50 million per year.

Alberta’s parks and trails provide recreation and tourism opportunities that support economic growth and quality of life. They provide opportunities and jobs in hospitality and tourism while drawing visitors to all parts of the province.

The Budget 2023 Capital Plan is investing in the parks by providing funding of $12 million over three years for new campground developments. The funding is for a strategy that will expand camping capacity and ensure environmental

104	Capital Plan | Fiscal Plan 2023 – 26

sustainability in camping areas. Sites with potential for immediate expansion have been identified and include the Blue Rapids Provincial Recreation Area, Castle Provincial Park and Lesser Slave Lake Provincial Park.

An additional $14 million over three years will allow developments on Crown land trails to ensure they are safe and environmentally sustainable. The funding will develop purpose-built trails with safe parking and staging areas, wayfinding, and associated waste management. The work will be done primarily on Alberta’s Eastern Slopes. The investment will enhance the growth of Crown recreation and help attract out of province visitors.

New funding of $1 million in 2023-24 is provided for planning an artifact storage facility at the Reynolds Museum in Wetaskiwin. The project will address capacity issues in order to prevent the deterioration and devaluation of artifacts and will help the museum contribute to a diversified tourism experience.

An additional $4 million in new funding in 2023-24 is provided for repairs and upgrades to the Citadel Theatre that will help ensure it can operate safely and efficiently. The funding will also contribute to planning for future work to increase the theatre’s capacity, The theatre currently presents over 300 performances in a year and is used by numerous arts organizations, schools, corporate entities and community groups.

Education to Support our Workforce

Investing in schools and post-secondary facilities is crucial to ensuring all Alberta students have access to high quality education to develop skills and knowledge that lead to good jobs and drive economic growth. The three-year Capital Plan provides funding of $1.6 billion for school projects and an additional $180 million for post-secondary projects.

Renewing Educational Infrastructure

New funding in Budget 2023 provides for future schools’ planning and design work to facilitate school facility priorities and for new, replacement and modernized schools. These projects will address larger than anticipated enrolment growth, particularly in metro areas, preserve and modernize existing facilities and consolidate underutilized space, thereby reducing maintenance costs.

The 2023-26 Capital Plan provides new planning funds for 14 potential schools. Planning is provided for schools in areas across the province, including Stettler, Okotoks, High Prairie, Coalhurst, Edmonton and Calgary. Planning projects include potential modernizations as well as new and replacement schools.

The Budget 2023 Capital Plan provides $372 million for the design and construction of new and modernized schools. Project funding is included for the design of a new school in Glenridding Heights in Edmonton and construction of a replacement school in Valleyview. Other locations supported by this funding include Taber, Airdrie, Lethbridge, Red Earth Creek, Breton, and Calgary.

Capital Plan | Fiscal Plan 2023 – 26	105

Charter and collegiate schools are supported in this Capital Plan with new funding of $117 million over three years, bringing total 3-year funding to $137 million.

Additional charter school spaces will be created in Calgary and Edmonton that will improve capacity to reduce constraints on charter school growth. New funding of $42 million over three years will be used for an expansion to the Charter Hub. The expansion will create approximately 2,000 new student spaces that can be used by start-up or expanding charters until they can identify and establish a permanent location. An additional $32 million in new funding will allow for the acquisition and renovation of school buildings for charter schools.

A collegiate school model was introduced in May 2022 to allow student choices and to develop clear pathways to post-secondary education and careers. New funding of $43 million over three years will allow facility upgrades to facilitate collegiate school implementation in multiple locations across the province.

Skills for Jobs

The Capital Plan investment of $180 million over three years for post-secondary institution projects will provide additional capacity to assist students in meeting their career goals. An educated workforce contributes to economic prosperity by helping to ensure we have Albertans with the skills, knowledge and training to fill jobs in key sectors.

The Budget 2023 Capital Plan provides new funding of $35 million in 2024-26 for MacEwan University’s new building for the School of Business. The project provides additional capacity in programs that serve economic sectors that are in high demand in the province such as science, technology and business entrepreneurship.

New funding in Budget 2023 for the University of Calgary – Faculty of Veterinary Medicine Lab will further help Alberta’s agricultural industry by ensuring critical diagnostic capacity at a lower cost. These services will now be provided in Alberta rather than having to send samples out of the province.

Ongoing funding for the University of Calgary – Veterinary Medicine Expansion will provide additional seats for veterinary medicine students which will also help Alberta’s agricultural industry.

Agriculture and Natural Resources

Budget 2023 provides $1.1 billion over three years for agricultural production, rural communities, petrochemical development and environmental sustainability.

Budget 2023 provides rural communities with new funding for the facilities owned by agricultural societies. $8 million over three years for the Agricultural Societies Infrastructure Revitalization program will help fund major repairs, renovations and energy efficiency upgrades at facilities such as trade and exhibition centres, fairgrounds and multi/agri-plexes.

106	Capital Plan | Fiscal Plan 2023 – 26

Irrigation projects are an ongoing investment in improved water conveyance efficiency and increased water storage capacity. Capital Plan 2023-26 will provide $140 million in funding to the Agriculture Sector Strategy - Irrigation Projects program and $43 million to the Irrigation Rehabilitation program, which goes to ten Irrigation Districts. This funding will aid agricultural production and attract value-added processing by expanding Alberta’s irrigated areas.

The petrochemical resource industry is key to Alberta’s economic growth. The Alberta Petrochemical Incentive Program (APIP) and Hydrogen Centre of Excellence are programs that encourage economic diversification by supporting petrochemical producers and hydrogen innovation and technology.

APIP provides grants to attract investment in petrochemical facilities. This program is supporting projects such as the Inter Pipelines propane-to-polypropylene plastic facility, Dow’s Fort Saskatchewan furnace expansion at its ethylene production facility and Air Products’ new natural gas to hydrogen production facility. These three projects have encouraged business investment of more than $5 billion and are expected to create more than 20,000 construction jobs over the projects’ construction periods. The Budget 2023 Capital Plan provides the APIP program with $484 million over three years.

Grants to the Hydrogen Centre of Excellence of $5 million in 2023-24 will encourage hydrogen innovation and technology in Alberta, which can expand opportunities for hydrogen production, use and export.

Funding of $246 million over three years for the Carbon Capture and Storage Initiative is supporting the construction and operation of projects that will capture, compress and store carbon which contributes to our economy by increasing environmental sustainability. Additional Technology Innovation and Emissions Reduction (TIER) funding is reserved for future carbon capture and storage projects, which may be included in an expansion of APIP.

Family, Social Supports and Housing

The Budget 2023 Capital Plan provides $497 million over three years to provide housing and other social supports in communities across the province. This funding assists Alberta children and families that need housing.

The Capital Plan provides $316 million over three years for ongoing funding for affordable housing, including $202 for the Affordable Housing Partnership Program, $68 million for the Affordable Housing Strategy and $46 million for Affordable and Specialized Housing. An additional $54 million is included for the Indigenous Housing Capital Program. This funding will address demand, increase long-term financial sustainability and improve access for Albertans in housing need. These programs contribute to the growth of affordable housing supply and housing supports. Projects are ongoing in locations such as Edmonton, Calgary, Lethbridge, High Level, Manning, Debolt and Fort Chipewayan with additional projects planned in locations that include Conklin, Edmonton, Calgary and Janvier.

Capital Plan | Fiscal Plan 2023 – 26	107

Protecting and Supporting Health Care

The government is continuing to invest in health infrastructure to protect quality health care and expand health system capacity. Alberta’s Government is investing $3.1 billion over three years in health capital projects and programs. The Budget 2023 Capital Plan includes new or increased investments to strengthen the Emergency Medical Services (EMS) system, decrease emergency department wait times and help reduce surgical wait times, in support of the Healthcare Action Plan.

Acute Care

Some of the key investments in acute care in Budget 2023 include:

•	$237 million over three years for the Alberta Surgical Initiative Capital Program, including $120 million in new funding that will allow for additional projects in Brooks, Calgary, Camrose, Crowsnest Pass, Edmonton, Fort Saskatchewan, Grande Prairie, Innisfail, Olds, Pincher Creek, Ponoka, Red Deer, St. Albert, Stettler and Taber that will increase surgical capacity and help reduce surgical wait times.

•	$105 million over three years for Medical Device Reprocessing (MDR) upgrades, including $96 million in new funding which will provide needed MDR upgrades in Calgary, Edmonton, Ft. McMurray, St. Albert and Westlock. MDR areas are an essential clinical support service for surgery.

•	$105 million over three years for the Rural Health Facilities Revitalization Program. This includes $75 million in additional funding for new capital projects in rural Alberta. To date, about $65 million has been committed to 22 projects across the province, including Emergency Department renovations, upgrades to EMS stations, improvements to MDR areas and new dialysis spaces.

•	$54 million over three years for a new program to renovate and upgrade 33 pharmacies in 20 AHS facilities to meet new standards for sterile compounding adopted by the Alberta College of Pharmacists.

•	$18 million over three years is for further planning for proposed health capital projects across the province, including the stand-alone Stollery Children’s Hospital in Edmonton, a North Calgary/Airdrie Regional Health Centre, expansion of the Strathcona Community Hospital, and new or upgraded facilities in Bassano, Cardston, and Whitecourt.

•	$155 million over three years for Recovery Communities that offer long-term residential addiction treatment. The Red Deer Recovery Community will open in March 2023 and the Lethbridge Recovery Community is expected to be completed in spring 2023. Additional facilities are planned in Gunn, on the Blood Tribe First Nation, in Edmonton and Calgary. Three additional recovery communities are also planned; one will be located in Grande Prairie, one in Northern Alberta, and one in Central Alberta.

108	Capital Plan | Fiscal Plan 2023 – 26

•	$15 million over three years is for a new program to purchase new EMS vehicles and upgrade related equipment to help strengthen the EMS system throughout the province.

•	$11 million over three years to expand the renal dialysis program at the Chinook Regional Hospital in Lethbridge. This project will relocate the dialysis unit to provide additional treatment spaces and address patient and staff safety concerns with the current site.

•	$1 million in 2023-24 for the Beaverlodge Municipal Hospital. The facility, built in 1956, is the oldest Alberta Health Services (AHS) operated site and the second oldest hospital facility in the province. AHS is proceeding with a partnership arrangement to provide a community health facility to replace the aging health centre.

Continuing Care

Key investments in continuing care in Budget 2023 include:

•	$310 million over three years for the Continuing Care Capital Program which supports the four program streams that will: modernize continuing care facilities; develop innovative small homes; provide culturally appropriate care for Indigenous residents located both on and off reserves and Metis settlements, and add new spaces in priority communities having the greatest need.

•	$120 million in 2024-25 for two significant continuing care modernization projects in Calgary (Bethany Care) and Edmonton (Good Samaritan Society). Combined, these two projects will modernize 700 spaces upon completion.

Keeping Albertans Safe and Secure

Albertans need to feel safe and secure in their communities, which means they need to be protected against disasters and know that there is a strong justice and correctional system to support law and order in the province. Through the Capital Plan in Budget 2023, $594 million over three years is provided to enhance safety and security. Key investments in this area include:

•	$282 million over three years for the Springbank – Off-Stream Reservoir (SR1) which will provide flood protection along the Elbow River in Calgary and downstream communities.

•	$83 million over two years for continued investment in the Red Deer Justice Centre, which will provide a new courthouse in the city.

•	$27 million in 2023-24 for flood mitigation for the town of Drumheller to protect vulnerable communities from flood events.

•	$22 million for the Office of the Chief Medical Examiner in Calgary for a new facility to address population growth.

Capital Plan | Fiscal Plan 2023 – 26	109

•	$4 million in additional funding for the Edmonton Law Courts (ELC) and the Sherwood Park Courthouse facilities. The additional funding will supplement planning funds previously provided by allowing functional programming to occur. The ELC funding will address capacity issues, the ability to update technology and safety and security of the judiciary, staff and Albertans. Funding for the Sherwood Park Courthouse will address issues such as demand for services exceeding capacity, layout, security, prisoner circulation and the ability to use new technology. The funding will support future capital decisions for these facility upgrades.

Capital Maintenance and Renewal (CMR)

CMR funding helps secure our future by ensuring that the capital infrastructure is available to allow the provision of the many services we require in a thriving province.

The Budget 2023 Capital Plan will invest $3.5 billion over three years for Capital Maintenance and Renewal, an increase of over $257 million from Budget 2022. The CMR funding supports thousands of projects for schools, hospitals, roads, information technology infrastructure, and other key assets. CMR funding preserves and extends the useful life of existing infrastructure, maintains their long-term value and enables proactive asset management to ensure they are well-maintained and functioning when Albertans need them.

A total of $1.7 billion over three years is provided for Roads and Bridges which will maintain the condition of the highway network and extend the life of existing roads and bridges, including for the Calgary and Edmonton ring roads. An additional $529 million is provided for Health Facilities Support.

Other Capital Plan Priorities

The Capital Plan will facilitate the efficient delivery of government services by funding initiatives such as modern information technology systems to aid in the delivery of services required by residents, businesses and investors. Over three years, the Capital Plan will provide $1.6 billion for enhancements to service delivery.

Albertans need to rely on systems, such as the Land Titles Registry System, to conduct business with confidence. The Budget 2023 Capital Plan provides $100 million over three years for the modernization of registry systems. The Land Titles registry is experiencing volume increases and a backlog of transactions. The additional funding will be used to replace paper-based manual processes with new technology to automate processes. This automation will reduce backlogs, eliminate excessive delays and reduce maintenance costs. Modernization of the motor vehicles registry is essential to ensuring drivers and vehicles can be registered so they can access employment and engage in commerce, which also supports economic activity. The existing motor vehicle registry is near the end of its life and will be replaced to ensure continued functioning of the system and to reduce wait times for registry services.

110	Capital Plan | Fiscal Plan 2023 – 26

New funding is provided in Budget 2023 for the Digital Accelerator Program. A total of $120 million over three years will be used to deliver simpler, faster and more efficient services by replacing paper-based transactions with digital transformation and automation. The program will provide Albertans with digital services that are easier and more convenient, improve government efficiency and. reduce the costs of developing and maintaining information technology systems.

The Capital Plan also continues funding the Alberta Broadband Strategy by providing $369 million in funding over three years. The funding will be used to build high-speed network access for all Albertans, which will strengthen healthcare and education delivery and support business activity in remote areas.

Capital Planning

The government is committed to transparency and rigorous decision-making based on long-term strategic capital planning. The Infrastructure Accountability Act ensures prudent decision-making on capital projects by legislating prioritization criteria to guide how projects are evaluated, a governance framework for developing the annual Capital Plan, and the development and regular update of a 20-Year Strategic Capital Plan.

Projects in the 2023 Capital Plan were evaluated based on the criteria outlined in the Infrastructure Accountability Act, and fit in to the broader strategic context of Building Forward: Alberta’s 20-Year Strategic Capital Plan.

Capital Plan | Fiscal Plan 2023 – 26	111

Capital Plan Details

(millions of dollars)

	2022-23		2023-24	2024-25	2025-26	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Municipal Infrastructure Support

Clean Water and Wastewater Fund	13	17	-	-	-	-

Canada Community – Building Fund	255	259	266	266	266	799

Edmonton and Calgary LRT (Provincial and Federal)	707	392	694	1,176	1,136	3,006

First Nations Water Tie-In Program	30	-	28	-	-	28

GreenTRIP	18	22	1	-	-	1

Investing in Canada Infrastructure Program (ICIP)	152	113	103	23	12	137

Local Government Fiscal Framework	-	-	-	722	813	1,535

Municipal Sustainability Initiative	485	486	485	-	-	485

Municipal Water and Wastewater Program	62	35	86	63	62	211

New Building Canada – Small Communities Fund	-	-	1	-	-	1

Public Transit Infrastructure Fund	8	4	-	-	-	-

Red Deer Airport Expansion	-	8	30	-	-	30

Regional Water/Wastewater Projects - Water for Life	37	22	69	50	50	169

Strategic Transportation Infrastructure Program	35	25	43	25	25	93

Sundre Wastewater Treatment Plant	8	-	8	-	-	8

YYC Rail Connection	-	-	5	-	-	5

Total Municipal Support	1,809	1,383	1,819	2,325	2,363	6,508

Capital Maintenance and Renewal

Environment, Forestry and Parks	36	44	61	77	28	167

Government-Owned Facilities	173	98	137	89	91	317

Health Facilities Support	189	149	223	169	138	529

Information and Technology	17	19	20	18	16	53

Innovation Infrastructure Maintenance	2	2	5	7	7	19

Post-Secondary Facilities	109	109	149	122	119	390

Roads and Bridges	597	631	727	549	418	1,694

School Facilities	91	91	59	110	110	279

Seniors Facilities and Housing	38	37	32	32	29	94

Total Capital Maintenance and Renewal	1,252	1,180	1,413	1,173	956	3,542

...continues next page

112	Capital Plan | Fiscal Plan 2023 – 26

Capital Plan Details, continued

(millions of dollars)

	2022-23		2023-24	2024-25	2025-26	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Protect Quality Health Care

Addressing Addiction Crisis	-	10	8	-	-	8

Alberta Surgical Initiative Capital Program	37	33	72	114	50	237

Beaverlodge Health Centre Replacement Planning	-	-	1	-	-	1

Bethany Continuing Care Centre (Calgary)	-	-	-	57	-	57

Bridgeland Riverside Continuing Care Centre (Calgary)	53	20	41	32	-	74

Calgary Cancer Centre	172	138	156	10	-	166

CASA Expansion	-	-	10	15	-	25

Chinook Regional Hospital – Renal Dialysis (Lethbridge)	-	-	-	2	9	11

Continuing Care Capital Program	51	12	89	120	100	310

Cyclotron Facility (Calgary)	2	1	4	27	25	56

Edmonton hospital	49	12	34	300	300	634

EMS Vehicles Capital Program	-	-	5	5	5	15

Foothills Medical Centre Neonatal Intensive Care Unit (Calgary)	15	1	2	29	22	52

Foothills Medical Centre Urgent Power Plant Capacity (Calgary)	22	21	11		-	11

Gene Zwozdesky Centre at Norwood (Edmonton)	124	75	44	32	15	91

Good Samaritan Society Continuing Care (Edmonton)	-	-	-	63	-	63

Pandemic Response	-	35	-	-	-	-

Health System Capacity – Intensive Care Unit Expansions	-	3	15	19	-	34

La Crete Maternity and Community Health Centre	5	1	9	21	34	64

Medical Device Reprocessing Upgrades Program – Phase 1	1	4	27	42	36	105

Medical Equipment Replacement and Upgrade Program	30	30	30	30	30	90

Misericordia Community Hospital Modernization Program (Edmonton)	24	28	8	-	-	8

National Association of Pharmacy Regulatory Authorities Capital Program	-	-	15	15	24	54

North Calgary/Airdrie Regional Health Centre Planning	-	-	1	1	1	3

Other Health Facilities Projects	13	24	5	-	-	5

Other Proposed Health Capital Initiatives Planning	3	-	3	3	3	9

Peter Lougheed Centre Emergency Department, Mental Health Intensive Care Unit and Laboratory Redevelopment (Calgary)	49	30	33	35	17	85

Provincial Pharmacy Central Drug Production and Distribution Centre	13	1	27	31	11	70

Recovery Communities	50	42	46	81	28	155

Red Deer Regional Hospital Centre Redevelopment	25	1	21	100	200	321

Rockyview General Hospital ICU/CCU/GI Redevelopment (Calgary)	22	15	51	27	-	78

Rural Health Facilities Revitalization Program	15	15	40	40	25	105

Stollery Children’s Hospital (Edmonton) Planning	-	-	1	1	1	3

Strathcona Community Hospital Expansion Planning	-	-	1	1	1	3

University of Alberta Hospital Brain Centre – Neurosciences Intensive Care Unit	8	4	13	22	28	63

Total Protect Quality Health Care	783	555	824	1,276	964	3,064

...continues next page

Capital Plan | Fiscal Plan 2023 – 26	113

Capital Plan Details, continued

(millions of dollars)

	2022-23		2023-24	2024-25	2025-26	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Roads and Bridges

City of Edmonton – 50th Street	14	6	14	8	-	22

Deerfoot Trail Upgrades (Calgary)	73	8	187	142	100	430

Edmonton / Calgary Ring Roads	266	288	127	11	-	138

Highway 11 Twinning from Red Deer west to Rocky Mountain House	-	18	28	76	4	108

Highway 16A and Range Road 20 Intersection	-	-	3	20	-	22

Highway 19 (East and West ends)	43	17	10	-	-	10

Highway 1A Upgrade (Stoney First Nation)	2	9	15	15	27	57

Highway 2 Balzac Interchange Replacement	-	-	1	10	40	51

Highway 201 Bow River Bridge on SE Stoney Trail	42	27	15	-	-	15

Highway 3 Twinning (From Taber to Burdett)	28	28	31	48	15	94

Highway 40 grade widening between Grande Cache and Hinton	1	1	34	34	9	77

Highway 40 Twinning south of Grande Prairie	5	88	74	10	-	84

Highway 60 Capital Improvements	6	5	11	21	29	61

Highway 63 Twinning North of Fort McMurray	-	-	48	48	22	117

Highway 881 safety and roadway improvements	1			28	23	51

Highway Twinning, Widening and Expansion	200	124	232	131	41	403

La Crete Bridge	50	15	43	71	48	162

Multiple Engineering Projects	-	-	25	28	23	75

QEII and 40th Avenue Interim Ramp (near Airdrie)	27	51	11	9	-	21

Ray Gibbon Drive Upgrade Project	-	14	-	-	3	3

Terwillegar Expansion	31	-	37	24	32	92

Yellowhead Trail	-	60	37	50	52	139

Vinca Bridge Replacement	1	1	4	8	48	60

Total Roads and Bridges	789	761	986	791	515	2,293

Renewing Educational Infrastructure

Collegiates and Charter School Expansion	27	103	85	52	-	137

Modular Classroom Program	48	48	43	25	25	93

Previously Announced School Projects	670	487	433	399	213	1,045

Schools Capital Projects Budget 2023 – Planning	-	-	4	-	-	4

Schools Capital Projects Budget 2023	-	-	68	126	178	372

Total Renewing Educational Infrastructure	744	637	631	603	416	1,649

...continues next page

114	Capital Plan | Fiscal Plan 2023 – 26

Capital Plan Details, continued

(millions of dollars)

	2022-23		2023-24	2024-25	2025-26	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Streamlining Service Delivery

Agrivalue Processing Business Incubator (Leduc)	11	9	2	-	-	2

Alberta Broadband Strategy	150	21	229	70	70	369

Alberta Business Portal	3	2	1	-	-	1

Digital Accelerator Program	-	-	40	40	40	120

Government Facilities and Accommodation	77	37	80	83	79	242

Government Vehicle Fleet	13	13	13	16	13	41

Health IT Systems Development	31	30	34	29	28	90

Information Technology and Other Capital	81	102	101	96	84	281

Justice Digital	11	13	11	1	-	12

Justice Transformation Initiative	2	2	1	1	1	2

Land Purchases	8	4	14	8	8	31

Modernization of Registry Systems	10	19	29	36	36	100

Office of the Public Guardian Information System	5	4	4	4	4	11

One Information Management and Technology Enterprise Priorities	50	33	51	51	51	154

Water Management Infrastructure	36	39	35	30	30	95

Total Streamlining Service Delivery	488	328	644	464	443	1,551

Public Safety and Emergency Infrastructure

Alberta Community Safety Analytics Lab Planning	-	-	1	-	-	1

Alberta First Responders Radio Communications System	2	5	2	2	2	7

Court of Appeal (Calgary)	7	1	2	21	40	64

Disaster Recovery Program Redesign		2	-	-	-	-

Edmonton Law Courts Planning	1	0	3	-	-	3

Eyremore Dam	-	-	5	-	-	5

Flood Mitigation – Town of Drumheller	-	-	27	-	-	27

Grande Prairie Courthouse Expansion / New Build Planning	-	-	1	-	-	1

Highwood River Mitigation Program	-	0	10	-	-	10

Investing in Canada Infrastructure Program (ICIP) Projects	28	33	7	-	-	7

Justice and Correctional Facilities Planning and Upgrades	17	15	21	10	4	35

Kananaskis Emergency Services Centre	1	0	1	-	-	1

Office of the Chief Medical Examiner (Edmonton) Planning	-	-	1	-	-	1

Office of the Chief Medical Examiner (Calgary)	7	-	1	8	13	22

Other Flood Mitigation Projects	10	9	12	4	4	19

Red Deer Justice Centre	63	60	52	32	-	83

Sherwood Park Courthouse Planning	1	1	1	-	-	1

Springbank - Off-Stream Reservoir (SR1)	209	192	184	81	17	282

Wildfire Facility Upgrade Program	6	6	6	6	6	19

Wildfire Management Readiness	-	-	2	2	2	6

Total Public Safety and Emergency Infrastructure	351	323	339	166	89	594

...continues next page

Capital Plan | Fiscal Plan 2023 – 26	115

Capital Plan Details, continued

(millions of dollars)

	2022-23		2023-24	2024-25	2025-26	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Agriculture and Natural Resources

Agricultural Societies Infrastructure Revitalization	-	-	3	3	3	8

Agriculture Sector Strategy – Irrigation Projects	31	31	31	54	55	140

Alberta Petrochemical Incentive Program	-	11	147	147	190	484

Cold Lake Fish Hatchery	7	5	7	-	-	7

Carbon Capture and Storage Initiative	58	58	58	58	129	246

Fractionation Equipment at the Food Processing Centre in Leduc	-	1	-	-	-	-

Hydrogen Centre of Excellence	5	5	5	-	-	5

Investing in Canada Infrastructure Program (ICIP) Projects	-	-	-	2	2	4

Irrigation Rehabilitation Program	12	12	14	14	16	43

Installation of the Pressure Reaction Tower System at Innotech Alberta	1	1	1	-	-	1

Kainai Forage Natural Gas Pipeline	1	-	1	-	-	1

Kids Can Catch Trout Pond Rehabilitation	-	-	1	-	-	1

Lethbridge Irrigation Planning	-	-	5	-	-	5

Land Stewardship Fund	15	15	10	10	10	30

Natural Gas Pipeline Joint Project	-	5	-	-	-	-

Raven Creek Brood Trout Station	22	1	28	18	3	49

Rural Utilities Program	6	6	6	6	4	17

Watercourse Crossing Program	7	7	8	7	-	15

Total Agriculture and Natural Resources	165	158	323	318	411	1,052

Family, Social Supports and Housing

Aboriginal Business Investment Fund	5	5	8	8	8	23

Affordable and Specialized Housing	11	6	10	17	19	46

Affordable Housing Partnership Program	7	7	34	40	127	202

Affordable Housing Strategy	9	9	10	15	43	68

Central Alberta Child Advocacy Centre	3	0	3	-	-	3

Children’s Cottage Society – Child and Family Centre and Crisis Nursery	1	1	1	-	-	1

Family and Community Housing Development and Renewal	2	3	1	-	-	1

Indigenous Housing Capital Program	14	14	18	15	20	54

ICIP Projects	-		5	-	-	5

Lethbridge Supportive Housing for the Chronically Homeless	9	1	9	-	-	9

Long Term Governance and Funding Agreement (LTA) – Infrastructure and Housing for Metis Settlements	2	2	-	-	-	-

Seniors Housing Development and Renewal	26	31	28	2	-	29

Red Deer Integrated Emergency Shelter	2	-	2	6	-	7

Yellowhead Youth Centre	5	2	10	17	21	49

Total Family, Social Supports and Housing	96	82	139	119	239	497

...continues next page

116	Capital Plan | Fiscal Plan 2023 – 26

Capital Plan Details, continued

(millions of dollars)

	2022-23		2023-24	2024-25	2025-26	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Skills for Jobs

Alberta at Work – Classroom Retrofits and Refurbishments	-	7		1	-	1

Alberta Centre for Toxicology	-	1	-	-	-	-

Investing in Canada Infrastructure Program (ICIP) Projects	1	2	4	1	-	4

MacEwan University – School of Business	-		-	15	20	35

Mount Royal University – Aviation Capital	-	5	2	-	-	2

Mount Royal University – Repurposing Existing Facilities	25	10	20	15	-	35

Northwestern Polytechnic Power Engineering and Instrumentation Lab Development	-	-	2	9	-	11

SAIT – John Ware Redevelopment	8	8	16	16	-	33

University of Alberta – Dentistry Pharmacy – Functional Renewal of Building	56	56	-	-	-	-

University of Alberta – Upgrading Campus Saint-Jean to Foster Transdisciplinarity, Inclusion and Innovation	-	3	-	-	-	-

University of Calgary – Multidisciplinary Hub	-	-	5	-	-	5

University of Calgary – Veterinary Medicine Expansion	10	10	21	27	-	49

University of Calgary – Faculty of Veterinary Medicine Lab	-	-	1	-	-	1

University of Lethbridge – Destination Project Phase 2 Planning	-	-	3	-	-	3

Total Skills for Jobs	100	102	75	84	20	180

Sports and Recreation

Active Communities Alberta	4	4	-	-	-	-

Badlands Amphitheatre	-	-	2	-	-	2

Calgary Zoo – Canadian Wilds Redevelopment	8	8	3	-	-	3

Canmore Nordic Centre Infrastructure Upgrades	11	7	11	4	-	15

Citadel Theatre Renewal (Edmonton)	-	-	4	-	-	4

Community Facility Enhancement Program	39	37	50	50	50	150

Crown Land Trails	-	-	2	6	6	14

Crown Land North Recreation Program Vehicles	-	-	1		-	1

David Thompson Corridor Upgrades	5	4	4	-	-	4

Glenbow Revitalization (Calgary)	36	21	38	22	-	59

Medicine Hat Event Centre and Grandstand Development	1	1	-	-	-	-

McMurray Métis Cultural Centre	5	5	-	-	-	-

ICIP Projects	15	15	24	7	-	32

New Campgrounds Development	-	-	1	3	9	12

Other Sports and Recreation Projects	9	5	9	2		11

Parks Lower Athabasca Regional Plan Implementation	1		3	3	-	5

Parks South Saskatchewan Regional Plan Implementation	3	2	2	4	-	6

Repsol Sport Centre	5	5	9	6	-	15

Reynolds Alberta Museum – Storage Warehouse (Wetaskiwin)	-	-	1	-	-	1

SAM Centre – Calgary Stampede Foundation	3	3	2	-	-	2

Telus Spark – World Class Gallery Development	-	-	3	4	2	10

Winsport Day Lodge Renovation	-	-	8	-	-	8

Total Sports and Recreation	144	117	176	109	67	352

Total Capital Plan – Core Government	6,722	5,624	7,370	7,429	6,483	21,282

Schools, Universities, Colleges, Hospitals (SUCH) Sector – Self-financed Investment	811	821	634	547	525	1,706

Total Capital Plan – Fully Consolidated Basis	7,534	6,446	8,005	7,976	7,008	22,988

Capital Plan | Fiscal Plan 2023 – 26	117

BLANK PAGE

118	Capital Plan | Fiscal Plan 2023 – 26

BUDGET 2023

GOVERNMENT OF ALBERTA | 2023–26

Fiscal Plan

Tax Plan

119

Tax Plan	121

Introduction	121

Competitive Tax Environment	122

Affordability Action Plan	124

Budget 2023 Initiatives	127

Education Property Tax	128

Annex	129

Tax Revenue, 2023-24	130

Tax Revenue Sources, 2023-24	131

Non-Refundable Tax Credits	132

Personal Income Tax Brackets	132

Tax Expenditure Estimates, 2023	133

Interprovincial Tax Comparison, 2023	134

Major Provincial Tax Rates, 2023	135

120	Tax Plan | Fiscal Plan 2023 – 26

Tax Plan

Introduction
Albertans and Alberta businesses continue to benefit from Alberta’s low tax environment. With low personal income tax, low fuel tax and no sales tax or health premium, Albertans generally pay lower overall taxes than residents of any other province. Alberta’s competitive corporate tax regime continues to encourage new investment and create jobs for Albertans. In 2023-24, Albertans and Alberta businesses would pay at least $19.7 billion more in taxes if Alberta had the same tax system as any other province.	Alberta has a tax advantage of at least $19.7 billion compared to other provinces.

Alberta’s economy is poised to lead the country in growth this year, even as it continues to face challenges due to higher interest rates and rapidly rising prices. With more people coming to the province and investment set to accelerate over the next few years, the government will continue to focus on maintaining a competitive tax environment while taking action to reduce the impacts of rising costs on Albertans.

Over the past year, Albertans have been affected by high inflation as a result of rising costs. The government has acted to ease these pressures, including implementing fuel tax relief and indexing the personal income tax system and the Alberta Child and Family Benefit.

Alberta’s Tax Advantage, 2023-24

($ billions)

Source: Alberta Treasury Board and Finance

*

This graph shows the total additional provincial tax and carbon charges that individuals and businesses would pay if Alberta had the same tax system and carbon charges as other provinces. This information reflects tax rates for other provinces known as of February 3, 2023. This comparison includes personal and corporate income tax, sales tax, fuel tax, carbon charges (excluding the federal carbon pricing backstop), tobacco tax, health premium, payroll tax, liquor tax and markups, land transfer tax and other minor taxes.

Tax Plan | Fiscal Plan 2023 – 26	121

In Budget 2023, the government will implement an investment tax credit that will encourage large-scale investment in the value-added agricultural manufacturing sector. Enhancements to the charitable donations tax credit and the adoption expenses tax credit will also be introduced. The education property tax requisition will be frozen, easing cost pressures on Alberta property owners.

Competitive Tax Environment

_____ Alberta’s corporate income tax rate is 30 per cent lower than the next lowest provincial rate.	The Job Creation Tax Cut and continued efforts to reduce red tape are making Alberta one of the most competitive business environments in North America. Alberta is seeing new investments in aviation, technology and other emerging industries, helping to strengthen and diversify the provincial economy and create new jobs for thousands of Albertans.

At eight per cent, Alberta’s general corporate income tax rate is 30 per cent lower than the next lowest province and Alberta’s combined federal-provincial general corporate tax rate is lower than the combined federal-state rate of 44 U.S. jurisdictions. In addition to a low corporate income tax rate, Alberta’s corporate tax advantage includes no payroll tax and no capital tax.

Provincial General Corporate Income Tax Rates (%) * Corporate income tax rates known as of February 3, 2023.

_____ In 2023, a family earning $75,000 would pay over $1,900 more in taxes in BC and nearly $4,100 more in Ontario.	Albertans also enjoy the lowest overall taxes among provinces. Alberta’s advantage includes low personal income taxes, with basic personal and spousal amounts that are higher than in any other province and high tax bracket thresholds that do not start until taxable income exceeds $142,292. Albertans also benefit from no sales tax, no health premium and no payroll tax. A family with two children earning $75,000 would pay over $1,900 more in taxes in British Columbia and nearly $4,100 more in Ontario. A similar family earning $150,000 would pay nearly $5,200 more in taxes in British Columbia and about $8,800 more in Ontario.

122	Tax Plan | Fiscal Plan 2023 – 26

Basic Personal and Spousal Amounts, 2023

Alberta’s Personal Tax Advantage, 2023

 ($ thousands)

Source: Alberta Treasury Board and Finance

*  Assumes a single income family with two children, with RRSP/RPP contributions of $6,000, $15,000 and $30,780 for the families with incomes of $75,000, $150,000 and $300,000, respectively. Includes personal income tax, sales tax, health premium, payroll tax, fuel tax and net provincial carbon tax.

Tax Plan | Fiscal Plan 2023 – 26	123

Affordability Action Plan

Fuel Tax Relief

Over the past year, high oil prices have led to elevated fuel prices. In addition to increased costs for drivers, high fuel prices also raise the price of other goods, affecting all Albertans. To help with these higher costs of living, the government has paused the collection of fuel taxes on gasoline and diesel until at least June 30, 2023.

In July 2023, fuel tax rates for gasoline and diesel will once again be determined quarterly based on average oil prices. This provides fuel tax relief to Albertans when oil prices are high and will be more than offset by additional government revenue. This new approach to setting fuel tax rates was first established by the government on April 1, 2022. Under this approach, fuel tax rates are based on the average price of West Texas Intermediate (WTI) oil. Tax rates start to be reduced once the average WTI price exceeds US$80, and are completely eliminated when the average price exceeds US$90 (see following table). With average oil prices above the $90 threshold for the quarters beginning in April and July 2022, the fuel tax was fully paused during these periods. With the average oil price falling below $90, fuel tax rates were 4.5 cents per litre for the quarter beginning in October 2022.

Fuel Tax Relief Stages

WTI Price (Average US$ per Barrel)	Fuel Tax Rate

$90.00 or more	0 cents/litre

$85.00 – $89.99	4.5 cents/litre

$80.00 – $84.99	9 cents/litre

$79.99 or less	13 cents/litre

*  Fuel tax relief applies to gasoline, diesel, marked gasoline and marked diesel. Average oil prices are calculated based on the 20 trading days immediately preceding the 16th day of the last month prior to the start of the quarter.

_____ Fuel tax relief is estimated to save drivers a total of $1.7 billion.	As a result of these fuel tax measures, Albertans and Alberta businesses saved around $850 million in 2022 and are expected to save another $875 million in 2023. Albertans and Alberta businesses have continued to pay the lowest gasoline prices in the country, with the gap between Alberta and other provinces widening since April 1, 2022 when the program was first introduced.

124	Tax Plan | Fiscal Plan 2023 – 26

Monthly Average Retail Gasoline Prices, AB vs. Other Western Provinces (cents per litre) Sources: Alberta Treasury Board and Finance, Kalibrate and Statistics Canada

Indexation

Now that Alberta has returned to balanced budgets, the government has fulfilled its Budget 2019 commitment to resume indexation of the personal income tax system, effective January 1, 2022. Personal income tax credit amounts and tax bracket thresholds are higher, by 2.3 per cent in 2022 and 6.0 per cent in 2023. Resuming indexation of the personal income tax system is expected to save Albertans about $300 million in 2022-23, $680 million in 2023-24 and $980 million in 2024-25.

_____ Resuming indexation of the personal income tax system is expected to save Albertans $680 million in 2023-24.

The Alberta Child and Family Benefit (ACFB) program, which provides support to lower income families, was also indexed by 6.0 per cent starting on January 1, 2023. Benefit amounts will rise by as much as $121 for families with one child, $198 for families with two children, $260 for families with three children and $307 for families with four or more children. Families will also benefit from the increase to phase-out thresholds, as the maximum benefit begins to be reduced at a higher income level. The ACFB will be indexed annually starting in July 2024 for the 2024-25 benefit year. In total, the ACFB will provide an estimated $345 million in benefits to about 180,000 to 190,000 families in 2023-24, including an additional $20 million as a result of indexation.

Tax Plan | Fiscal Plan 2023 – 26	125

Alberta Child and Family Benefit Program Parameters

	2022		2023
Program	Base	Working	Base	Working
Parameters	Component	Component	Component	Component

Benefit Amounts

1 child	$1,330	$681	$1,410	$722

2 children	$1,995	$1,301	$2,115	$1,379

3 children	$2,660	$1,672	$2,820	$1,772

4 or more children	$3,325	$1,795	$3,525	$1,902

Income Phase-out Threshold	$24,467	$41,000	$25,935	$43,460

*	Working component benefits are phased in on family working income. Base component and working component benefits are both phased out on family net income.

Benefit of Indexation for Four Typical Alberta Households, 2023

Source: Alberta Treasury Board and Finance

*	Includes the benefit of indexing both the personal income tax system and the Alberta Child and Family Benefit (ACFB).
*

Assumes all families (excluding the single Albertan) have two children, and RRSP/RPP contributions of $0, $6,000 and $15,000 for the families with incomes of $45,000, $75,000 and $150,000, respectively.

*	For the two-income family, the income and RRSP/RPP contributions are split 60/40 between the couple.

126	Tax Plan | Fiscal Plan 2023 – 26

Budget 2023 Initiatives

Agri-Processing Investment Tax Credit

In addition to low corporate tax rates, the government is providing targeted supports to sectors and activities that present major opportunities for employment, growth and diversification.

As previously announced, Alberta is moving forward with a tax credit that will help attract large-scale investment and foster growth and diversification in the agri-food sector. Creating the right conditions for this sector to do business in Alberta promotes investment and increases our competitiveness against other jurisdictions. The new incentive program will build on our competitive advantages and maximize opportunities that help create more jobs for Albertans.

____ The Agri-Processing Investment Tax Credit is a strategic initiative that builds on Alberta’s strengths to diversify our economy, create jobs and enhance our competitive advantages in this sector.

The Agri-Processing Investment Tax Credit will be worth 12 per cent of eligible capital investments of at least $10 million made on or after February 7, 2023. As a non-refundable tax credit, the incentive will offset corporate income taxes payable in Alberta, meaning that corporations will only benefit from the credit once their facility is operational and the corporation is profitable. Corporations will be able to carry forward unused credits for 10 years.

Applications will be accepted starting in spring 2023. More information on eligible expenditures and how to apply will be made available once program regulations are brought forward.

This measure is estimated to be worth $52 million over the next five years, with costs expected to increase after this period as more projects become operational.

Charitable Donations Tax Credit

Bill 202, the Alberta Personal Income Tax (Charitable and Other Gifts) Amendment Act, 2022 was passed by the Legislative Assembly in December 2022. The Bill increases the charitable donations tax credit rate on the first $200 of contributions from 10 per cent to 60 per cent, encouraging more Albertans to contribute to charitable causes. This change will come into effect for 2023 and will provide an additional $56 million in tax savings to Albertans in 2023-24.

Adoption Expenses Tax Credit

Adoption can be a costly process for parents looking to start or grow their families. This includes agency, legal and administrative fees and travel-related costs. To help with these expenses, the government offers a non-refundable tax credit equal to 10 per cent of eligible adoption expenses up to an annual maximum.

As part of a broader government strategy to ease the financial burden of adopting a child, the maximum allowable expenses for the credit will be increased to $18,210 for 2023, matching the federal expense threshold. After 2023, this amount will be indexed annually at the same rate as the rest of the personal income tax system.

Tax Plan | Fiscal Plan 2023 – 26	127

Education Property Tax

The education property tax is a stable source of funding for Alberta’s education system, which supports the development of a skilled workforce that benefits all Albertans. The tax provides equitable funding to all public and separate school students and helps pay for instructional costs, including teacher salaries, textbooks and other classroom resources. The tax has covered about 30 per cent of educational operating costs in recent years, with the remainder funded through general revenue.

To improve affordability, the government has limited the increase in the total education property tax requisition in recent years. The total requisition was frozen for 2020-21 and 2021-22 and increased by a modest 1.5 per cent in 2022-23. As costs have continued to rise due to high inflation, the government will freeze the education property tax requisition at the 2022-23 level of $2.5 billion for 2023-24.

The mill rates used to calculate the education property tax will decline in 2023 due to an increase in the overall equalized assessment. The residential/farmland rate will decrease from $2.65 to $2.56 per $1,000 of equalized assessment, while the non-residential rate will drop from $3.90 to $3.76.

The province continues to receive a lower share of the revenue from the property tax base than municipalities. Since the province assumed responsibility for education property tax in 1994, the province’s share of total provincial-municipal property tax revenue collected fell from 51 per cent to under 25 per cent in 2021.

Provincial and Municipal Property Tax Revenue, 1994 to 2021

Sources: Alberta Treasury Board and Finance and Alberta Municipal Affairs

128	Tax Plan | Fiscal Plan 2023 – 26

Tax Plan

Annex

Tax Plan | Fiscal Plan 2023 – 26	129

Tax Revenue, 2023-24

(millions of dollars)

Total Tax Revenue: $25,007 million

130	Tax Plan | Fiscal Plan 2023 – 26

Tax Revenue Sources, 2023-24

(millions of dollars)

Tax	Total Revenue	Rate	Revenue per Unit
1. Personal Income Tax	14,069

All taxable income	12,870	10% of all taxable income	1,287.0 per point

Taxable income > $142,292[a]	1,199	multiple rates	n/a

2. Corporate Income Tax	5,911

General	5,604	8.0%	700.5 per point

Small business	307	2.0%	153.5 per point

3. Education Property Tax[b]	2,519

Residential/farmland property	1,641	$2.56 / $1,000 of assessment	641.0 per mill

Non-residential property	878	$3.76 / $1,000 of assessment	233.5 per mill

4. Tobacco Tax	483	$55/carton	8.8 per $/carton

5. Fuel Tax	769

Gasoline	438	0 ¢/litre	56.5 per ¢/litre[c]

Diesel	297	0 ¢/litre	38.4 per ¢/litre[c]

Locomotive	17	5.5 ¢/litre	3.1 per ¢/litre

Aviation	13	1.5 ¢/litre	8.8 per ¢/litre

Propane	4	9.4 ¢/litre	0.4 per ¢/litre

6. Freehold Mineral Rights Tax	129	n/a	n/a

7. Insurance Tax	851

Life, accident, sickness	220	3.0% of premium	73.5 per point

Other	631	4.0% of premium	157.6 per point

8. Tourism Levy	97	4.0%	24.3 per point

9. Cannabis Tax	173	multiple rates	n/a

10. Vaping Products Tax	6	n/a	n/a

*

Numbers may not add due to rounding. The revenue per unit amounts are linear calculations and cannot be used to accurately estimate the revenue impact of rate changes, as these calculations do not account for the impact rate changes have on taxpayer behaviour.

a	This amount estimates revenue attributable to the 12%, 13%, 14% and 15% tax rates.
b

This amount reflects the total requisition requested to be collected by municipalities, but does not include any amounts deducted for the Provincial Education Requisition Credit Program (estimated cost of $15 million for 2023-24).

c

As the fuel tax rate for gasoline and diesel is expected to change during the 2023-24 fiscal year due to the fuel tax relief program, these calculations reflect the forecast average tax rate, 7.75 ¢/litre, for the fiscal year.

Tax Plan | Fiscal Plan 2023 – 26	131

Non-Refundable Tax Credits

(dollars)

	2022		2023

	Maximum Amount	Reduction in Alberta Tax	Maximum Amount	Reduction in Alberta Tax

Basic personal amount	19,814	1,981	21,003	2,100

Spousal amount	19,814	1,981	21,003	2,100

Eligible dependant amount	19,814	1,981	21,003	2,100

Age amount	5,521	552	5,853	585

Infirm dependant amount	11,470	1,147	12,158	1,216

CPP contributions	3,500	350	3,754	375

EI premiums	953	95	1,002	100

Pension income amount	1,526	153	1,617	162

Disability amount	15,284	1,528	16,201	1,620

Disability supplement	11,470	1,147	12,158	1,216

Adoption expenses	13,552	1,355	18,210	1,821

Medical expenses	Variable	Variable	Variable	Variable

Medical expenses (other dependants)	Variable	Variable	Variable	Variable

Caregiver amount	11,470	1,147	12,158	1,216

Interest on student loans	Variable	Variable	Variable	Variable

Donations and gifts

first $200	200	20	200	120

over $200	75% of income	Variable	75% of income	Variable

*

In general, credit amounts are multiplied by 10% to arrive at the reduction in Alberta tax. In the case of donations and gifts, the credit rate for the first $200 of donations was 10% for years prior to 2023 and 60% for 2023 and subsequent years. The credit rate for total donations over $200 is 21%.

Personal Income Tax Brackets

Bracket	Tax Rate (%)	Income Bracket
		2022	2023

1	10	Up to $134,238	Up to $142,292

2	12	$134,238.01 to $161,086	$142,292.01 to $170,751

3	13	$161,086.01 to $214,781	$170,751.01 to $227,668

4	14	$214,781.01 to $322,171	$227,668.01 to $341,502

5	15	$322,171.01 and up	$341,502.01 and up

132	Tax Plan | Fiscal Plan 2023 – 26

Tax Expenditure Estimates, 2023

(millions of dollars)

Personal Income Tax

Federal Measures Paralleled by Alberta

Workers’ compensation payments exemption	27.1

Social assistance payments exemption	9.0

Union and professional dues deduction	47.9

Child care expense deduction	31.6

Flow-through share deduction	11.6

Capital gains inclusion rate (50%)	409.5

Lifetime capital gains exemption	142.2

Security options deduction	51.9

Northern residents deduction	38.1

Provincial Measures

Basic personal amount	5,447.6

Spousal amount	362.0

Eligible dependant amount	110.2

Age amount	141.1

Pension income amount	61.1

Caregiver amount	24.1

Disability amount	62.4

Disability amount transferred from a dependant	56.0

Interest paid on student loans	4.2

Amounts transferred from a spouse or common-law partner	24.3

Medical expenses	82.7

Donations and gifts	363.0

Political contributions	5.0

Corporate Income Tax

Small business rate	921.0

Donations and gifts	25.5

Agri-Processing Investment Tax Credit (APITC)[a]	0.0

Fuel Tax

Tax Exempt Fuel User program (marked fuel for off-road use)	151.0

Alberta Farm Fuel Benefit (marked fuel)	42.0

Reduced rate for locomotive fuel	24.0

Exemption for aviation fuel used on international flights	3.5

Education Property Tax

Community Revitalization Levy	18.0

Transfers Through the Tax System[b]

Innovation Employment Grant (IEG)	77.0

Alberta Child and Family Benefit (ACFB)	345.0

Film and Television Tax Credit (FTTC)	125.0

*	Due to interactions between tax expenditures, they cannot generally be added together to determine the fiscal impacts of concurrently eliminating multiple tax expenditures.
*	Personal income tax and education property tax expenditures are reported on a calendar year basis. The remaining expenditures are reported on a fiscal year (2023-24) basis.
a

The Agri-Processing Investment Tax Credit is only available to a company once their facility is operational, therefore the tax credit is not expected to be claimed until the 2024-25 fiscal year at the earliest.

b

Transfers through the tax system are reported in ministries’ operating expense. The amount for the ACFB is reported by Children’s Services and the amounts for the IEG and FTTC are reported by Jobs, Economy and Northern Development.

Tax Plan | Fiscal Plan 2023 – 26	133

Interprovincial Tax Comparison, 2023

(dollars)

	AB	BC	SK	MB	ON	QC	NB	NS	PE	NL

Employment Income of $35,000 – One Income Couple with Two Children

Provincial income tax	(2,400)	(1,895)	(1,312)	(1)	(3,320)	(7,753)	-	1,157	586	-

Provincial sales tax	-	905	936	1,492	535	967	1,538	2,266	2,104	1,344

Health premium	-	-	-	-	300	-	-	-	-	-

Payroll tax	-	349	-	326	417	968	-	-	-	341

Fuel tax & net carbon tax	135	554	450	420	270	576	795	465	545	630

Total	(2,265)	(87)	74	2,237	(1,798)	(5,242)	2,333	3,888	3,235	2,315

Alberta Tax Advantage		2,178	2,339	4,502	467	(2,977)	4,598	6,153	5,500	4,580

Employment Income of $75,000 – One Income Couple with Two Children

Provincial income tax	2,224	1,362	1,926	4,471	2,526	9	4,898	6,689	5,748	5,545

Provincial sales tax	-	1,145	1,188	1,881	2,135	3,085	2,802	2,855	2,888	2,895

Health premium	-	-	-	-	600	-	-	-	-	-

Payroll tax	-	748	-	698	894	2,074	-	-	-	732

Fuel tax & net carbon tax	135	1,029	450	420	270	576	795	465	545	630

Total	2,359	4,284	3,564	7,470	6,425	5,744	8,495	10,009	9,181	9,802

Alberta Tax Advantage		1,925	1,205	5,111	4,066	3,385	6,136	7,650	6,822	7,443

Employment Income of $100,000 – Two Income Couple with Two Children

Provincial income tax	4,083	1,953	3,668	6,078	2,684	2,962	5,734	7,372	6,807	6,128

Provincial sales tax	-	1,358	1,394	2,226	2,566	3,618	3,505	3,450	3,469	3,492

Health premium	-	-	-	-	900	-	-	-	-	-

Payroll tax	-	998	-	930	1,192	2,765	-	-	-	975

Fuel tax & net carbon tax	203	1,587	675	630	405	864	1,160	698	767	916

Total	4,286	5,896	5,737	9,864	7,747	10,209	10,399	11,520	11,043	11,511

Alberta Tax Advantage		1,610	1,451	5,578	3,461	5,923	6,113	7,234	6,757	7,225

Employment Income of $200,000 – Two Income Couple with Two Children

Provincial income tax	12,348	9,757	13,771	18,117	10,770	18,858	17,065	21,237	19,698	18,219

Provincial sales tax	-	2,205	2,246	3,542	4,233	5,784	5,641	5,502	5,554	5,603

Health premium	-	-	-	-	1,350	-	-	-	-	-

Payroll tax	-	1,995	-	1,860	2,384	5,530	-	-	-	1,951

Fuel tax & net carbon tax	203	1,587	675	630	405	864	1,160	698	767	916

Total	12,551	15,544	16,692	24,149	19,142	31,036	23,866	27,437	26,019	26,689

Alberta Tax Advantage		2,993	4,141	11,598	6,591	18,485	11,315	14,886	13,468	14,138

Calculations are based on other provinces’ tax parameters known as of February 3, 2023.

*	Health premiums are assumed to be borne by individuals. In provinces that impose payroll taxes, 75% is assumed to be borne by employees and 25% by employers.
*	Fuel tax is based on estimated consumption of 3,000 litres of gasoline per year for one-income families and 4,500 litres of gasoline for two-income families.
*

Net carbon tax reflects direct provincial taxes and rebates only and is based on the fuel tax gasoline consumption assumptions and base natural gas consumption of 135 GJ/year for a family of four, adjusted based on provincial home heating consumption patterns. The cap-and-trade systems in Quebec and Nova Scotia, as well as the fuel charge and rebate under the federal carbon pricing backstop, are excluded.

*	RRSP/RPP contributions of $0, $6,000, $10,000 and $25,000 are included in the calculation of personal income tax for the families with incomes of $35,000, $75,000, $100,000 and $200,000, respectively.
*	For two-income families, income and RRSP/RPP contributions are split 60/40 between the couple.
*	The children are assumed to be 6 and 12 years old.

134	Tax Plan | Fiscal Plan 2023 – 26

Major Provincial Tax Rates, 2023

		AB	BC	SK	MB	ON	QC	NB	NS	PE	NL
Personal Income Tax

Statutory rate range

lowest rate	(%)	10.00	5.06	10.50	10.80	5.05	15.00[a]	9.40	8.79	9.80	8.70

highest rate	(%)	15.00	20.50	14.50	17.40	13.16	25.75[a]	19.50	21.00	16.70	21.80

Surtax	(%)	-	-	-	-	20/36[b]	-	-	-	10.00	-

Combined federal/provincial top marginal rate[c]	(%)	48.00	53.50	47.50	50.40	53.53	53.31	52.50	54.00	51.37	54.80

Personal amount	($)	21,003	11,981	17,661	10,855	11,865	17,183	12,458	11,481[d]	12,000	10,382

Spousal amount	(max.$)	21,003	10,259	17,661	9,134	10,075	17,183[e]	9,764	11,481[d]	10,192	8,483

Corporate Income Tax

General rate	(%)	8.0	12.0	12.0	12.0	11.5	11.5	14.0	14.0	16.0	15.0

M&P rate	(%)	8.0	12.0	10.0	12.0	10.0	11.5	14.0	14.0	16.0	15.0

Small business

rate	(%)	2.0	2.0	0.0[f]	0.0	3.2	3.2	2.5	2.5	1.0	3.0

threshold	($000)	500	500	600	500	500	500	500	500	500	500

Capital Tax

Financial institutions	(max.%)	-	-	4.0	6.0	-	-	5.0	4.0	5.0	6.0

Sales Tax	(%)	-	7.0	6.0	7.0	8.0	9.975	10.0	10.0	10.0	10.0

Taxes on Gasoline[g]	(¢/litre)	0.00[h]	25.55[i]	15.00	14.00	9.00[j,k]	19.20[j,l]	21.92[j,m]	15.50[j]	19.52[m]	18.55[j,m,n]

Tobacco Tax	($/carton)	55.00	65.00[j]	58.00[j]	60.00[j]	36.95[j]	29.80	51.04[j]	59.04[j]	59.04[j]	65.00

Payroll Tax	(max.%)	-	1.95	-	2.15	1.95	4.26	-	-	-	2.00

Other provinces’ rates and amounts known as of February 3, 2023.

a	Quebec residents receive an abatement of 16.5% of basic federal tax because of the province’s decision to opt out of federal cash transfers in support of provincial programs.
b	Ontario levies a two-tiered surtax, collecting 20% of basic tax in excess of $5,315 and an additional 36% of basic tax in excess of $6,802.
c	The top federal personal income tax rate is 33%, except in Quebec where the top federal rate is 27.56% because of the federal abatement.
d	Nova Scotia includes a supplemental amount of $3,000, which phases out by 6% on income above $25,000 and reaches $0 at an income of $75,000.
e	After accounting for non-refundable tax credits in the calculation of the individual’s income tax, unused tax credits may be transferred from one spouse to another.
f

Saskatchewan’s small business tax rate was temporarily lowered from 2% to 0% on October 1, 2020. The rate will remain at 0% until June 30, 2023. It will be raised to 1% on July 1, 2023 and return to 2% on July 1, 2024.

g

Taxes on gasoline include provincial gasoline and carbon taxes. The cap-and-trade system in Quebec and Nova Scotia, as well as the fuel charge under the federal carbon pricing backstop (imposed in Alberta, Saskatchewan, Manitoba, and Ontario), are excluded. Nova Scotia, Prince Edward Island, and Newfoundland and Labrador will join the federal carbon pricing backstop on July 1, 2023.

h	Alberta has fully paused fuel tax collection until at least June 30, 2023. After June 2023, fuel tax rates will be determined quarterly based on average oil prices.
i

BC’s rate includes its 11.05 ¢/litre carbon tax on gasoline. Additional gasoline taxes of 18.5 ¢/litre and 5.5 ¢/litre are imposed in the greater Vancouver and Victoria areas, respectively, but are not included in the rate shown.

j	These provinces apply their PST or the provincial portion of their HST on the retail price of the good inclusive of excise taxes.
k	Ontario temporarily reduced their gasoline tax rate to 9 ¢/litre. It is set to return to 14.7 ¢/litre on January 1, 2024.
l	Different rates based on region are not included in the rate shown, such as a 3 ¢/litre increase in the Montreal area.
m	The rates for New Brunswick, Prince Edward Island and Newfoundland and Labrador include their 11.05 ¢/litre provincial carbon taxes on gasoline.
n	Newfoundland and Labrador temporarily reduced their gasoline portion of their tax to 7.5 ¢/litre. It is set to return to 14.5 ¢/litre on April 1, 2023.

Tax Plan | Fiscal Plan 2023 – 26	135

BLANK PAGE

136

BUDGET 2023

GOVERNMENT OF ALBERTA | 2023–26

Fiscal Plan

Debt

137

Debt	139

Provincial Debt Outstanding	139

Debt and Borrowing Projections	142

Reducing Alberta’s Outstanding Debt	144

Fiscal Anchors	145

138	Debt | Fiscal Plan 2023 – 26

Debt

Provincial Debt Outstanding

The province borrows money for a number of reasons: to support its fiscal and capital plans, to manage short-term cash movements, to maintain its cash reserve, to refinance maturing debt, and to lend money to various provincial corporations and to local authorities.

On March 31, 2022, Alberta had $117.7 billion in total debt outstanding. This includes all debt issued by the Province of Alberta, money borrowed directly by the Alberta Capital Finance Authority prior to 2011, and P3 contracts.

Of the total, $7.6 billion is lent to government-business enterprises (or GBEs). GBEs’ debt is listed on their financial statements and is not consolidated with provincial debt on the government’s financial statements. The remainder of $110.1 billion is shown in the consolidated statement of financial position. It is comprised of $93.1 billion in taxpayer supported debt and $17.0 billion in self-supported loans.

Currently, there are three government business enterprises that borrow from the government: ATB Financial, the Alberta Petroleum Marketing Commission, and the Balancing Pool. The debt held by one consolidated entity, the Agriculture Financial Services Corporation, and the loans to local authorities program are considered self supported debt as there are income producing assets used to make payments on this debt.

Management of the debt aims to minimize interest costs while prudently managing interest rate, refinancing, liquidity, and other risks. There are three key strategies. Maintaining access to multiple markets reduces interest costs and enhances liquidity. Managing the maturities of the debt minimizes the amount of debt maturing in any year which reduces refinancing risk and interest rate risk. Liquidity risk is reduced further by holding a prudent amount of cash needed to meet expected near-term cash flows which also helps to avoid issuing debt in unfavourable market conditions.

Alberta issues debt with maturities ranging from one day to over 30 years. Much of the short-term debt (maturity of one day to one year) is issued with an initial term to maturity of three months or less. Long-term debt (maturity greater than one year) is most commonly issued in terms of five, 10, and 30 years. While other terms to maturity are available, bonds with five, 10, or 30 year terms to maturity have the greatest demand among bond market investors.

As of March 31, 2022, outstanding short-term debt was $13.4 billion, and outstanding long-term debt was $100.9 billion. The province also had $3.0 billion in P3 liabilities at that time.

Composition of Alberta Debt

March 31, 2022

Composition of Alberta Debt

March 31, 2022

Debt | Fiscal Plan 2023 – 26	139

Short-Term Debt by Market

March 31, 2022

Long-Term Debt by Market

March 31, 2022

The province issues short-term debt for two purposes. First, short-term debt is often issued for roughly one to 15 days to manage fluctuating cash balances. Second, short-term debt is often issued and re-financed regularly upon maturity to mimic debt with a floating interest rate. This method of achieving a floating interest rate exposure is usually more cost-effective than issuing floating rate bonds. Long-term debt is raised in Canadian and global capital markets through the sale of bonds to investors, including pension funds, insurance companies, banks, central banks, and other institutional investment managers.

Selling bonds is less costly than other forms of long-term borrowing, such as bank loans. Bonds typically have a fixed interest rate, but floating interest rate bonds can also be issued. The Province primarily issues bullet bonds meaning that payments before the maturity of the bond are most often interest-only payments, leaving the entire principal amount, or par value, to be repaid on the bond’s maturity date. The province uses long-term debt for most of its financing requirements as well as the financing needed to make loans to provincial corporations and local authorities.

The Province borrows from multiple markets across the globe to lower costs and maintain strong access to liquidity. While most long-term debt is issued in Canadian markets, the government will raise long-term debt in foreign markets when it is more cost-effective to do so or when Canadian markets are difficult to access. It is important to note that the government takes no currency-related risks when issuing debt in foreign currencies.

Short-term debt is issued in both Canada and the United States, while long-term debt is issued in Canada and other markets. Bonds have been issued in nine different foreign currencies to date (American dollars, Euros, British pounds, Australian dollars, Swiss francs, Swedish krona, Norwegian kroner, South African rand and New Zealand dollars). The Province will also look at issuing debt in other currencies if it reduces borrowing costs. Investors around the world buy Alberta’s debt, regardless of currency.

A surplus occurs when a government’s expenses are lower than its revenues during the fiscal year. The surplus is an accounting measure and is not a measure of cash received less cash spent.

Debt is the money that is owed to lenders. Debt is required when government’s cash outflows exceed its cash inflows. Debt can only be repaid if there is cash available when the debt comes due. Otherwise, the debt must be refinanced.

140	Debt | Fiscal Plan 2023 – 26

Short-Term Debt Maturities

March 31, 2022

On March 31, 2022, outstanding taxpayer supported short-term debt had an average term to maturity of 69 days and an average cost of 0.47 per cent. The average term to maturity of taxpayer supported long-term debt on March 31, 2022, was 12.2 years and the average cost was 2.58 per cent. The average term to maturity for all taxpayer supported debt was 11.3 years and the average cost was 2.41 per cent on March 31, 2022. For March 31, 2023, it is estimated that the average term to maturity for all taxpayer supported debt will be 11.7 years with an average cost of 2.78 per cent.

Long-Term Debt Maturities

March 31, 2022

Debt | Fiscal Plan 2023 – 26	141

Debt and Borrowing Projections

Taxpayer supported debt outstanding is estimated to total $79.7 billion at the end of 2022-23 and $78.3 billion at the end of 2023-24. These estimates are $15.0 billion and $17.3 billion lower than what was estimated in Budget 2022.

Taxpayer supported debt of $78.3 billion is equal to 21.7 per cent of GDP and 110.8 per cent of total revenue. Taxpayer supported debt per capita is forecasted to be $16,751. Net financial liabilities are projected to be $46.5 billion at fiscal 2023-24 year’s end. In relative terms, this is 12.9 per cent of GDP and 65.8 per cent of revenue. On a per capita basis, net financial liabilities are expected to be $9,950.

Taxpayer Supported Debt

The Province is projected to borrow $6.7 billion for 2023-24, mainly for refinancing maturing debt and to finance the capital plan. This is a decrease of $1.2 billion from what was estimated in Budget 2022. The decreased borrowing requirements result primarily from the fiscal position continuing to be in surplus.

The Province is forecasting to borrow $6.1 billion in 2024-25 and $15.0 billion in 2025-26 mainly to refinance existing debt as the budget is expected to remain in surplus throughout this period. Most of the borrowing will be completed using long-term debt. The borrowing strategy will be adapted as the Province’s requirements are expected to be considerably lower than in recent years. Term debt issuance will be focused on maintaining liquid benchmark bonds in the Canadian bond market where possible. The Province will maintain access to foreign markets and will issue debt offshore if there are cost-saving opportunities to do so.

142	Debt | Fiscal Plan 2023 – 26

Taxpayer Supported Debt Per Capita

Debt Servicing Costs

Consolidated debt servicing costs are estimated to be $2.7 billion in 2022-23 and $2.8 billion in 2023-24. Debt servicing costs on taxpayer supported debt are projected to be $2.2 billion in 2022-23 and $2.1 billion in 2023-24. This represents 2.9 per cent of estimated total revenue in 2022-23 and 3.0 per cent in 2023-24.

Debt Servicing Costs

Debt | Fiscal Plan 2023 – 26	143

The repayment of $13.4 billion of the Province’s debt has resulted in an estimated reduction in taxpayer supported debt servicing costs of $260 million in 2022-23, and combined with the planned repayment of $1.4 billion in 2023-24, is expected to result in debt servicing costs being $551 million lower in 2023-24 and $581 million lower in 2024-25 and beyond than the Province would have incurred through re-financing the debt based on current estimates of borrowing costs. The consolidated debt servicing costs for 2022-23 does reflect an increase, however, for two reasons. Firstly, the debt repaid in 2022-23 was taxpayer supported debt and not self-supported debt. Secondly, the Province’s $12.3 billion debt swap portfolio associated with loans to local authorities related debt (self supported debt) was negatively impacted by the significant rise in short-term rates over the fiscal year. This results in increased debt servicing costs but also results in higher income from the loan portfolio.

Reducing Alberta’s Outstanding Debt

Reducing and eventually eliminating the province’s debt requires that the budget be in a surplus position. Since debt is also used to finance capital spending, the government will need to continue to produce surpluses while prudently managing capital budgets in order to eliminate the need for capital borrowing and to pay down debt. Now that the budget is projected to continue in surplus, the Province will continue to pay some of its debts with cash as they mature. In fiscal 2022-23, $13.4 billion of maturing debt was repaid using surplus cash and $1.4 billion is expected to be repaid in 2023-24.

144	Debt | Fiscal Plan 2023 – 26

Fiscal Anchors

In Budget 2021, Alberta’s government introduced several indicators to help evaluate the province’s fiscal sustainability – that is, the ability to continue providing core services to all Albertans. These metrics have helped guide work to address the debt, improve the efficiency of government, and secure Alberta’s future.

Since their introduction, these fiscal anchors have seen steady improvements with sucessive budgets achieving balance or surplus, per capita spending becoming more aligned with comparator provinces, and taxpayer supported debt to GDP steadily declining below the target of 30%. Financial stakeholders including investors and credit rating agencies monitor this ratio and have reacted favourably to Alberta’s progress, with improvements seen in Alberta’s credit ratings and relative borrowing costs.

Net Debt to GDP

Debt | Fiscal Plan 2023 – 26	145

Borrowing Requirements

(millions of dollars)

	2022-23	2023-24	2024-25	2025-26

	Forecast	Estimate	Target	Target

Taxpayer supported debt	-	5,464	5,776	14,443

Self supported debt*	2,251	469	250	250

Government business enterprises	1,003	733	39	350

Total borrowing requirements	3,254	6,666	6,065	15,043

*	Debt incurred to lend to Agriculture Financial Services Corporation and debt incurred to make loans to local authorities

Borrowing Sources

(millions of dollars)

	2022-23	2023-24	2024-25	2025-26

	Forecast	Estimate	Target	Target

Money market (net change)	782	-	-	4,000

Public private partnerships	56	64	1	-

Long-term debt	2,416	6,602	6,064	11,043

Total	3,254	6,666	6,065	15,043

Debt Servicing Costs

(millions of dollars)

	2022-23	2023-24	2024-25	2025-26

($millions)	Forecast	Estimate	Target	Target

Direct debt	2,088	1,972	2,032	2,408

Public private partnerships	129	125	124	104

Taxpayer supported debt servicing costs	2,217	2,097	2,156	2,512

Self supported debt	498	751	649	591

Total consolidated debt servicing costs	2,715	2,848	2,805	3,103

146	Debt | Fiscal Plan 2023 – 26

BUDGET 2023

GOVERNMENT OF ALBERTA  |  2023–26

Fiscal Plan

Tables

147

Note on accounting policy changes:

The Public Sector Accounting Board has released updates to standards that are effective for the 2022-23 fiscal year, for Asset Retirement Obligations and Financial Instruments, and for the 2023-24 fiscal year, for Revenue and Public Private Partnerships. The impact of the changes are not included in Budget 2023 but will be incorporated in the 2022-23 and 2023-24 audited year-end financial statements, as required.

•

Asset Retirement Obligations: accounting for liabilities related to retirement of capital assets, as some will need decommissioning and remediation work, and resources available. The standard requires recognition of future costs when the asset is added via initial recognition of a liability, and annual updates as disposal approaches.

•

Financial Instruments: recognition, measurement and reporting changes for financial assets and liabilities, including derivatives, foreign currency translation, recognizing fair market value instead of amortized book value and using current exchange rates rather than locked-in hedge rates, resulting in remeasurement gains and losses and improved risk disclosure.

•	Revenue: impacts to revenue recognition arising from exchange transactions versus non-exchange transactions, including performance obligations.

•

Public-Private Partnerships (P3s): updated and more distinct accounting treatment based on the degree and form of private sector partner involvement, as P3 contracts have become more complex and varied.

Note: Amounts presented in tables may not add to totals due to rounding.

148	Tables | Fiscal Plan 2023 – 26

Summary Statement of Operations

(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26

	Actual	Budget	Forecast	Estimate	Target	Target

Revenue

Tax revenue	23,506	23,034	24,580	24,992	27,055	28,609

Non-renewable resource revenue	16,170	13,840	27,544	18,361	17,284	15,742

Federal transfers	11,595	12,054	11,765	12,552	12,475	13,113

Investment income	3,579	3,173	1,035	3,154	3,273	3,407

Other	13,472	10,506	11,101	11,594	11,637	11,737

Total Revenue	68,322	62,607	76,025	70,653	71,724	72,608

Expense

Operating expense	52,343	51,487	55,384	57,038	58,049	59,200

Capital grants	2,503	2,429	1,845	2,821	3,209	3,274

Amortization / inventory consumption / loss on disposals	4,186	4,057	4,480	4,397	4,460	4,509

Debt servicing costs	2,641	2,662	2,715	2,848	2,805	3,103

Pension provisions	(365)	(289)	(111)	(322)	(336)	(347)

Contingency / disaster and emergency assistance / COVID-19	3,076	1,750	1,322	1,500	1,500	1,500

Total Expense	64,378	62,096	65,635	68,282	69,687	71,239

Surplus / (deficit)	3,944	511	10,390	2,371	2,037	1,369

Summary Statement of Financial Position

(millions of dollars)

	At March 31
	2022 Actual	2023 Forecast	2024 Estimate	2025 Target	2026 Target

Financial Assets	78,126	71,533	71,851	72,782	75,506

Liabilities	135,092	118,902	118,356	118,375	119,612

Net Financial Assets / (Debt)	(56,966)	(47,369)	(46,505)	(45,593)	(44,106)

Capital / Other Non-financial Assets	58,576	59,549	61,197	62,362	62,244

Deferred capital contributions	(3,523)	(3,703)	(3,844)	(3,884)	(3,884)

Net Assets	(1,913)	8,477	10,848	12,885	14,254

Net assets at the beginning of the year	(5,761)	(1,913)	8,477	10,848	12,885

Surplus / (Deficit)	3,944	10,390	2,371	2,037	1,369

Adjustment to net assets [a]	(96)	-	-	-	-

Net assets at end of year	(1,913)	8,477	10,848	12,885	14,254

Net debt to GDP	-15.2%	-10.2%	-10.2%	-9.7%	-9.1%

a

The change in net assets differs from the surplus / (deficit) in 2021-22 due to a negative $96 million adjustment, as reported in Schedule 15 (page 68) of the Consolidated Financial Statements in the 2021-22 Government of Alberta Annual Report.

Tables | Fiscal Plan 2023 – 26	149

Schedule 1: Consolidated Fiscal Summary

(millions of dollars)

		2021-22	2022-23		2023-24	2024-25	2025-26
Statement of Operations		Actual	Budget	Forecast	Estimate	Target	Target

1 Total Revenue		68,322	62,607	76,025	70,653	71,724	72,608

Expense

2	Operating expense	52,343	51,487	55,384	57,038	58,049	59,200

3	% change from prior year	3.2	(1.6)	5.8	3.0	1.8	2.0

4	Capital grants	2,503	2,429	1,845	2,821	3,209	3,274

5	Amortization / inventory consumption / loss on disposals	4,186	4,057	4,480	4,397	4,460	4,509

6	Taxpayer-supported debt servicing costs	2,278	2,443	2,217	2,097	2,156	2,513

7	Self-supported debt servicing costs	363	219	498	751	649	590

8	Pension provisions	(365)	(289)	(111)	(322)	(336)	(347)

9	Contingency / disaster and emergency assistance / COVID -19	3,076	1,750	1,322	1,500	1,500	1,500

10 Total Expense		64,378	62,096	65,635	68,282	69,687	71,239

11 Surplus / (Deficit)		3,944	511	10,390	2,371	2,037	1,369

Capital Plan

12	Capital grants	2,503	2,429	1,845	2,821	3,209	3,274

13	Capital investment	4,119	5,105	4,601	5,184	4,767	3,733

14 Total Capital Plan		6,622	7,534	6,446	8,005	7,976	7,008

Cash adjustments / borrowing requirements		(at March 31)

15 Cash at start of year / Alberta Fund		7,429	7,241	8,858	3,644	1,443	-

16 Surplus / (deficit)		3,944	511	10,390	2,371	2,037	1,369

Cash adjustments (for details, see table on page 209)

	Retained income of funds and agencies:

17	Alberta Heritage Savings Trust Fund	(705)	(494)	(1,813)	(1,096)	(1,324)	(1,494)

18	Other fund and agencies	(1,236)	(941)	120	(1,629)	(1,528)	(1,720)

19	Other cash adjustments	(2,268)	917	1,364	2,080	1,421	1,663

	Capital cash adjustments:

20	Capital investment (excl. SUCH self-financed; net of 10% contingency)	(3,492)	(3,547)	(3,139)	(3,759)	(3,428)	(2,516)

21	Capital amortization (excluding SUCH; non-cash expense)	1,118	1,304	1,249	1,302	1,360	1,400

22	Other capital cash adjustments	(36)	(7)	(31)	(28)	(97)	(103)

23 Total cash available / (requirements)		4,754	4,983	16,998	2,885	(116)	(1,401)

24	Cash for debt repayment	(708)	(3,207)	(13,354)	(1,442)	-	-

25	Direct borrowing required	4,812	224	-	-	116	1,401

26	Allocation to Alberta Fund	-	-	-	(1,443)	-	-

27 Cash at end of year		8,858	2,000	3,644	-	-	-

Taxpayer-supported Liabilities / Borrowing		(at March 31)

Liabilities for Capital Projects

28	Opening balance	42,733	47,381	47,529	45,828	45,815	45,849

29	Alternative financing (P3s – public-private partnerships)	43	81	56	64	1	-

30	P3 principal repayments	(83)	(89)	(89)	(92)	(98)	(103)

31	Net borrowing / principal repay. / amort. issue costs	4,836	(1,355)	(1,668)	15	131	1,415

32 Total Liabilities for Capital Projects		47,529	46,018	45,828	45,815	45,849	47,161

	Borrowing for the Fiscal Plan

33 Opening balance		50,303	50,303	45,595	33,909	32,477	32,487

34	Net borrowing / principal repay. / amort. issue costs	(4,708)	(1,603)	(11,686)	(1,432)	10	10

35	Total Borrowing for the Fiscal Plan / Other	45,595	48,700	33,909	32,477	32,487	32,497

36	Total Taxpayer-supported Debt - Capital Projects / Fiscal Plan	93,124	94,718	79,737	78,292	78,336	79,658

150	Tables | Fiscal Plan 2023 – 26

Schedule 2: Statement of Financial Position

(millions of dollars)

	At March 31
	2022	2023	2024	2025	2026
	Actual	Forecast	Estimate	Target	Target

Financial Assets
Alberta Heritage Savings Trust Fund	17,094	18,907	20,003	21,327	22,821
Endowment funds:
Alberta Heritage Foundation for Medical Research	2,094	2,018	2,120	2,228	2,352
Alberta Heritage Science and Engineering Research	1,249	1,195	1,232	1,286	1,350
Alberta Heritage Scholarship	1,447	1,333	1,375	1,408	1,447
Alberta Enterprise Corporation	292	339	335	332	329
General Revenue Fund cash / Alberta Fund	8,858	3,644	1,443	-	-
Self-supporting lending organizations / activities:
Local authority loans	14,424	14,690	14,583	14,430	14,246
Agriculture Financial Services Corporation	3,967	3,864	4,833	6,033	7,373
Equity in commercial enterprises	1,766	1,898	2,300	2,393	2,628
Student loans	3,647	4,204	4,749	5,319	5,855
Technology Innovation and Emissions Reduction Fund	337	499	533	569	558
Other financial assets (including SUCH sector / Alberta Innovates Corp.)	22,951	18,942	18,345	17,457	16,547
Total Financial Assets	78,126	71,533	71,851	72,782	75,506

Liabilities
Taxpayer-supported debt:
Direct borrowing for the Capital Plan	44,482	42,814	42,829	42,960	44,375
Alternative financing (P3s - public-private partnerships - Capital Plan)	3,047	3,014	2,986	2,889	2,786
Debt issued to reduce pre-1992 TPP unfunded liability	594	594	594	594	594
Direct borrowing for the Fiscal Plan	45,001	33,315	31,883	31,893	31,903
Total taxpayer-supported debt	93,124	79,737	78,292	78,336	79,658
Self-supporting lending organization / activities debt:
Debt issued to finance local authority loans	14,424	14,690	14,583	14,430	14,246
Agriculture Financial Services Corporation	2,604	2,772	3,077	3,207	3,337
Total debt	110,152	97,199	95,952	95,973	97,241
Coal phase-out liabilities	761	686	609	530	448
Pension liabilities	8,271	8,160	7,838	7,502	7,155
Other liabilities (including SUCH sector / Alberta Innovates Corp.)	15,908	12,857	13,957	14,370	14,768
Total Liabilities	135,092	118,902	118,356	118,375	119,612
Net Financial Assets / (Debt)	(56,966)	(47,369)	(46,505)	(45,593)	(44,106)

Capital / Other Non-financial Assets	58,576	59,549	61,197	62,362	62,244
Deferred capital contributions	(3,523)	(3,703)	(3,844)	(3,884)	(3,884)
Net Assets	(1,913)	8,477	10,848	12,885	14,254

Net financial debt / GDP (calendar year, nominal)	-15.2%	-10.2%	-10.2%	-9.7%	-9.1%

Schedule 3: Capital Assets
(millions of dollars)
	At March 31
	2022	2023	2024	2025	2026
	Actual	Forecast	Estimate	Target	Target

Net book value at start of the year	55,855	57,322	58,530	60,052	61,091
Additions (capital investment)	4,119	4,601	5,184	4,767	3,733
10% cash flow adjustment (rounded)	-	(650)	(800)	(800)	(700)
Amortization	(2,586)	(2,741)	(2,862)	(2,928)	(2,941)
Net book value of capital asset disposals / adjustments	(66)	(2)	-	-	-
Net Book Value at End of Year	57,322	58,530	60,052	61,091	61,183

Tables | Fiscal Plan 2023 – 26	151

Schedule 4: Statement of Operations

(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26
	Actual	Budget	Forecast	Estimate	Target	Target

Revenue

Personal income tax	13,335	13,382	13,806	14,069	15,034	16,071

Corporate income tax	4,718	4,040	6,413	5,911	6,254	6,590

Other taxes	5,453	5,612	4,361	5,012	5,767	5,948

Non-renewable resource revenue	16,170	13,840	27,544	18,361	17,284	15,742

Transfers from Government of Canada	11,595	12,054	11,765	12,552	12,475	13,113

Investment income	3,579	3,173	1,035	3,154	3,273	3,407

Net income from govt. business enterprises	4,810	2,435	2,449	2,727	2,422	2,647

Premiums, fees and licences	4,520	4,490	4,796	5,040	5,289	5,360

Other	4,142	3,581	3,856	3,827	3,926	3,730

Total Revenue	68,322	62,607	76,025	70,653	71,724	72,608

Expense

Advanced Education	5,731	6,065	6,154	6,339	6,471	6,618

Affordability and Utilities	380	86	740	140	92	91

Agriculture and Irrigation	3,661	793	1,919	892	909	920

Children’s Services	1,742	2,389	2,653	2,917	2,803	3,003

Culture	214	269	269	307	257	221

Education	8,541	8,883	8,956	9,317	9,525	9,651

Energy	1,793	878	1,464	984	958	1,068

Environment and Protected Areas	452	449	523	554	499	357

Executive Council	21	25	31	35	37	38

Forestry, Parks and Tourism	527	427	581	435	416	408

Health	24,585	23,484	25,563	26,446	27,494	27,942

Indigenous Relations	179	184	207	230	220	220

Infrastructure	574	582	580	613	630	637

Jobs, Economy and Northern Development	576	419	407	374	355	342

Justice	460	506	598	658	663	668

Mental Health and Addiction	85	101	114	166	172	191

Municipal Affairs	1,890	968	957	1,014	1,239	1,324

Public Safety and Emergency Services	1,178	1,053	1,099	1,217	1,246	1,239

Seniors, Community and Social Services	4,527	4,760	5,061	5,466	5,368	5,652

Service Alberta and Red Tape Reduction	98	112	116	135	133	127

Skilled Trades and Professions	142	162	158	175	175	176

Technology and Innovation	649	890	803	1,012	839	840

Trade, Immigration and Multiculturalism	87	77	72	86	85	83

Transportation and Economic Corridors	1,828	2,368	1,973	2,519	2,863	2,864

Treasury Board and Finance	2,062	1,875	1,897	2,043	2,085	2,120

Legislative Assembly	119	172	137	180	183	186

Total Program Expense	62,102	57,973	63,031	64,256	65,718	66,983

Debt servicing costs	2,641	2,662	2,715	2,848	2,805	3,103

Pension provisions	(365)	(289)	(111)	(322)	(336)	(347)
Expense before contingency	64,378	60,346	65,635	66,782	68,187	69,739
Surplus / (deficit) before contingency	3,944	2,261	10,390	3,871	3,537	2,869
Unallocated contingency (disast. and emerg. assist. / COVID-19)	-	1,750	-	1,500	1,500	1,500
Total Expense	64,378	62,096	65,635	68,282	69,687	71,239
Surplus / (deficit)	3,944	511	10,390	2,371	2,037	1,369

Beginning net assets (+ adjustments)	(5,857)	(1,913)	(1,913)	8,477	10,848	12,885
Net assets at end of year	(1,913)	(1,402)	8,477	10,848	12,885	14,254

152	Tables | Fiscal Plan 2023 – 26

Schedule 5: Revenue

(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26
	Actual	Budget	Forecast	Estimate	Target	Target

Income Taxes

Personal income tax	13,335	13,382	13,806	14,069	15,034	16,071

Corporate income tax	4,718	4,040	6,413	5,911	6,254	6,590

	18,053	17,422	20,219	19,980	21,288	22,661

Other Taxes

Education property tax (includes opted-out boards)	2,478	2,504	2,504	2,504	2,604	2,703

Fuel tax	1,275	1,319	134	769	1,369	1,407

Tobacco / vaping taxes	617	644	510	489	485	463

Insurance taxes	753	819	798	851	908	969

Cannabis tax	164	157	168	173	177	181

Tourism levy	59	73	95	97	105	109

Freehold mineral rights tax	107	96	152	129	119	116

	5,453	5,612	4,361	5,012	5,767	5,948

Non-Renewable Resource Revenue

Bitumen royalty	11,605	10,349	18,750	12,555	12,028	10,736

Crude oil royalty	1,947	1,670	3,965	2,905	2,633	2,442

Natural gas and by-products royalty	2,227	1,458	4,221	2,465	2,208	2,155

Bonuses and sales of Crown leases	228	236	409	307	293	289

Rentals and fees / coal royalty	163	127	199	129	122	120

	16,170	13,840	27,544	18,361	17,284	15,742

Transfers from Government of Canada

Canada Health Transfer	5,503	5,352	5,520	6,079	6,287	6,708

Canada Social Transfer	1,796	1,868	1,864	1,942	2,022	2,102

Direct transfers to SUCH sector / Alberta Innovates Corporation	478	579	624	617	623	635

Infrastructure support	808	1,293	782	935	1,166	1,083

Agriculture support programs	531	296	491	480	517	564

Labour market agreements	485	322	324	325	325	325

Early learning child care agreements	197	734	734	937	1,062	1,226

Other (includes Fiscal Stabilization payment in 2023-24)	1,797	1,610	1,426	1,237	473	470

	11,595	12,054	11,765	12,552	12,475	13,113

Investment Income

Alberta Heritage Savings Trust Fund	2,128	1,976	(74)	1,226	1,458	1,632

Endowment funds	514	440	(76)	352	369	401

Income from local authority loans	329	185	450	734	612	543

Agriculture Financial Services Corporation	126	113	91	126	130	139

Other (includes SUCH sector)	482	459	644	716	704	692

	3,579	3,173	1,035	3,154	3,273	3,407

Net Income from Government Business Enterprises

AGLC – Gaming / lottery	1,205	1,468	1,502	1,515	1,509	1,573

AGLC – Liquor	854	850	832	830	836	845

AGLC – Cannabis	(4)	7	13	5	9	14

ATB Financial	586	313	282	279	324	358

Balancing Pool	96	112	120	103	103	103

Other (CUDGCo / APMC / PSIs)	2,073	(315)	(300)	(5)	(359)	(246)

	4,810	2,435	2,449	2,727	2,422	2,647

Premiums, Fees and Licences

Post-secondary institution tuition fees	1,465	1,645	1,667	1,771	1,865	1,902

Health / school board fees and charges	603	661	705	754	793	832

Motor vehicle licences	566	548	586	580	593	605

Crop, hail and livestock insurance premiums	324	359	514	613	683	741

Energy industry levies	313	309	313	384	392	399

Other	1,249	968	1,011	938	964	881

	4,520	4,490	4,796	5,040	5,289	5,360

Other

SUCH sector sales, rentals and services	806	876	895	915	920	942

SUCH sector fundraising, donations, gifts and contributions	741	640	658	662	670	675

AIMCo investment management charges	847	729	765	877	904	931

Fines and penalties	187	273	253	226	226	226

Refunds of expense	326	182	153	108	113	128

Technology Innovation and Emissions Reduction Fund	705	421	637	523	563	303

Miscellaneous (includes Alberta Innovates Corporation)	530	460	495	516	530	525

	4,142	3,581	3,856	3,827	3,926	3,730

Total Revenue	68,322	62,607	76,025	70,653	71,724	72,608

Tables | Fiscal Plan 2023 – 26	153

Schedule 6: Operating Expense

(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26
	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	5,138	5,283	5,358	5,604	5,730	5,862

Affordability and Utilities	356	78	732	131	84	85

Agriculture and Irrigation	665	700	710	804	801	806

Children’s Services	1,706	2,389	2,650	2,907	2,794	2,994

Culture	161	150	162	162	163	161

Education	7,846	8,390	8,456	8,836	9,036	9,162

Energy (incl. crude-by-rail expense of $866 million in 2021-22)	1,419	491	782	766	740	736

Environment and Protected Areas	373	364	444	497	486	344

Executive Council	21	25	31	35	37	38

Forestry, Parks and Tourism	311	341	344	385	369	365

Health	21,238	21,917	22,585	24,533	25,443	26,041

Indigenous Relations	153	165	175	214	212	212

Infrastructure	430	408	437	462	468	466

Jobs, Economy and Northern Development	197	312	300	373	354	341

Justice	459	502	594	655	659	664

Mental Health and Addiction	64	101	104	148	157	191

Municipal Affairs	187	186	185	228	230	232

Public Safety and Emergency Services	1,060	1,024	1,051	1,187	1,216	1,209

Seniors, Community and Social Services	4,353	4,646	4,943	5,332	5,239	5,415

Service Alberta and Red Tape Reduction	80	88	92	112	109	104

Skilled Trades and Professions	142	162	158	175	175	176

Technology and Innovation	497	540	582	704	690	691

Trade, Immigration and Multiculturalism	85	67	62	86	85	83

Transportation and Economic Corridors	437	461	460	507	532	546

Treasury Board and Finance	2,035	1,847	1,869	2,018	2,059	2,093

Legislative Assembly	117	170	135	178	181	184

COVID-19 / Recovery Plan:

Advanced Education	15	62	64	-	-	-

Children’s Services	36	-	-	-	-	-

Culture	12	-	-	-	-	-

Education	130	13	21	-	-	-

Energy	318	310	600	-	-	-

Environment and Protected Areas	39	27	27	-	-	-

Forestry, Parks and Tourism	37	22	22	-	-	-

Health	1,508	10	983	-	-	-

Infrastructure	6	5	5	-	-	-

Jobs, Economy and Northern Development	377	106	106	-	-	-

Mental Health and Addiction	20	-	-	-	-	-

Public Safety and Emergency Services	24	-	-	-	-	-

Seniors, Community and Social Services	60	-	25	-	-	-

Skilled Trades and Professions	2	-	-	-	-	-

Technology and Innovation	68	122	122	-	-	-

Trade, Immigration and Multiculturalism	2	10	10	-	-	-

Transportation and Economic Corridors	159	-	-	-	-	-

Total Operating Expense	52,343	51,487	55,384	57,038	58,049	59,200

154	Tables | Fiscal Plan 2023 – 26

Schedule 7: Capital Amortization

(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26
	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	530	557	526	556	559	570

Affordability and Utilities	2	2	2	2	2	2

Agriculture and Irrigation	37	49	34	36	39	41

Children’s Services	-	-	-	1	1	1

Culture	7	8	8	8	7	7

Education	471	472	469	479	488	488

Energy	14	19	14	13	13	13

Environment and Protected Areas	7	15	5	4	5	5

Forestry, Parks and Tourism	32	56	37	38	40	41

Health	472	518	518	546	542	503

Infrastructure	126	151	136	146	160	169

Jobs, Economy and Northern Development	2	1	1	1	1	1

Justice	1	4	4	4	4	4

Municipal Affairs	1	4	4	4	4	4

Public Safety and Emergency Services	28	29	29	29	29	29

Seniors, Community and Social Services	44	46	48	48	48	48

Service Alberta and Red Tape Reduction	14	18	18	18	18	18

Technology and Innovation	68	78	78	79	79	79

Transportation and Economic Corridors	700	780	780	823	861	889

Treasury Board and Finance	27	28	28	25	26	27

Legislative Assembly	2	2	2	2	2	2

Total Amortization Expense	2,586	2,839	2,741	2,862	2,928	2,941

Schedule 8: Inventory Consumption (millions of dollars)
	2021-22	2022-23		2023-24	2024-25	2025-26
	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	48	163	205	180	183	186

Culture	-	1	1	1	1	1

Education	83	-	-	-	-	-

Forestry, Parks and Tourism	1	1	1	1	1	1

Health	1,359	988	1,465	1,278	1,269	1,297

Infrastructure	2	2	2	2	2	2

Public Safety and Emergency Services	34	-	1	1	1	1

Service Alberta and Red Tape Reduction	4	6	6	6	6	6

Transportation and Economic Corridors	60	57	57	62	65	66

Total Inventory Consumption	1,591	1,217	1,738	1,530	1,527	1,560

Schedule 9: Inventory Acquisition (millions of dollars)
	2021-22	2022-23		2023-24	2024-25	2025-26
	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	45	181	181	181	181	181

Culture	1	1	1	1	1	1

Education	79	-	-	-	-	-

Forestry, Parks and Tourism	1	1	1	1	1	1

Health	1,257	1,148	1,293	1,404	1,398	1,094

Infrastructure	2	2	2	2	2	2

Municipal Affairs	-	-	-	-	-	-

Public Safety and Emergency Services	2	-	1	-	-	-

Service Alberta and Red Tape Reduction	4	6	5	6	6	6

Transportation and Economic Corridors	54	57	57	62	65	66

Total Inventory Acquisition	1,446	1,396	1,542	1,656	1,653	1,350

Tables | Fiscal Plan 2023 – 26	155

Schedule 10: Debt Servicing Costs

(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26
	Actual	Budget	Forecast	Estimate	Target	Target

Taxpayer-supported general debt servicing costs

Education – school boards	9	9	9	9	9	9

Treasury Board and Finance	1,154	1,150	940	850	797	929

Total	1,163	1,159	949	859	806	938

Taxpayer-supported Capital Plan debt servicing costs

Education – Alberta Schools Alternative Procurement P3s	26	25	25	24	27	27

Transportation – ring road P3s	103	103	103	101	97	94

Treasury Board and Finance – direct borrowing	987	1,156	1,140	1,113	1,226	1,454

Total	1,116	1,284	1,268	1,238	1,350	1,575

Total taxpayer-supported debt servicing costs	2,278	2,443	2,217	2,097	2,156	2,513

Self-supported debt servicing costs

Treasury Board and Finance – for loans to local authorities	298	155	424	659	555	493

Treasury Board and Finance – Ag. Financial Services Corp.	65	64	74	92	94	97

Total	363	219	498	751	649	590

Total Debt Servicing Costs	2,641	2,662	2,715	2,848	2,805	3,103

Schedule 11: Contingency / Disaster and Emergency Assistance / COVID-19 / Recovery Plan

(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26
	Actual	Budget	Forecast	Estimate	Target	Target

Agriculture and Irrigation – agric. support	2,886	-	1,131	-	-	-

Forestry, Parks and Tourism - wildfire fighting	144	-	173	-	-	-

Public Safety and Emergency Services – wildfire / flood support	32	-	18	-	-	-

Technology and Innovation – 1GX costs	14	-	-	-	-	-

Treasury Board and Fin. – disaster and emerg. assist. contingency	-	1,000	-	1,500	1,500	1,500

Treasury Board and Fin. – COVID-19 / Recovery Plan contingency	-	750	-	-	-	-

Total Contingency / Dis. & Emerg. Assist. / COVID-19 / Rec. Plan	3,076	1,750	1,322	1,500	1,500	1,500

Schedule 12: Pension Liabilities a

(millions of dollars)

	At March 31
	2022	2023	2024	2025	2026
	Actual	Forecast	Estimate	Target	Target

Teachers’ Pension Plan (pre-1992)	7,244	7,208	6,943	6,668	6,385

Public Service Management Pension Plan (pre-1992; closed) [b]	386	354	322	288	254

Universities Academic Pension Plan (pre-1992)	226	225	225	225	225

Special Forces Pension Plan (pre-1992)	85	74	76	77	75

Members of the Legislative Assembly Pension Plan (closed) [b]	35	33	31	28	26

Public Service Supplementary Retirement Plan	25	24	24	24	24

Provincial Judges and Masters in Chambers Pension Plan	1	1	1	1	1

SUCH sector – Universities Academic / Supp. Exec. Retirement Plans	269	241	216	191	165

Total Pension Liabilities	8,271	8,160	7,838	7,502	7,155

Annual Non-cash Change in Pension Liabilities	(365)	(111)	(322)	(336)	(347)

a	The following public service pension plans are fully funded, and thus not included above: the Local Authorities Pension Plan, the Public Service Pension Plan and the Management Employees Pension Plan.

b	Membership closed and pensionable service no longer being accrued.

156	Tables | Fiscal Plan 2023 – 26

Schedule 13: Annual Debt Maturities

(millions of dollars)

	2021-22	2022-23	2023-24	2024-25	2025-26	2026-27

Long-term debt maturities	4,922	5,292	7,522	5,971	13,199	5,825

Short-term debt maturities	-	8,062	-	-	-	-

Total Annual Debt Maturities	4,922	13,354	7,522	5,971	13,199	5,825

Schedule 14: Cash Adjustments a

(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26
	Actual	Budget	Forecast	Estimate	Target	Target

Retained Income of Funds and Agencies

Alberta Heritage Savings Trust Fund	(705)	(494)	(1,813)	(1,096)	(1,324)	(1,494)

ATB Financial	(586)	(313)	(282)	(279)	(324)	(358)

Agriculture Financial Services Corporation	2,074	(392)	243	(910)	(1,061)	(1,199)

Heritage Foundation for Medical Research Endowment Fund	(153)	(106)	76	(102)	(108)	(124)

Heritage Science and Engineering Research Endowment Fund	(88)	(81)	54	(37)	(54)	(64)

Heritage Scholarship Fund	(87)	(78)	114	(42)	(33)	(39)

Alberta Social Housing Corporation	(3)	(28)	9	(95)	(141)	(67)

Credit Union Deposit Guarantee Corporation	(11)	(15)	(18)	(13)	(17)	(17)

Alberta Petroleum Marketing Commission	(2,059)	329	318	18	376	263

Technology Innovation and Emissions Reduction Fund	(196)	(75)	(162)	(34)	(36)	11

Balancing Pool	(96)	(112)	(120)	(103)	(103)	(103)

Other	(31)	(71)	(112)	(32)	(27)	(23)

Total Retained Income of Funds and Agencies	(1,941)	(1,435)	(1,693)	(2,725)	(2,852)	(3,214)

Other Cash Adjustments

SUCH sector own-source revenue	(4,910)	(4,979)	(5,101)	(5,292)	(5,458)	(5,590)

SUCH sector own-source expense	5,500	6,413	6,866	7,087	7,400	7,525

Net deferred capital contribution cash adjustment	249	118	120	81	(19)	(60)

Energy royalties (difference between accrued revenue & cash)	(2,418)	430	170	545	878	804

Student loans	(271)	(502)	(557)	(545)	(570)	(536)

Other cash adjustments	(264)	(129)	(334)	95	(462)	(132)

2013 Alberta flood assistance revenue / expense	(22)	(12)	(12)	375	-	-

Wood Buffalo wildfire revenue / expense	(20)	(51)	(37)	57	(4)	-

Pension provisions (non-cash expense)	(365)	(289)	(111)	(322)	(336)	(347)

Inventory acquisition (excluding SUCH sector; non-cash expense)	(148)	(227)	(248)	(160)	(166)	(162)

Inventory consumption (excluding SUCH sector; non-cash expense)	401	144	608	158	159	161

Total Other Cash Adjustments	(2,268)	917	1,364	2,080	1,421	1,663

Capital cash adjustments

Capital investment (excluding SUCH sector self-financed)	(3,492)	(4,297)	(3,789)	(4,559)	(4,228)	(3,216)

Capital Plan contingency	-	750	650	800	800	700

Current principal repayments (P3s – public-private partnerships)	(83)	(89)	(89)	(92)	(98)	(103)

Alternative financing (P3s – public-private partnerships)	43	81	56	64	1	-

Amortization (excluding SUCH sector; non-cash expense)	1,118	1,304	1,249	1,302	1,360	1,400

Book value of asset disposals (net non-cash expense / revenue)	4	1	2	-	-	-

Total Capital Cash Adjustments	(2,410)	(2,250)	(1,921)	(2,485)	(2,165)	(1,219)

a	Negative cash adjustments are a cash requirement; positive cash adjustments are a cash source.

Tables | Fiscal Plan 2023 – 26	157

Schedule 15: Capital Plan a

(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26

	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	583	616	617	492	394	326

Affordability and Utilities	22	8	8	7	7	5

Agriculture and Irrigation	77	51	49	64	76	80

Children’s Services	-	9	18	19	18	13

Culture	35	112	99	138	88	54

Education	758	937	753	765	797	627

Energy	56	73	79	221	220	334

Environment and Protected Areas	43	91	77	112	36	19

Forestry, Parks and Tourism	62	62	65	96	112	55

Health	921	1,296	989	1,273	1,624	1,330

Indigenous Relations	26	19	32	16	8	8

Infrastructure	221	402	357	423	392	302

Jobs, Economy and Northern Development	1	4	4	2	1	1

Justice	12	17	19	18	6	5

Mental Health and Addiction	5	-	10	18	15	-

Municipal Affairs	1,704	779	773	783	1,006	1,088

Public Safety and Emergency Services	6	4	8	6	5	5

Seniors, Community and Social Services	139	118	114	142	114	224

Service Alberta and Red Tape Reduction	11	13	33	46	55	52

Technology and Innovation	65	249	100	361	196	194

Transportation and Economic Corridors	1,856	2,656	2,222	2,973	2,775	2,258

Treasury Board and Finance	14	18	17	28	27	27

Legislative Assembly	3	2	3	2	2	2

Total Capital Plan	6,622	7,534	6,446	8,005	7,976	7,008

[a]

The Capital Plan comprises capital grants included in expense plus capital investment in government-owned assets not included in expense. Capital investment adds to government capital assets, and those assets are depreciated over time through amortization expense included in total expense.

Schedule 16: Capital Grants

(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26

	Actual	Budget	Forecast	Estimate	Target	Target

Affordability and Utilities	22	6	6	7	6	4

Agriculture and Irrigation	73	44	44	52	70	73

Children’s Services	-	1	3	9	8	8

Culture	34	110	98	136	86	52

Education	11	8	10	3	-	1

Energy	43	58	69	205	205	319

Environment and Protected Areas	33	43	48	52	9	9

Forestry, Parks and Tourism	2	7	4	11	6	1

Health	4	51	12	89	240	100

Indigenous Relations	26	19	32	16	8	8

Infrastructure	10	16	-	3	-	-

Mental Health and Addiction	1	-	10	18	15	-

Municipal Affairs	1,702	778	768	782	1,005	1,088

Seniors, Community and Social Services	70	68	45	81	76	181

Technology and Innovation	-	150	21	229	70	70

Transportation and Economic Corridors	472	1,070	676	1,127	1,405	1,363

Total Capital Grants	2,503	2,429	1,845	2,821	3,209	3,274

158	Tables | Fiscal Plan 2023 – 26

Schedule 17: Capital Investment a

(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26

	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	583	616	617	492	394	326

Affordability and Utilities	-	2	2	1	1	1

Agriculture and Irrigation	4	7	5	11	7	7

Children’s Services	-	8	15	10	10	5

Culture	1	2	1	2	2	2

Education	747	929	743	762	797	626

Energy	13	15	10	16	15	15

Environment and Protected Areas	10	48	29	59	28	11

Forestry, Parks and Tourism	60	55	61	85	106	54

Health	917	1,245	977	1,184	1,384	1,230

Infrastructure	211	386	357	420	392	302

Jobs, Economy and Northern Development	1	4	4	2	1	1

Justice	12	17	19	18	6	5

Mental Health and Addiction	4	-	-	-	-	-

Municipal Affairs	2	1	5	1	1	1

Public Safety and Emergency Services	6	4	8	6	5	5

Seniors, Community and Social Services	69	50	69	61	38	44

Service Alberta and Red Tape Reduction	11	13	33	46	55	52

Technology and Innovation	65	99	79	132	126	124

Transportation and Economic Corridors	1,384	1,586	1,546	1,846	1,370	895

Treasury Board and Finance	14	18	17	28	27	27

Legislative Assembly	3	2	3	2	2	2

Total Capital Investment	4,119	5,105	4,601	5,184	4,767	3,733

[a]	Capital investment is not included in expense. Rather, the assets are added to government capital assets and depreciated over time through amortization expense.

Schedule 18: Capital Plan Funding Sources

(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26

	Actual	Budget	Forecast	Estimate	Target	Target

Capital Plan, less	6,622	7,534	6,446	8,005	7,976	7,008

10% cash flow adjustment (rounded)	-	(750)	(650)	(800)	(800)	(700)

Capital Plan funding requirements	6,622	6,784	5,796	7,205	7,176	6,308

Source of funding:

Cash received (primarily federal govt.) / donations / disposals	1,065	1,455	921	1,031	1,170	1,048

Retained income of funds and agencies (primarily ASHC)	33	35	110	35	74	102

SUCH sector self-financed	627	808	812	625	539	517

TIER Fund	46	66	66	63	58	129

Alternative financing (P3s – public-private partnerships)	43	81	56	64	1	-

GRF cash / direct borrowing	4,812	4,339	3,831	5,387	5,334	4,512

Total Capital Plan Funding Sources	6,622	6,784	5,796	7,205	7,177	6,308

Tables | Fiscal Plan 2023 – 26	159

Schedule 19: Borrowing Requirements a

(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26

	Actual	Budget	Forecast	Estimate	Target	Target

Taxpayer-supported debt	8,667	2,249	-	5,464	5,776	14,443

Self-supported debt	319	226	2,251	469	250	250

Government business enterprises	-	1,003	1,003	733	39	350

Total Borrowing Requirements	8,986	3,478	3,254	6,666	6,065	15,043

[a]	Includes re-financing of debt maturities.

Schedule 20: Borrowing Sources

(millions of dollars)

	2021-22	2022-23		2023-24	2024-25	2025-26

	Actual	Budget	Forecast	Estimate	Target	Target

Money market (net change)	4,059	782	782	-	-	4,000

Public-private partnerships (P3s)	43	81	56	64	1	-

Term debt	4,884	2,615	2,416	6,602	6,064	11,043

Total Borrowing Sources	8,986	3,478	3,254	6,666	6,065	15,043

Schedule 21: Allocation of 2023-24 Net Gaming / Lottery Revenue

(thousands of dollars)

Net gaming / lottery revenue	1,514,605

Agriculture and Irrigation		Indigenous Relations

Primary Agriculture	11,896	First Nations and Métis Relations	147,250

Rural programming and Agricultural Societies	13,962	First Nations Development Fund	200

Culture		Jobs, Economy and Northern Development

Assistance - Alberta Foundation for Arts	25,585	Skills and Training Support	400

Assistance - Provincial Heritage Organizations	1,705

Assistance - Sport, Phys. Activity and Recreat.	22,605	Seniors, Community and Social Services

Community Facility Enhancement Program	50,000	Family and Community Support Services	52,000

Community Initiatives Program	20,025	Family and Community Safety	6,500

Heritage Preservation Partnership	1,450	Fetal Alcohol Spectrum Disorder Initiatives	12,000

Other Initiatives	1,000

		Trade, Immigration and Multiculturalism

Education		Settlement and Integration	4,574

Operations and Maintenance	150,000

Transportation	150,000	Transportation

		Provincial Highway Maintenance	40,000

Environment and Protected Areas

Resource Management	500	Treasury Board and Finance

		Airport Entertainment Centres	1,000

Health		Gaming Research	1,600

Continuing Care	756,603	Horse Racing and Breeding Renewal Program	43,750

		Total Allocation	1,514,605

The Lottery Fund was dissolved with Budget 2019, reducing organizational complexity, clarifying accountability and decision-making, and enhancing cash management with outcomes of reduced borrowing requirements and debt servicing costs. This did not impact program spending incorporated in ministry budgets. Under the provincial gaming model, net income from VLTs, slot machines and lottery tickets are deposited into the General Revenue Fund. While these funds are not directed to the programs listed above, the list illustrates how net gaming revenue was notionally allocated under the former Lottery Fund. The charitable gaming model was not impacted by the dissolution of the Lottery Fund and charitable organizations continue to deliver their services with proceeds from paper bingo, casino table games and pull tickets.

160	Tables | Fiscal Plan 2023 – 26

Schedule 22: Full-Time Equivalents a

	2022-23	2023-24

	Budget	Estimate	Change

Departments

Advanced Education	281	291	10

Affordability and Utilities	75	86	11

Agriculture and Irrigation	622	625	3

Children’s Services	3,015	3,026	11

Culture	498	499	1

Education	507	566	59

Energy	448	451	3

Environment and Protected Areas	1,221	1,219	(2)

Executive Council	150	162	12

Forestry, Parks and Tourism	1,562	1,666	104

Health	802	850	48

Indigenous Relations	175	176	1

Infrastructure	809	816	7

Jobs, Economy and Northern Development	882	858	(24)

Justice	2,834	3,197	363

Mental Health and Addiction	71	87	16

Municipal Affairs	442	441	(1)

Public Safety and Emergency Services	3,832	4,530	698

Seniors, Community and Social Services	3,009	3,050	41

Service Alberta and Red Tape Reduction	959	1,077	118

Skilled Trades and Professions	221	226	5

Technology and Innovation	1,197	1,201	4

Trade, Immigration and Multiculturalism	208	242	34

Transportation and Economic Corridors	775	742	(33)

Treasury Board and Finance – department	562	591	29

Treasury Board and Finance – Communications and Public Engagement	270	270	-

Treasury Board and Finance – Public Service Commission	554	627	73

Departments	25,981	27,572	1,591

Agencies / SUCH sector / other operationally-independent entities

Advanced Education – post-secondary institutions	32,140	32,403	263

Affordability and Utilities – Alberta Utilities Commission	132	132	-

Agriculture and Irrigation – Agriculture Financial Services Corporation	561	570	9

Education – school boards (including Francophone / charter)			-

Certificated Staff	37,038	37,688	650

Non-certificated Staff	26,026	27,401	1,375

Energy – Alberta Energy Regulator	1,048	1,048	-

Energy – Canadian Energy Centre	10	10	-

Environment and Protected Areas – Natural Resources Conservation Board	34	34	-

Forestry, Parks and Tourism – Travel Alberta Corporation	80	80	-

Health – Alberta Health Services	84,360	87,930	3,570

Health – Health Quality Council of Alberta	36	45	9

Indigenous Relations – Alberta Indigenous Opportunities Corporation	15	15	-

Municipal Affairs – Safety Codes Council	60	60	-

Public Safety and Emergency Services – Victims of Crime and Public Safety Fund	54	54	-

Technology and Innovation – Alberta Enterprise Corporation	11	12	1

Technology and Innovation – Alberta Innovates Corporation	589	596	7

Trade, Immigration and Multiculturalism – Invest Alberta Corporation	50	50	-

Treasury Board and Finance – Alberta Insurance Council	24	24	-

Treasury Board and Finance – Alberta Investment Management Corporation	621	697	76

Treasury Board and Finance – Alberta Pensions Services Corporation	333	346	13

Treasury Board and Finance – Alberta Securities Commission	232	253	21

Legislative Assembly	748	764	16

Agencies / SUCH sector / other operationally-independent entities	184,202	190,212	6,010

Total Full-Time Equivalents	210,183	217,784	7,601

[a]	2022-23 budget numbers restated on 2023-24 basis, incorporating ministry re-organizations, and for updated information where applicable.

Tables | Fiscal Plan 2023 – 26	161

Schedule 23: Expense by Object a

(millions of dollars)

	Salaries, Wages and Employee Benefits	Supplies and Services	Grants to Others	Capital Grants	Amortization of Capital Assets	Consumption of Inventory	Pension Provisions	Debt Servicing Costs	Other / contingency and disaster assistance	Total 2023-24 Expense

Legislative Assembly	88	74	-	-	2	-	-	-	16	180

Advanced Education	3,734	1,294	475	-	556	180	(25)	-	101	6,314

Affordability and Utilities	36	14	62	7	2	-	-	-	19	140

Agriculture and Irrigation	125	558	112	52	36	-	-	-	9	892

Children’s Services	339	650	1,919	9	1	-	-	-	-	2,917

Culture	55	22	83	136	8	1	-	-	1	307

Education	6,780	1,655	399	3	479	-	-	33	-	9,351

Energy	209	557	-	205	13	-	-	-	-	984

Environment and Protected Areas	153	96	248	52	4	-	-	-	1	554

Executive Council	24	11	-	-	-	-	-	-	-	35

Forestry, Parks and Tourism	160	179	47	11	38	1	-	-	-	435

Health	9,516	7,434	7,580	89	546	1,278	-	-	3	26,446

Indigenous Relations	23	11	179	16	-	-	-	-	-	230

Infrastructure	62	394	-	3	146	2	-	-	6	613

Jobs, Economy and Northern Development	109	64	199	-	1	-	-	-	-	374

Justice	442	66	141	-	4	-	-	-	6	658

Mental Health and Addiction	10	9	130	18	-	-	-	-	-	166

Municipal Affairs	56	26	146	782	4	-	-	-	-	1,014

Public Safety and Emergency Services	470	481	236	-	29	1	-	-	-	1,217

Seniors, Community and Social Services	299	1,175	3,591	81	48	-	-	-	272	5,466

Service Alberta and Red Tape Reduction	96	15	-	-	18	6	-	-	1	135

Skilled Trades and Professions	23	8	144	-	-	-	-	-	-	175

Technology and Innovation	218	319	166	229	79	-	-	-	1	1,012

Trade, Immigration and Multiculturalism	34	17	35	-	-	-	-	-	-	86

Transportation and Economic Corridors	64	421	10	1,127	823	62	-	101	12	2,620

Treasury Board and Finance	512	841	617	-	25	-	(297)	2,714	48	4,460

Contingency (voted in TBF)	-	-	-	-	-	-	-	-	1,500	1,500

Total 2023-24 Expense	23,637	16,392	16,517	2,821	2,862	1,530	(322)	2,848	1,997	68,282

[a]	Total expense includes a provision of $1,500 million in contingency for disaster / emergency assistance (voted in Treasury Board and Finance).

162	Tables | Fiscal Plan 2023 – 26

Schedule 24: Expense by Function a

(millions of dollars)

	Health	Education	Social Services	Agriculture, Resource Management and Economic Development	Protection of Persons and Property (includes contingency and disaster assistance)	Transportation, Communications and Utilities	Regional Planning and Development	Environment	Recreation and Culture	Housing	General Government (includes pension provisions)	Debt Servicing Costs	Total 2023-24 Expense

Legislative Assembly	-	-	16	-	-	-	-	-	-	-	164	-	180

Advanced Education	-	6,339	-	-	-	-	-	-	-	-	(25)	-	6,314

Affordability and Utilities	-	-	-	-	-	-	-	-	-	-	140	-	140

Agriculture and Irrigation	-	-	-	843	-	-	-	49	-	-	-	-	892

Children’s Services	-	-	2,917	-	-	-	-	-	-	-	-	-	2,917

Culture	-	-	-	20	-	-	-	-	287	-	-	-	307

Education	-	9,317	-	-	-	-	-	-	-	-	-	33	9,351

Energy	-	-	-	826	-	-	-	135	-	-	22	-	984

Environment and Protected Areas	-	-	-	119	-	-	-	435	-	-	-	-	554

Executive Council	-	-	-	14	-	-	-	-		-	21	-	35

Forestry, Parks and Tourism	-	-	-	211	103	-	-	-	122	-	-	-	435

Health	26,446	-	-	-	-	-	-	-	-	-	-	-	26,446

Indigenous Relations	-	-	-	9	-	-	222	-	-	-	-	-	230

Infrastructure	5	1	-	-	-	2	-	24	-	1	580	-	613

Jobs, Economy and Northern Development	-	100	-	188	86	-	-	-	-	-	-	-	374

Justice	-	-	135	-	524	-	-	-	-	-	-	-	658

Mental Health and Addiction	166	-	-	-	-	-	-	-	-	-	-	-	166

Municipal Affairs	-	-	-	-	28	-	880	-	69	-	36	-	1,014

Public Safety and Emergency Services	-	-	39	-	1,177	-	-	-	-	-	-	-	1,217

Seniors, Community and Social Services	-	92	5,109	-	-	-	-	-	-	265	-	-	5,466

Service Alberta and Red Tape Reduction	-	-	-	-	80	-	-	-	-	-	55	-	135

Skilled Trades and Professions	-	173	-	2	-	-	-	-	-	-	-	-	175

Technology and Innovation	48	-	4	283	32	-	-	-	-	-	645	-	1,012

Trade, Immigration and Multiculturalism	-	-	-	86	-	-	-	-	-	-	-	-	86

Transportation and Economic Corridors	-	-	-	-	44	2,463	-	12	-	-	-	101	2,620

Treasury Board and Finance	15	11	38	54	58	-	-	2	2	-	1,568	2,714	4,460

Contingency (voted in TBF)	-	-	-	-	1,500	-	-	-	-	-		-	1,500

Total 2023-24 Expense	26,681	16,033	8,259	2,654	3,632	2,465	1,101	657	481	266	3,205	2,848	68,282

[a]	Total expense includes a provision of $1,500 million in contingency for disaster / emergency assistance (voted in Treasury Board and Finance).

Tables | Fiscal Plan 2023 – 26	163

Schedule 25: Historical Fiscal Summary, 2008–09 to 2025–26 a

(millions of dollars)

		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18

		2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22	2022-23	2023-24	2024-25	2025-26
Statement of Operations															Actual	Forecast	Estimate	Target	Target

Revenue

1 Personal income tax		8,708	7,877	7,631	8,563	9,621	10,537	11,042	11,357	10,763	10,775	11,874	11,244	11,257	13,335	13,806	14,069	15,034	16,071

2 Corporate income tax		4,252	4,754	3,334	3,678	4,756	5,488	5,796	4,195	3,769	3,448	4,871	4,107	3,037	4,718	6,413	5,911	6,254	6,590

3 Other tax revenue		3,817	3,746	3,820	4,099	4,333	4,500	4,598	5,168	5,649	6,538	6,833	5,747	5,285	5,453	4,361	5,012	5,767	5,948

4 Resource revenue		11,915	6,768	8,428	11,636	7,779	9,578	8,948	2,789	3,097	4,980	5,429	5,937	3,091	16,170	27,544	18,361	17,284	15,742

5 Investment income		(1,888)	3,541	2,486	2,168	2,595	3,423	3,113	2,544	3,698	3,126	2,349	2,828	2,643	3,579	1,035	3,154	3,273	3,407

6 Premiums, fees and licences		3,356	2,857	2,922	2,931	3,184	3,437	3,564	3,574	3,701	3,839	3,911	3,929	4,021	4,520	4,796	5,040	5,289	5,360

7 Other own-source revenue		4,587	4,627	4,903	5,128	5,234	5,412	6,438	5,850	3,637	6,983	6,292	3,360	3,272	8,952	6,305	6,554	6,348	6,377

8 Total own-source revenue		34,747	34,170	33,524	38,203	37,502	42,375	43,499	35,477	34,314	39,689	41,559	37,152	32,605	56,727	64,260	58,101	59,249	59,495

9 Federal transfers		4,578	5,342	5,452	5,192	5,042	7,059	5,982	7,142	7,979	7,606	8,013	9,072	10,532	11,595	11,765	12,552	12,475	13,113

10 Total Revenue		39,325	39,512	38,976	43,395	42,544	49,434	49,481	42,619	42,293	47,295	49,572	46,224	43,137	68,322	76,025	70,653	71,724	72,608

Expense by Function

11 Health		13,674	14,636	15,393	16,284	17,254	17,967	19,366	20,115	20,687	21,239	21,921	22,408	23,984	25,131	24,421	26,681	27,733	28,199

12 Basic / advanced education		10,438	11,067	11,362	11,951	12,394	12,782	13,103	13,673	14,110	14,471	14,848	14,971	14,134	14,296	15,360	16,033	16,335	16,601

13 Social services		3,417	3,807	4,129	4,278	4,641	4,668	4,548	4,752	5,198	5,592	5,867	6,203	5,919	5,989	6,961	8,259	8,059	8,443

14 Other program expense		10,386	9,834	9,443	9,853	10,528	12,970	11,031	10,375	12,607	13,189	11,866	12,893	13,858	16,686	16,289	14,783	15,091	15,240

15 Total program expense		37,915	39,344	40,327	42,366	44,817	48,387	48,048	48,915	52,602	54,491	54,502	56,475	57,895	62,102	63,031	65,756	67,218	68,483

16 Debt servicing costs		208	214	472	509	530	601	722	776	1,018	1,420	1,971	2,235	2,486	2,641	2,715	2,848	2,805	3,103

17 Pension provisions		2,133	430	439	634	296	748	(404)	(630)	(543)	(593)	(190)	(334)	(282)	(365)	(111)	(322)	(336)	(347)

18 Total Expense		40,256	39,988	41,238	43,509	45,643	49,736	48,366	49,061	53,077	55,318	56,283	58,376	60,099	64,378	65,635	68,282	69,687	71,239

19 Surplus / (Deficit)		(931)	(476)	(2,262)	(114)	(3,099)	(302)	1,115	(6,442)	(10,784)	(8,023)	(6,711)	(12,152)	(16,962)	3,944	10,390	2,371	2,037	1,369

Capital Plan [b]		7,943	8,000	7,544	6,884	6,062	5,770	6,181	6,558	6,578	9,021	6,057	5,545	6,896	6,622	6,446	8,005	7,976	7,008

Statement of Financial Position (at March 31)

20 Heritage / endowment funds		16,900	17,077	17,500	17,936	18,176	18,562	18,860	19,262	19,836	20,306	20,700	20,670	21,090	22,176	23,792	25,065	26,581	28,299

21 Contingency Account		16,822	14,983	11,192	7,497	3,326	4,658	6,529	3,625	2,299	1,661	6,342	-	-	-	-	-	-	-

22 Other financial assets		28,868	30,338	30,799	32,972	34,734	40,039	40,688	40,990	44,152	49,010	48,701	55,711	56,996	55,950	47,741	46,786	46,201	47,207

23 Taxpayer-supported Capital Plan liabilities		(880)	(2,888)	(3,199)	(3,442)	(4,594)	(8,724)	(11,922)	(19,040)	(23,769)	(29,339)	(33,597)	(37,188)	(42,733)	(47,529)	(45,828)	(45,815)	(45,849)	(47,161)

24 Taxpayer-supported general / pre-1992 TPP debt		(1,160)	(2,279)	(2,015)	(1,676)	(1,426)	(1,333)	(1,053)	(1,024)	(10,751)	(19,227)	(29,060)	(36,954)	(50,303)	(45,595)	(33,909)	(32,477)	(32,487)	(32,497)

25 Self-supported debt		(7,921)	(9,300)	(11,010)	(12,707)	(14,116)	(15,775)	(16,592)	(17,373)	(17,822)	(17,848)	(18,134)	(18,066)	(18,389)	(17,028)	(17,462)	(17,660)	(17,637)	(17,583)

26	Total Debt [c]	(9,961)	(14,467)	(16,224)	(17,825)	(20,136)	(25,832)	(29,567)	(37,437)	(52,342)	(66,414)	(80,791)	(92,208)	(111,425)	(110,152)	(97,199)	(95,952)	(95,973)	(97,241)

27 Pension liabilities		(10,239)	(9,483)	(9,922)	(10,556)	(10,852)	(11,600)	(11,196)	(10,566)	(10,023)	(9,430)	(9,240)	(8,918)	(8,636)	(8,271)	(8,160)	(7,838)	(7,502)	(7,155)

28 Other liabilities		(10,689)	(11,131)	(11,692)	(11,033)	(10,793)	(12,795)	(12,260)	(11,955)	(12,823)	(14,477)	(13,189)	(15,399)	(17,553)	(16,669)	(13,543)	(14,566)	(14,900)	(15,216)

29 Net Financial Assets / (Debt)		31,701	27,317	21,653	18,991	14,455	13,032	13,054	3,919	(8,901)	(19,344)	(27,477)	(40,144)	(59,528)	(56,966)	(47,369)	(46,505)	(45,593)	(44,106)

30 Capital / non-financial assets		30,275	34,217	37,607	40,122	39,517	40,839	42,197	44,623	46,622	49,015	50,744	51,570	53,767	55,053	55,846	57,353	58,478	58,360

31 Net Assets [d]		61,976	61,534	59,260	59,113	53,972	53,871	55,251	48,542	37,721	29,671	23,267	11,426	(5,761)	(1,913)	8,477	10,848	12,885	14,254

Energy prices and exchange rate

32 Oil price (WTI US$/bbl)		85.94	70.71	83.38	97.33	92.07	99.05	80.48	45.00	47.93	53.69	62.77	54.85	42.32	77.03	90.50	79.00	76.00	73.50

33 Heavy oil price (WCS @ Hardisty; Cdn$/bbl)		74.36	66.08	66.70	80.72	68.48	80.11	70.78	40.86	44.67	50.38	51.65	53.14	41.42	79.63	92.60	78.00	75.90	72.10

34 Natural gas price (ARP; Cdn$/GJ)		6.97	3.58	3.28	2.98	2.28	3.28	3.51	2.21	2.01	1.82	1.34	1.39	2.10	3.48	5.10	4.10	3.60	3.80

35 Exchange rate (US¢/Cdn$)		89.6	91.9	98.4	100.7	99.9	95.0	88.0	76.5	76.2	78.0	76.3	75.2	75.7	79.8	75.7	76.2	78.2	79.5

a	Numbers are not strictly comparable due to numerous accounting policy changes over time. 2019-20 expense by function have been re-classified following re-organizations and other adjustments.
b

Reflects capital grants and other support included in expense, and capital investment in government-owned assets not included in expense. Capital investment adds to capital assets, which are depreciated over time through amortization expense. Numbers for 2008-09 to 2013-14 are estimates as details required to consolidate SUCH capital spending with full accuracy are not readily available.

c	Does not include capital lease liabilities, or debt issued on behalf of government business enterprises which is reported on a net equity basis in Other Financial Assets.
d

The change in net assets / (debt) year over year does not match the surplus / (deficit) exactly in most years, due to various balance sheet adjustments, most of which are minor. A significant adjustment reducing net assets by $2 billion was made in 2012-13, to recognize the accumulated deferred capital contribution liability when the accounting standard was adopted.

164	Tables | Fiscal Plan 2023 – 26

BUDGET 2023

GOVERNMENT OF ALBERTA  |  2023 – 26

Fiscal Plan

Response to the

Auditor General of Alberta

February 2022

March 2022

May 2022

June 2022

December 2022

165

February 2022	167

March 2022	168

May 2022	172

June 2022	175

December 2022	177

166	Response to the Auditor General | Fiscal Plan 2023–26

Response to the Auditor General – February 2022

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following is the recommendation in the Auditor General’s report titled – Report on Post-secondary Institutions 2021 - February 2022 and the government’s response to the recommendation.

AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Alberta Advanced Education – Lakeland College

Improve user access controls

We recommend that Lakeland College improve its process to promptly remove terminated employees’ access to its network and Enterprise Resource Planning (ERP) system.

Accepted. Lakeland College will centralize the process to manage system access. Upon termination or resignation, employee access will be removed.

This recommendation is expected to be implemented by April 2023.

Response to the Auditor General | Fiscal Plan 2023–26	167

Response to the Auditor General – March 2022

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following is the recommendation in the Auditor General’s report titled – Site Rehabilitation Program - March 2022 and the government’s response to the recommendation.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Energy

Formalize risk management process

We recommend that the Department of Energy formalize its process to identify, analyze and respond to key risks to the SRP.

Accepted. The Department of Energy has been actively managing program risks since inception through various forums and approval processes. By March 2022, the department formalized and implemented its risk management process and risk register to respond to key Site Rehabilitation Program (SRP) risks.

168	Response to the Auditor General | Fiscal Plan 2023–26

Response to the Auditor General – March 2022

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled – Pesticide Management - March 2022 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Alberta Environment and Parks

Assess risks and employ compliance monitoring to mitigate them

We recommend that the Department of Environment and Parks regularly assess risks from non-compliance with pesticide laws and employ compliance monitoring processes to mitigate the identified risks.	Accepted. The Department of Environment and Protected Areas (formerly the Department of Environment and Parks) is undertaking transformational regulatory reform and system modernization.

The Regulatory Assurance Framework is the department’s foundational approach to enabling economic development activity while ensuring environmental standards are maintained.

To support the implementation of the Regulatory Assurance Framework, a Digital Regulatory Assurance System is being built for the management, conservation and preservation of Alberta’s natural resources.

This recommendation is expected to be implemented by March 2025.

Ensure public information is current and accurate

We recommend that the Department of Environment and Parks ensure that public information on pesticide products and conditions for their use is current and accurate.	Accepted. The Department of Environment and Protected Areas (formerly the Department of Environment and Parks) updated the pesticide product listing website in 2022 to ensure alignment with the federal listing.

Develop performance metrics and evaluate the pesticide program

We recommend that the Department of Environment and Parks establish performance metrics and regularly evaluate the effectiveness of the pesticide program.	Accepted. The Department of Environment and Protected Areas (formerly the Department of Environment and Parks) plans to establish service standards and performance metrics as part of the upcoming work in regulatory transformation. This work will be initiated after business process improvements and the transition to the new digital system.

This recommendation is expected to be implemented by March 2024.

Response to the Auditor General | Fiscal Plan 2023–26	169

Response to the Auditor General – March 2022

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following is the recommendation in the Auditor General’s report titled – Grant Management Processes – March 2022 and the government’s response to the recommendation.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Health

Improve grant monitoring processes

We recommend that the Department of Health improve its grant monitoring processes by:

•  improving its grant policy and procedures to ensure monitoring and evaluation requirements are followed and documented

•  establishing timelines for completing the grant evaluation checklist

•  assessing whether third-party assurance should be required on large-dollar-value or high-risk grants

Accepted. The Department of Health has implemented the recommendation by updating the Grant Policies and Procedures. Updates include:

•  checklist for periodic monitoring of multi-year and complex grants, and enhanced evaluation checklist for all grants at the end of the term;

•  evaluation checklist to be completed within 90 days of all grant requirements being met which can be extended, in extenuating circumstances, subject to Assistant Deputy Minister approval; and

•  third party assurance on financial reporting for new grant recipients as defined (non-Government of Alberta entities) if approved annual funding exceeds $2 million.

170	Response to the Auditor General | Fiscal Plan 2023–26

Response to the Auditor General – March 2022

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following is the recommendation in the Auditor General’s report titled – Assessment of Implementation Reports - March 2022 and the government’s response to the recommendation.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Justice and Solicitor General – Office of the Public Guardian and Trustee

Improve and follow policies and procedures - Repeated

We recommend that the Office of the Public Guardian and Trustee:

•  review and assess whether its policies are appropriate, and procedures are adequate to mitigate the risk that client assets could be mismanaged

•  improve its processes for ensuring compliance with policies and procedures

Accepted. The Office of the Public Guardian and Trustee (OPGT) (transferred to the Department of Seniors, Community and Social Services) will undertake the following corrective actions to ensure that compliance to procedures meets the desired threshold identified by the Public Trustee:

•  implement a replacement for the Public Trustee Information System Replacement System, which will focus on management oversight, monitoring, budgeting and inventory management;

•  implement the Electronic Document Management and Business Management Software Systems that focuses on document management and controls;

•  implement root cause analysis as part of the process of determining control effectiveness within the Enterprise Risk Management Framework (formerly OPGT Controls Framework); and

•  develop a formal delegation framework and a competency framework to demonstrate both the commitment to a competent workforce and an environment that holds people accountable.

This recommendation is expected to be implemented by December 2025.

Response to the Auditor General | Fiscal Plan 2023–26	171

Response to the Auditor General – May 2022

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled – Family Support for Children with Disabilities - May 2022 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Alberta Community and Social Services

Review and update guides to increase consistency

We recommend the Department of Community and Social Services review and update its guides to promote clarity and increase consistency when staff use judgment to assess needs and complete support planning.

Accepted. The Department of Seniors, Community and Social Services (formerly the Department of Community and Social Services) will:

•  update the Family Support for Children with Disabilities policy manual and training modules to reference all the assessment guides;

•  update assessment guides to outline what documentation is required for support and where it should be stored; and

•  develop a formal process to review and update assessment and rate decision guides, and the program policy manual.

This recommendation is expected to be implemented by September 2023.

Further develop training processes to ensure staff have the necessary skills and knowledge

We recommend the Department of Community and Social Services further develop the program training and oversight processes to ensure staff obtain the necessary skills and knowledge to complete the assessment of needs and support planning consistently.

Accepted. The Department of Seniors, Community and Social Services (formerly the Department of Community and Social Services) will:

•  create a repository of signed delegation instruments;

•  implement the Training Accountability Framework;

•  confirm that staff complete performance agreements and that the agreements are filed appropriately; and

•  implement a training compliance reporting tool accessible to authorized program supervisors and management.

This recommendation is expected to be implemented by June 2023.

172	Response to the Auditor General | Fiscal Plan 2023–26

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Community and Social Services

Increase consistency through effective oversight of caseworkers

We recommend the Department of Community and Social Services improve caseworker oversight processes to increase the consistency of the assessment of needs and support planning process.

Accepted. The Department of Seniors, Community and Social Services (formerly the Department of Community and Social Services) will:

•  implement a systems-based approach to generate performance results on program standards to enable more efficient and effective caseworker oversight;

•  establish a monthly reporting schedule and an accessible SharePoint site to improve caseworker and supervisor access to program performance results; and

•  update processes to address performance issues and monitor that actions are developed and implemented.

This recommendation is expected to be implemented by March 2023.

Response to the Auditor General | Fiscal Plan 2023–26	173

Response to the Auditor General – May 2022

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled – Indigenous Economic Participation - May 2022 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Indigenous Relations

Improve performance reporting process

We recommend that the Department of Indigenous Relations improve its performance reporting process for its programs to achieve increased Indigenous economic participation by:

•  implementing performance measures and targets for all programs

•  analyzing program performance, including the reporting it receives from funding recipients, to compare to user needs, planned results and program costs

•  reporting its analysis of program results and achievement of the ministry desired outcome, including lessons learned

Accepted. The Department of Indigenous Relations will:

•  implement performance measures and targets;

•  analyze program performance, including the reporting it receives from funding recipients, to compare to user needs and planned results; and

•  report on program results and achievements of the ministry desired outcome.

This recommendation is expected to be implemented during the 2023-24 fiscal year.

Alberta Labour and Immigration

Improve performance reporting process

We recommend that the Department of Labour and Immigration improve its performance reporting process for its First Nations Training to Employment and Aboriginal Training to Employment programs by:

•  updating program performance measures and targets

•  analyzing program performance, including the reporting it receives from funding recipients, to compare to user needs, planned results and program costs

•  reporting its analysis of program results and achievement of the ministry desired outcome, including lessons learned

Accepted. The Department of Jobs, Economy and Northern Development (formerly a part of the Department of Labour and Immigration) will:

•  establish an information technology system to capture, manage and report information related to the delivery and assessment of First Nations Training to Employment (FNTEP) and Aboriginal Training to Employment (ATEP);

•  develop a performance management framework for the two programs, to include a logic model, performance measures and targets; and

•  conduct an internal evaluation of FNTEP and ATEP, to assess the programs’ results achieved and lessons learned.

This recommendation is expected to be implemented by March 2024.

174	Response to the Auditor General | Fiscal Plan 2023–26

Response to the Auditor General – June 2022

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled – Procurement Processes - June 2022 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Alberta Infrastructure

Improve controls for ensuring compliance with trade agreements

We recommend the Department of Infrastructure improve its controls to ensure solicitation documents and posting periods comply with trade agreements.

Accepted. The Department of Infrastructure will:

•  develop training programs to ensure project teams and consultants understand trade agreement requirements in solicitation documents; and

•  investigate further controls to ensure solicitation-posting periods comply with trade agreements.

This recommendation is expected to be implemented during the 2023-24 fiscal year.

Improve controls for receiving submissions

We recommend the Department of Infrastructure ensure its controls for verifying that it receives electronic submissions on or before the procurement close are operating appropriately.

Accepted. The Department of Infrastructure will:

•  enhance existing controls to verify receipt time of electronic submissions are operating appropriately; and

•  investigate the possibility of automated auditing systems for the email system.

This recommendation is expected to be implemented during the 2024-25 fiscal year.

Improve access controls for procurement information systems

We recommend the Department of Infrastructure improve its access controls for its procurement information systems.

Accepted. The Department of Infrastructure established processes to manage access controls for its systems.

The department will investigate options to limit access to the three main procurement systems: Integrated Contracting and Procurement System, email account and procurement network folders.

This recommendation is expected to be implemented during the 2023-24 fiscal year.

Response to the Auditor General | Fiscal Plan 2023–26	175

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Infrastructure

Improve submission evaluation controls

We recommend the Department of Infrastructure improve its controls for:

•  verifying compliance with request for proposal requirements

•  identifying potential conflicts of interest

•  ensuring evaluation comments are adequately documented

Accepted. The Department of Infrastructure established a process in 2020 to review vendor proposal compliance issues, including conflicts of interest. To fully implement this recommendation, the department will:

•  explore options to audit proposals to meet requirements;

•  explore utilizing declarations of potential conflicts as a requirement in vendor proposal submissions;

•  enhance the documentation of comments on vendor evaluation by providing training to evaluation committees; and

•  explore implementing a review process for documentation of evaluation committee assessments.

This recommendation is expected to be implemented during the 2023-24 fiscal year.

176	Response to the Auditor General | Fiscal Plan 2023–26

Response to the Auditor General – December 2022

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following is the recommendation in the Auditor General’s report titled – Report of the Auditor General – November 2022 and the government’s response to the recommendation.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Jobs, Economy and Innovation

Complete eligibility verification of approved applications

We recommend the Department of Jobs, Economy and Innovation complete processes to verify the eligibility of approved applications.

Accepted. The Department of Jobs, Economy, and Northern Development (formerly part of the Department of Jobs, Economy and Innovation) will complete eligibility verification on a sample of approved applications that were assessed as lower risk.

This recommendation is expected to be implemented by February 2023.

Response to the Auditor General | Fiscal Plan 2023–26	177

BLANK PAGE

178